UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

14 September 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Notice of meeting and other information relevant to Telebond holders and other holders of Stock issued by TCNZ Finance Limited, in relation to the proposed Demerger of Telecom Corporation of New Zealand Limited.

2.	Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 14 September 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

Notice of meeting and

other information relevant

to Telebond holders and

other holders of Stock

issued by TCNZ Finance

Limited, in relation to the

proposed Demerger of

Telecom Corporation

of New Zealand Limited

13 September 2011

telecomnz

Contents

Chairman’s letter Page 3

1 Summary for Stockholders Page 4

2 Important information Page 6

3 Letter from the Trustee Page 7

4 Notice of meeting Page 8

5 Voting instructions Page 9

6 Directions for Stockholders attending the meeting Page 10

7 Independent Expert’s report Page 11

8 Tax implications for Stockholders Page 34

9 The Demerger process Page 35

10 Advantages and disadvantages of the Demerger Page 37

11 Risks Page 40

12 Information on New Telecom Page 44

13 Pro Forma financial information for New Telecom Page 64

14 Put option Page 74

15 Glossary and Interpretation Page 75

16 Directory Page 80

Information on how to obtain the Scheme Booklet

Further information on the Demerger, the processes involved and the outcomes expected will be available in the Scheme Booklet. The Scheme Booklet contains information prepared for Telecom Shareholders. The information in this Booklet regarding the Demerger has been extracted from the Scheme Booklet.

Upon its publication, a copy of the Scheme Booklet may be viewed, free of charge, online at http://investor.telecom.co.nz, or at Telecom’s registered office, located at:

Level 2, Telecom Place

167 Victoria Street West

Auckland 1142

New Zealand

Upon its publication, copies of the Scheme Booklet may be obtained free of charge from Telecom by contacting the Group Company Secretary at company.secretary@telecom.co.nz or by fax on +64 9 303 3430. In each case you will be required to provide your contact name and postal address. The Scheme Booklet is expected to be published on 13 September 2011.

Citigroup Global Markets Inc. (“Citi”) has provided financial advice to Telecom Corporation of New Zealand Limited in connection with the management of the Stock as a result of the Demerger. Citi provided this advice to Telecom Corporation of New Zealand Limited only and not to any third parties.

Citi did not take into account the investment objectives, financial situation or needs of any particular person. Before taking any action, you should ensure that you fully understand the terms of any proposal. You should also carefully evaluate whether the proposal is appropriate for you in light of your experience, objectives, financial situation, needs and other relevant circumstances. As Citi is not acting as your agent or advisor it does not provide tax, legal or accounting advice and you should obtain your own independent advice before taking any actions.

Have your say in what happens.

telecomnz Chorus

telecomnz

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. Investment decisions are very important. They often have long-term consequences. Read this document carefully. If you are in any doubt over the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Advisers Act 2008.

1. CAREFULLY READ THIS BOOKLET

You are receiving this Booklet as a holder of Telebonds or other Stock issued by TCNZ Finance Limited. You should read this Booklet in full, including the advantages, disadvantages and risks of the Demerger as set out in sections 10 and 11 before making any decision on how to vote on the Extraordinary Resolution.

2. VOTE ON THE EXTRAORDINARY RESOLUTION

All Holders of Telebonds and other Stock (referred to together in this Booklet as “Stockholders”) as at 10am (New Zealand time) on 28 September 2011 are entitled to vote at the Meeting to be held at Telecom’s premises, Level 2, Telecom Place, 167 Victoria Street West, Auckland, New Zealand on

30 September 2011, commencing at 10am (New Zealand time).

See section 4 of this Booklet for the notice of Meeting.

Voting in person

If you are entitled to vote and wish to do so in person, you should attend the Meeting and bring your Proxy Form (which contains your entry card and ballot paper) with you to the Meeting.

Voting by proxy

A Stockholder who is entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of the Stockholder. A proxy need not be another Stockholder.

See section 5 of this Booklet for more information on who can vote and how you can exercise your vote.

3. CONSENT FEE

If the Demerger occurs, each Stockholder who (either personally or by his or her representative) casts valid votes approving the Extraordinary Resolution, will receive a consent fee from the Issuer, TCNZ Finance Limited. The consent fee payable on each $1,000 (in scheduled redemption amount) of Stock will be $2.50. This means that if you hold Stock, the scheduled redemption amount of which is $5,000, and you validly cast your votes approving the Extraordinary Resolution, the Issuer will pay you $12.50 provided the Extraordinary Resolution is passed and the Demerger occurs. See section 1 of this Booklet for more information on this consent fee.

4. PUT OPTION

The conditions applying to each Class of Stock outstanding as at the Demerger Date have been amended to include a put option exercisable by the Stockholders (“Put Option”). The Put Option allows each Stockholder to require the Issuer to repurchase his or her Stock at 101% of its scheduled redemption amount plus accrued interest if there is both (i) a change in control of New Telecom and (ii) within 180 days after the change of control New Telecom’s credit rating falls below investment grade, provided this right is exercised within 60 days of the Put Option becoming exercisable. See section 14 of this Booklet for more information on the Put Option.

2 Telecom 2011

CHAIRMAN’S LETTER

Part of going ultra-fast

2 September 2011

Dear Stockholders,

It is important that you read this letter and the accompanying information pack carefully and vote in the upcoming meeting of Telecom’s Stockholders.

I am writing to you in connection with the proposed Demerger of Chorus Limited from Telecom Corporation of New Zealand Limited. This letter explains what the Demerger will mean for you, as a holder of Telebonds or other NZ$ debt securities issued by TCNZ Finance Limited (a member of the Telecom group of companies) (“Stock”), and what Telecom is requesting you to do.

Background

Telecom is proposing to demerge its fixed line access telecommunications infrastructure business, Chorus, to form an independent publicly listed company, Chorus Limited referred to as “New Chorus”, with the remaining business referred to as “New Telecom”. The Demerger, which is being effected by way of a scheme of arrangement, requires the approval of Telecom shareholders and the approval of the High Court of New Zealand. While the Demerger will enable New Chorus to play a leading role in the Government’s ultra-fast broadband initiative, it will also see the associated introduction of a simplified regulatory regime with greater regulatory certainty and a reduced regulatory burden on New Telecom, along with avoiding the need for New Chorus to compete against Government-backed fibre network providers in the regions where it has been selected as the Crown’s partner.

In addition, the Demerger will also allow New Telecom and New Chorus to further focus on their independent strategies and core competencies, whilst enabling both companies to tailor their capital structures and financial policies to best suit their individual businesses.

More information on New Telecom’s business, post-Demerger, is available in section 12.

Implications for Stockholders

In terms of the Trust Deed, the consent of the Trustee for the Stockholders (The New Zealand Guardian Trust Company Limited) is required to approve the terms of the Demerger. The Trustee has informed Telecom that it considers this is a matter for the Stockholders to consider and vote on; accordingly the Trustee will approve the terms of the Demerger only if it is authorised to do so by an Extraordinary Resolution of Stockholders. It is intended that a Stockholder meeting

Wayne Boyd, Chairman

take place on 30 September 2011 to vote on this Extraordinary Resolution.

A Stockholder who is entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of the Stockholder. A proxy does not need to be another Stockholder. If you are entitled to vote and wish to do so in person, you should attend the meeting and bring the enclosed proxy form (which contains your entry card and ballot paper) with you to the meeting.

Each Stockholder who casts valid votes approving the Extraordinary Resolution will receive a consent fee of 0.25% of the scheduled redemption amount of Stock held by the relevant holder. This fee will only be paid if the Extraordinary Resolution is passed and the Demerger takes place.

New Telecom intends to adopt a capital structure consistent with maintaining an ‘A band’ credit rating from the ratings agencies Standard & Poor’s and Moody’s. As set out in section 14, provided the Demerger proceeds, a holder of Stock may require New Telecom to repurchase his or her Stock at 101% of its scheduled redemption amount plus accrued interest if there is both (i) a change in control of New Telecom and (ii) within 180 days after the change of control New Telecom’s credit rating falls below investment grade, provided this right is exercised within 60 days of the Put Option becoming exercisable.

The Independent Expert, Grant Samuel, has concluded that this proposal is in the best interests of Stockholders. The Independent Expert’s Report is set out in section 7.

Each Telecom Director recommends that Stockholders vote in favour of the Extraordinary Resolution.

I look forward to your continued support of Telecom.

Wayne Boyd

Chairman

Telecom

investor.telecom.co.nz

3

1. SUMMARY FOR BONDHOLDERS

Summary for Stockholders

Proposed Demerger of Telecom

In March 2009, the New Zealand Government released its Ultra Fast Broadband (“UFB”) initiative (“UFB Initiative”). The essence of the UFB Initiative is to create a structure by which the New Zealand Government can provide partial funding for private investors to deploy fibre network infrastructure. On 24 May 2011, the New Zealand Government announced that it had reached agreement with Telecom Corporation of New Zealand Limited (“Telecom”) for its fixed line access business unit “Chorus” to take a cornerstone role in the UFB Initiative. A condition of the funding is that the Demerger is completed so that Chorus becomes a new listed company completely independent of Telecom. The UFB Initiative is explained in more detail in the Scheme Booklet.

The Demerger will be implemented by way of a scheme of arrangement approved by the High Court. The Demerger will result in the separation of Telecom into two separately listed independent companies, referred to in this Booklet as New Telecom and New Chorus. New Telecom will be a retail-focused telecommunications business comprising fixed, mobile and ICT businesses, as described in more detail in section 12 of this Booklet. New Chorus will own and operate New Zealand’s nationwide fixed line access network infrastructure. More information on New Chorus is contained in the Scheme Booklet. Each company will have separate management teams and boards of directors and will pursue its own respective strategic objectives independently of one another.

The implementation of the Demerger requires, among other things, that Telecom obtain approval of 75% or more of Telecom Shareholders entitled to vote and voting on the scheme of arrangement.

Stockholders’ meeting

Stockholders will not be entitled to vote at the Telecom Shareholders meeting, unless they are voting as shareholders. However, under the terms of the Trust Deed, Telecom does require the Trustee to approve the terms of the Demerger. The Trustee is The New Zealand Guardian Trust Company Limited. The Trustee has informed Telecom that this should be a decision for Stockholders and it will approve the terms of the Demerger only if it is authorised and directed to do so by an Extraordinary Resolution of Stockholders.

This is why Telecom is convening a Meeting of Stockholders. The notice of Meeting and the text of the Extraordinary Resolution are contained in section 4 of this Booklet. Information about attending and voting at the meeting is contained in section 5 of this Booklet.

Consent fee

If the Extraordinary Resolution is passed and the Demerger occurs, each Stockholder who (either personally or by his or her representative) casts valid votes approving the Extraordinary Resolution (“eligible Stockholders”), will receive a consent fee from the Issuer, TCNZ Finance Limited.

The consent fee is paid as consideration for voting in favour of the Extraordinary Resolution, which if passed will enable all Stock issued under the Trust Deed to remain outstanding after the Demerger. The consent fee is a once only fee and is payable to eligible Stockholders by either direct credit or by cheque.

The consent fee payable on each $1,000 (in scheduled redemption amount) of Stock will be $2.50. This means that if you hold Stock, the scheduled redemption amount of which is $5,000, and you validly cast your votes approving the Extraordinary Resolution, the Issuer will pay you $12.50 provided the Extraordinary Resolution is passed and the Demerger occurs.

The Demerger is scheduled to occur on 30 November 2011. In the case of holders of zero coupon or compounding Stock, the consent fee will be paid within ten Business Days of the Demerger. In all other cases the Issuer will pay the consent fee to eligible Stockholders on the next scheduled interest payment date for the relevant Class of Stock to occur following the completion of the Demerger.

The consent fee is payable as a once only fee to eligible Stockholders regardless of whether an eligible Stockholder subsequently transfers his or her Stock after the Meeting.

The tax implications for Stockholders who receive the consent fee are described in section 8 of this Booklet.

Independent Expert’s report

As part of the Demerger process Telecom has employed Grant Samuel to provide an Independent Expert’s report on the proposals for Stockholders contained in this Booklet. In its report Grant Samuel concluded that it is in the best interests of Stockholders to vote in favour of the Extraordinary Resolution. A copy of Grant Samuel’s report is contained in section 7 of this Booklet.

Credit ratings

New Telecom’s credit ratings are expected to remain within the ‘A band’ following the Demerger. Standard & Poor’s expects to assign a rating for New Telecom of A- / Stable post Demerger. Moody’s have advised that should the Demerger proceed as planned, New Telecom would likely be assigned a preliminary credit rating of A3 / Stable.

No other ratings agencies have consented to the disclosure of indicative ratings in this Booklet. These ratings reflect only the views of Standard & Poor’s and Moody’s and are not recommendations to buy or hold or sell securities.

New Telecom intends to adopt a capital structure consistent with maintaining an ‘A band’ credit rating. To that end, New Telecom intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed 1.1 times on a long run basis, which for credit rating agency purposes equates approximately to net debt to EBITDA of 1.5 times. The difference between these two ratios is primarily due to the capitalisation of operating leases.

4 Telecom 2011

Standard & Poor’s credit ratings range from AAA (being the highest credit rating) to D (being the lowest credit rating) and Moody’s credit ratings range from Aaa (being the highest credit rating) to C (being the lowest credit rating). The credit ratings from AAA to CCC (in respect of Standard & Poor’s) and Aaa to C (in respect of Moody’s) may also be modified by the addition of a (+) or minus (-) sign to show relative standing within the major rating categories. An issuer credit rating of A means that in both Standard & Poor’s and Moody’s opinion the issuer’s ability to make timely payment on its long term unsecured indebtedness is strong.

What will the Demerger mean for Stockholders?

Assuming the Demerger proceeds:

• all outstanding Stock will continue to be paid in accordance with their terms; • the obligation to make payments on the Stock remains with the Issuer, TCNZ Finance Limited;

• New Telecom and the other existing guarantors will remain liable under their guarantee of the Stock;

• Stockholders will have the added benefit of the Put Option as described in more detail in section 14; and

• New Chorus and its subsidiaries will not have any liability to Stockholders, and Stockholders will have no recourse to their assets.

Both the Trustee and NZX have reviewed and approved of the notice of Meeting in section 4 and the terms of the Extraordinary Resolution described herein. The Trustee’s letter to Stockholders is contained in section 3 of this Booklet.

What do you need to do?

If you wish to vote in favour of, or against, the Extraordinary Resolution, then you must either personally or by your representative (which includes a proxy) attend the Meeting. If you vote in favour of the Extraordinary Resolution and it is passed:

• the Trustee will be able to approve the terms of the Demerger, which is an important step in the Demerger process; and

• you will be eligible to receive a consent fee if the Demerger occurs.

If you do nothing, vote against the Extraordinary Resolution, or the Extraordinary Resolution is not passed, the Demerger may not occur as planned and you will not receive the consent fee.

Appointing a proxy

If you want to appoint a proxy to attend and vote on your behalf at the Meeting, please complete the enclosed Proxy Form. By nominating the Chairman as your proxy to vote in favour of the Extraordinary Resolution you become eligible to receive the consent fee described above if the Extraordinary Resolution is passed and the Demerger occurs. Please return your completed Proxy Form by no later than 10am 28 September 2011, using the included prepaid envelope, to: Computershare Investor Services Limited

Private Bag 92119

Auckland 1142

New Zealand

investor.telecom.co.nz

5

2. IMPORTANT INFORMATION

Important information

Important Dates

EVENTS DATE

Expected mailing of this Booklet to Stockholders 13 September 2011

Time and date for determining eligibility to vote at the Meeting 10am on 28 September 2011

Latest time and date at which Proxy Forms can be received by Computershare 10am on 28 September 2011

Meeting 10am on 30 September 2011

Payment of consent fee to eligible Stockholders In the case of zero coupon or compounding Stock, within ten Business Days of the completion of the Demerger and in all other cases, the next scheduled interest payment date for the relevant Class of Stock to occur following the completion of the Demerger

No representation

Except to the extent set out in this Booklet or as required by law (and then only to the minimum extent so required), none of Telecom, New Telecom, New Chorus, the Trustee or any of their respective associates, advisers, employees or current or proposed directors warrants the performance of Telecom or New Telecom. Neither Crown Fibre Holdings Limited (“CFH”) nor the Crown nor any of their respective affiliates takes any responsibility whatsoever for any of the information contained in this Booklet.

Responsibility for reports

KPMG has taken responsibility for the preparation of the “Independent Accountants’ Report on the New Telecom Pro Forma Financial Statements” which appears in section 13.

Grant Samuel has prepared the Independent Expert’s report which appears in section 7 and takes responsibility for that report.

6 Telecom 2011

3. LETTER FROM THE TRUSTEE

Letter from the Trustee Guardian Trust

2 September 2011

To Stockholders of TCNZ Finance Limited (the Issuer)

The New Zealand Guardian Trust Company Limited is the Trustee (Trustee) for Stockholders under a Trust Deed dated 25 October 1988 (as subsequently amended).

A meeting of Stockholders has been convened by the Issuer to vote on authorising the separation of Telecom Corporation of New Zealand Limited (Telecom) into two separately independent companies in relation to participation in the Government’s ultra fast broadband initiative (the Demerger).

This letter forms part of an information booklet (the Booklet) prepared by Telecom which includes the Notice of Meeting of Stockholders (to be held on 30 September 2011) and an independent report from Grant Samuel to assist Stockholders in evaluating the Demerger. The decision by Telecom to demerge will mean a fundamental change in the structure of Telecom. Accordingly, the Trustee considers that Stockholders should be provided with the relevant information so that Stockholders can decide whether or not to authorise the Demerger by voting on the Extraordinary Resolution, to authorise and direct the Trustee to approve the terms of the Demerger. Unless Stockholders authorise and direct the Trustee to provide such approval, the Demerger may result in an event of default under the Trust Deed.

Telecom has prepared or procured the preparation of this Booklet including the information and statements of a commercial or financial nature and the structure of the Demerger. Telecom has consulted with us in relation to the meeting material. As Trustee we have been involved with a view to ensuring that Stockholders are presented with the necessary information to enable Stockholders to make an informed decision on how they should vote. We draw your attention to:

• The independent report produced by Grant Samuel which summarises the proposal and provides conclusions from a Stockholders’ perspective;

• The material in the Booklet on the advantages and disadvantages of the Demerger and what New Telecom would, from a financial point of view, look like; and

• The terms of the consent fee proposed by Telecom. If the Demerger occurs, this consent fee is only payable to those Stockholders who voted in favour of the Extraordinary Resolution.

Whether or not to approve the Extraordinary Resolution is a matter for individual Stockholders. This is an important decision for Stockholders. We recommend Stockholders consider it carefully and consult with their professional advisers before voting.

We also encourage you to attend the meeting or, if you are unable to do so, to complete and return the proxy form enclosed with the Booklet.

Yours faithfully,

John Sewell

Manager, Corporate Client Services

investor.telecom.co.nz

7

4. NOTICE OF MEETING

Notice of meeting

NOTICE OF A MEETING of the holders of all classes of Stock presently outstanding of TCNZ Finance Limited (“Issuer”)

The Issuer hereby gives notice to all Holders of Stock currently outstanding and constituted and issued under and pursuant to the trust deed dated 25 October 1988 (as amended from time to time) (“Trust Deed”) originally made between Telecom Corporation of New Zealand Limited (“Telecom”) and The New Zealand Guardian Trust Company Limited (“Trustee”) as Trustee for the Holders of Stock that, pursuant to the provisions of the fourth schedule to the Trust Deed, a Meeting of the Holders of Stock has been convened by the Issuer and will be held at:

Level 2, Telecom Place,

167 Victoria Street West,

Auckland 1142,

New Zealand

on 30 September 2011 at 10am for the purposes of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution (as that term is defined in the Trust Deed) in accordance with the provisions of the Trust Deed:

Extraordinary resolution

THAT this meeting of Holders of all classes of Stock (as defined in the Trust Deed) issued by TCNZ Finance Limited currently outstanding and constituted by the trust deed dated 25 October 1988 (as amended from time to time) (“Trust Deed”) originally made between Telecom Corporation of New Zealand Limited (“Telecom”) and The New Zealand Guardian Trust Company Limited (“Trustee”) for the Holders of Stock, hereby:

1. authorises and directs the Trustee to approve the terms of the High Court approved scheme of arrangement providing for the demerger of Telecom Corporation of New Zealand Limited in accordance with clause 14.1.2(i) of the Trust Deed; and

2. authorises and directs the Trustee, upon request by Telecom, to take all action necessary, desirable or appropriate to implement, or facilitate the implementation of, the demerger referred to in paragraph 1 above.

8 Telecom 2011

5. VOTING INSTRUCTIONS

Voting instructions

Who can vote

Subject to the following paragraphs, all persons registered as a Holder of Stock in the Register at Proxy Closing Time are entitled to vote at the Meeting (each such person an “entitled voter”). Proxy Closing Time is 10am on 28 September 2011. Where an entitled voter has been adjudicated bankrupt, the assignee in bankruptcy shall be entitled to vote. Any person validly appointed as representative or proxy of an entitled voter is entitled to vote at the Meeting. Where an entitled voter has appointed another person as his or her representative or proxy, such entitled voter shall not be entitled to vote at the Meeting unless and until such appointment is revoked and Telecom is notified in writing at its registered office. No appointment of representative or proxy can be revoked after the commencement of the Meeting at which it was to be used.

Where Stock is jointly held by one or more persons, only the first named person on the Register is entitled to vote.

For the purposes of establishing voting rights, the Register shall close at the close of business on the day preceding Proxy Closing Time and shall remain closed until after the Meeting has been closed or adjourned.

Voting process

The quorum required to pass the Extraordinary Resolution is a majority of the nominal value of all Stock then outstanding. This means that Holders of Stock (or their representatives) representing more than 50% of the nominal amount of all Stock then outstanding must be present in person or by proxy at the Meeting. If the required quorum is not present within 30 minutes of the time appointed for the Meeting (or such shorter time as the Chairman may select and the Trustee approve) the Meeting will be adjourned for no less than seven days thereafter. Where a Meeting is adjourned due to lack of quorum, the quorum requirements at the adjourned Meeting shall be satisfied by any Holder of Stock (or his or her representative) being present, regardless of the percentage of Stock that they represent.

A poll may be demanded by the Chairman, the Trustee, or one or more Holders of Stock (or their representatives) holding in aggregate no less than 5% of nominal amount of all Stock then outstanding. The Trustee has advised that it will demand a poll. Where a poll has been demanded, each Holder of Stock (or his or her representative or proxy) is entitled to one vote for each nominal $1.00 of Stock of which he or she is the Holder. Any Stock then held by Telecom or a company related to Telecom (as defined in the Companies Act 1993) shall not confer a right to vote on such poll.

Proxy voting

Each registered Holder of Stock is entitled to appoint a proxy to attend and vote at the Meeting. The proxy does not need to be a Holder of Stock. If a Holder of Stock intends to appoint a proxy it may do so by completing the enclosed Proxy Form.

A validly appointed proxy is entitled to attend, vote and speak at the Meeting and demand or join others in demanding a poll and has powers generally to act at the Meeting on behalf of the Holder of Stock as if the proxy himself or herself was the Holder of Stock.

Instructions for completing and delivering the Proxy Form are contained on the reverse side of the Proxy Form enclosed with this Booklet. No proxy will be effective (otherwise than in the Trustee’s discretion) unless the appropriate Proxy Form is completed and returned in accordance with the instructions contained on the reverse side of the Proxy Form enclosed with this Booklet.

Appointment of the Chairman

The Trustee has the right to appoint the Chairman of the Meeting. To exercise this right the Trustee must nominate such person in writing. Where the Trustee has not exercised its right to appoint a Chairman or where the Chairman as appointed by the Trustee is not present within fifteen minutes after the time appointed for the Meeting to commence, the Holders of Stock (including representatives) present and entitled to vote shall choose a Holder of Stock as Chairman of the meeting. Failing such choice by the Holders of Stock, Telecom or the Issuer may appoint the Chairman.

investor.telecom.co.nz

9

6. DIRECTIONS FOR STOCKHOLDERS ATTENDING THE MEETING

Directions for Stockholders attending the meeting

Meeting venue

Level 2

Telecom Place

167 Victoria Street West

Auckland Central 1010

New Zealand

Directions

• If you are approaching from the central city down Victoria Street West, turn right into Dock Street just before the traffic lights at the intersection of Victoria Street West and Halsey Street.

• If you are approaching from the north along Victoria Street West (i.e. travelling towards the central city with Victoria Park on your left), turn left at the first street (Dock Street) after the traffic lights at the intersection of Victoria Street West and Halsey Street.

• If you are approaching from the Viaduct Harbour, having turned off Fanshawe Street into Halsey Street, turn left at the traffic lights at the intersection of Halsey Street and Victoria Street West, and then left again at the first street (Dock Street) after the intersection.

For parking around Telecom Place

Quay St

Viaduct Harbour

Pakenham St West

Westhaven Dr

Beaumont St

Daldy St

The Westin Auckland

Halsey St

Gaunt St

Pakenham St East

Market Place

Customs St West

Lower Hobson St

Sturdee St

Customs St West

Fanshawe St

Fanshawe St

Swanson St

Federal St

Wolfe St

Fanshawe St

Bradnor Ln

Federal St

Wyndham St

Heritage Auckland

Beaumont Street

Victoria Park

Halsey St

Dock St telecomnz

Hardinge St

Graham St

Victoria St West

Nelson St

Hobson St

SKYCITY

Kingston St

Albert St

Victoria St West

Freemans Bay Franklin Rd

Drake St Sale St Wellesley St West Elliot St Queen St

Cook St

10 Telecom 2011

7. INDEPENDENT EXPERT’S REPORT

Independent Expert’s report

GRANT SAMUEL

LEVEL 31

VERO CENTRE

48 SHORTLAND STREET AUCKLAND

PO BOX 4306 AUCKLAND

T: +64 9 912 7777 / F: +64 9 912 7788

www.grantsamuel.co.nz

1 September 2011

The Directors

The New Zealand Guardian Trust Company Limited

Level 3

Guardian Trust House

PO Box 913

WELLINGTON

Dear Sirs,

Independent Report in relation to the Domestic Debt Securities Proposal

1. Introduction

1.1 Background to the Domestic Debt Securities Proposal

On 24 May 2011 Telecom Corporation of New Zealand Limited (TCNZ) announced that it is proposing a demerger of its fixed line access and network infrastructure business to create two separately listed companies New Chorus and New Telecom (the Proposed Separation). The Proposed Separation was a requirement of entering into an agreement with Crown Fibre Holdings Limited (CFH) in relation to the Government’s Ultra Fast Broadband (UFB) Initiative. The Proposed Separation is to be implemented by way of a Scheme of Arrangement that requires the prior approval of TCNZ shareholders. More information on the Proposed Separation can be found in Section 4 of this letter and in the Scheme Book available online at http://investor.telecom.co.nz.

TCNZ Finance Limited (the Issuer), a wholly owned subsidiary of TCNZ, is the funding arm for TCNZ and its subsidiaries (the TCNZ Group) and has a number of debt instruments on issue denominated in various currencies. At the date of this report the New Zealand dollar denominated debt instruments (the Domestic Debt Securities) comprise:

$541.7 million of fixed term, unsecured, unsubordinated bonds, known as Telebonds. Materially all of the Telebonds mature between March 2013 and March 2016 and are listed on the NZX Debt Market (NZDX ); and

$9.0 million of short term Promissory Notes. The Promissory Notes are essentially a form of commercial paper issued to high net worth/institutional investors and all mature on or prior to 19 October 2011.

GRANT SAMUEL

Certain companies (the Guaranteeing Group) in the TCNZ Group guarantee all payments due in respect of the Domestic Debt Securities.

The New Zealand Guardian Trust Company Limited (the Trustee) acts as Trustee for the benefit of holders of the Domestic Debt Securities subject to the terms and conditions of the Trust Deed between TCNZ and the Trustee dated 25 October 1988 (as amended from time to time) (the Trust Deed). The Proposed Separation may, if it proceeds, constitute an Event of Default under the terms of the Trust Deed unless first approved by the Trustee. In this instance the Trustee has stated that it will only approve the Proposed Separation if it is authorised and directed to do so by an Extraordinary Resolution1 of holders of Domestic Debt Securities.

The Proposed Separation is subject to a number of conditions including TCNZ shareholder approval, approval of certain TCNZ EMTN2 holders or the trustee under the TCNZ EMTN programme, approval of the Trustee of the Domestic Debt Securities and TCNZ being granted the Final Court Orders necessary to implement the Proposed Separation. If the Proposed Separation does not occur there will be no change to the terms of the Domestic Debt Securities or the nature of the Issuer/TCNZ Group. If it does occur the Domestic Debt Securities will be obligations of New Telecom.

TCNZ shareholders are due to vote on the Proposed Separation and Final Court Orders are expected on 14 November. The effective date for the demerger is scheduled for 30 November 2011. The required approvals of the relevant EMTN holders will be sought prior to the TCNZ shareholder meeting date.

TCNZ is convening a meeting of Domestic Debt Security holders at 10am on 30 September 2011 to consider a resolution that will, if passed, authorise and direct the Trustee to approve the Proposed Separation (the Domestic Debt Security Proposal or DDS Proposal). All holders of Domestic Debt Securities as of 5pm on 28 September 2011 will be entitled to vote on the DDS Proposal.

TCNZ has confirmed that no further Domestic Debt Securities will be issued prior to the vote on the DDS Proposal.

1.2 Details of the DDS Proposal

The DDS Proposal is conditional upon:

• holders of the Domestic Debt Securities approving the relevant Extraordinary Resolution and the Trustee subsequently approving the Proposed Separation; and

• TCNZ Shareholders approving the Proposed Separation and the Proposed Separation subsequently becoming unconditional.

If the DDS Proposal becomes unconditional:

• a consent fee of 0.25% of the scheduled redemption amount (excluding interest) or par value (Par Value ) of each Domestic Debt Security will be payable as a one-off payment to all Domestic Debt Security holders that vote in favour of the relevant resolution (the consent fee will be paid at

1 An Extraordinary Resolution can only be passed at a meeting of Debt Security holders at which at least 75% of the persons voting at the meeting vote in favour of the resolution or, if a poll is demanded, if 75% of the nominal value of the Domestic Debt Securities held by the holders present (or represented) vote in favour of the resolution. The Chairman, the Trustee or one or more of the Debt Security holders who owns no less than 5% of the nominal value of all Debt Securities outstanding can demand a poll. The Trustee has advised that it will demand a poll.

2 Euro Medium Term Notes (EMTNs)

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the same time as the next coupon date following the Proposed Separation for Domestic Debt Securities with regular coupon payments and within ten days following the Proposed Separation for all other Domestic Debt Securities);

• Telebond holders will, under certain limited circumstances, be able to exercise a put option, whereby they may require TCNZ to purchase (or procure the purchase of) the Telebonds at 101% of the Par Value of each Telebond plus accrued interest (the 101 Put Option). All Telebonds have a Par Value of $100. New Telecom will be released from a wide range of regulatory obligations if the Proposed Separation proceeds and will, by virtue of the removal of the Kiwi Share ownership restrictions, be able to be taken over. The 101 Put Option provides some degree of protection to Telebond holders in the event of a Change of Control3 of New Telecom. The 101 Put Option can only be exercised if, on the date of announcement of a Change of Control, the Telebonds carry a non investment grade rating4 , or an investment grade rating5 which is subsequently downgraded to non investment grade or withdrawn and is not upgraded or reinstated to investment grade within a set period following the Change of Control6.

If such an event occurs New Telecom will be required to notify Telebond holders. Telebond holders will have 60 days following this notification to exercise the 101 Put Option;

• all existing terms and conditions of the Domestic Debt Securities will remain, including coupon and maturity dates; and

• the Telebonds will continue to be listed and traded through the NZDX.

The business of New Telecom, and therefore, the Issuer and the Guaranteeing Group will however change as a result of the Proposed Separation.

2. Scope of the Report

2.1 Purpose of the Report

Grant Samuel & Associates Limited (Grant Samuel) has been engaged by TCNZ to prepare an Independent Report in relation to the Proposed Separation for the shareholders of TCNZ. There is no legal requirement for a report to be prepared for the Domestic Debt Security holders in relation to the DDS Proposal or the Proposed Separation. The Trustee of the Domestic Debt Securities has requested that Grant Samuel prepare an Independent Report to assist Domestic Debt Security holders in evaluating the DDS Proposal and to ascertain whether, in Grant Samuel’s opinion, the DDS Proposal is in the best interests of holders of the Domestic Debt Securities. Grant Samuel is independent and appropriately qualified and does not believe that there are any facts or circumstances which could give rise to a conflict of interest, or which would otherwise affect its ability to provide the requested independent report. Grant Samuel did not participate in setting the terms of, or the negotiations leading to, the DDS Proposal.

3 Change of control is defined as any person or persons acting in concert directly or indirectly acquiring more than 50% of the issued ordinary share capital of New Telecom or such number of shares in the capital of New Telecom carrying more that 50% of the total voting rights attached to the issued share capital of New Telecom that are normally exercisable at a general meeting of New Telecom.

4 Non-investment grade rating is defined as a rating of Ba1/BB+, or equivalent, or worse from any of the rating agencies from whom New Telecom procures a rating.

5 Investment grade rating is defined as a rating of Baa3/BBB-, or equivalent, or better from any of the rating agencies from whom New Telecom procures a rating.

6 The set period commencing on the first public announcement of the Change of Control and ending 180 days after the Change of Control announcement (or such longer period for which the Telebonds are under consideration (such consideration having been announced publically within the period ending 180 days after the Change of Control) for rating review or, as the case may be, rating by a rating agency, such period not to exceed 60 days after the public announcement of such consideration).

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2.2 Basis of Evaluation

Grant Samuel has assessed the following factors when evaluating whether the DDS Proposal is in the best interests of holders of the Domestic Debt Securities:

• the background to the DDS Proposal;

• the New Telecom business proposition following the Proposed Separation and its perceived ability to service and repay the Domestic Debt Securities;

• the tax consequences, if any, of the DDS Proposal for Domestic Debt Security holders;

• any other advantages and disadvantages of the DDS Proposal; and

• the implications of rejecting the DDS Proposal.

Grant Samuel’s opinion is to be considered as a whole. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

A copy of this report will be sent to all Domestic Debt Security holders. This report is for the benefit of Domestic Debt Security holders only and has been prepared to assist Domestic Debt Security holders in assessing whether or not to approve the DDS Proposal. The report should not be used for any purpose other than as an expression of Grant Samuel’s opinion as to whether the DDS Proposal is in the best interest of Domestic Debt Security holders. This report should be read in conjunction with the Qualifications, Declarations and Consents outlined in Section 6 of this report.

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3. Profile of the Domestic Debt Securities

3.1 Key Terms

The table below summarises the six main Telebond tranches currently on issue:

Overview of the Telebonds					
Tranche	Date of Maturity	Face Value (NZ$ millions)	Coupon	Next Coupon Date	Last Trade
TCN480	22/03/2013	250.0	6.92%	22/09/2011	4.80% (24/08/11)
TCN540	15/06/2013	23.1	8.20%	15/12/2011	6.40%(14/06/11)
TCN510	15/06/2013	39.0	8.50%	15/12/2011	5.00% (09/06/11)
TCN520	15/06/2015	54.7	8.65%	15/12/2011	5.90% (18/08/11)
TCN550	15/06/2015	18.3	8.35%	15/12/2011	6.04% (25/07/11)
TCN490	22/03/2016	150.0	7.04%	22/09/2011	5.55% (22/08/11)
Total		**535.1**			

Source: NZX Company Research

Coupon payments on the Telebonds listed above are made six monthly in arrears. The coupon rates are fixed for the term of each Telebond.

The Issuer also has a number of smaller tranches of Telebonds on issue that are a legacy of its funding regime prior to 2002 (**the Legacy Telebonds**). The Legacy Telebonds which include regular, zero and compounding coupon bonds, have an aggregate face value of approximately $6.6[7] million and mature between April 2012 and April 2016.

As at the date of this report the Issuer also has $9.0 million of Promissory Notes on issue. The Promissory Notes are a form of short-term (3-month) commercial paper issued to institutional/high net worth investors. The table below shows the maturity profile of the Promissory Notes:

Overview of the Promissory Notes	
Maturity Date	Face value (NZ$ million)
07/09/2011	2.0
19/10/2011	7.0
Total	**9.0**

At the time of the vote on the DDS Proposal only $7.0 million of Promissory Notes will remain outstanding. Only this tranche will be eligible to vote on the DDS Proposal and will receive the Consent Fee if they vote in favour of the DDS Proposal and both the DDS Proposal and the Proposed Separation subsequently become unconditional.

All of the Promissory Notes will have matured by the scheduled effective date of the Proposed Separation (30/11/2011). The Promissory Notes will therefore be unaffected by the Proposed Separation (other than the potential receipt of the Consent Fee as noted above).

---

7 Includes accrued interest to August 2011 in the case of the compounding and zero coupon bonds. The actual amount payable at the maturity of the Legacy Bonds will therefore be higher than $6.6 million.

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Repayment and Events of Default

The Domestic Debt Securities must be repaid prior to maturity if one of the Events of Default described in the Trust Deed occurs, that Event of Default continues unremedied, and the Trustee has declared the amounts owing in respect of Domestic Debt Securities to be immediately due and payable. In summary, Events of Default include:

• non-payment of principal or interest;

• liquidation or dissolution of any Guaranteeing Group member or any Guaranteeing Group member ceasing or threatening in writing to cease to carry on the whole or a substantial part of its business (subject to certain exceptions including the approval of the Trustee);

• a receiver being appointed in respect of the whole or any material part of the assets or undertakings of any Guaranteeing Group member;

• any Guaranteeing Group member being unable to pay its debts as they fall due; and

• any indebtedness of any Guaranteeing Group member of an amount exceeding $10 million becoming due before its stated maturity by reason of default by any Guaranteeing Group member.

3.2 The Issuer and the Guaranteeing Group

The Issuer is the principal financing company of the TCNZ Group. The Issuer’s principal activities are to borrow funds from the public and other investors, both domestically and overseas, and to on-lend those funds to TCNZ companies. The Issuer also enters into derivative financial instruments in order to manage the foreign exchange and interest rate risks associated with its borrowings, as well as to manage the foreign exchange risk associated with the operations of the TCNZ Group. The Issuer is a financing subsidiary of TCNZ and has no external business activities or assets.

Payments due in respect of the Domestic Debt Securities (both principal and interest) are guaranteed by TCNZ and certain subsidiaries of TCNZ (the Guaranteeing Subsidiaries) in accordance with the Trust Deed. TCNZ has given an undertaking that any subsidiary, which is wholly owned by a member of the Guaranteeing Group, will become a Guaranteeing Subsidiary, with the exception of:

• a subsidiary whose profits before tax and extraordinary items are not greater than 20% of the consolidated profits of TCNZ Group and whose total tangible assets represent not greater than 20% of the total tangible assets of TCNZ Group; or

• a subsidiary whose principal business is that of a bank, finance company, insurance company or similar; or

• any company in respect of which two directors of TCNZ certify to the Trustee that there are sound commercial reasons for that subsidiary not becoming a Guaranteeing Subsidiary and that this will not in their opinion have a materially adverse effect on Domestic Debt Security holders generally in the reasonably foreseeable future.

TCNZ may at its option join any subsidiary as a Guaranteeing Subsidiary, whether or not required to do so in accordance with the above. TCNZ may seek the removal of a Guaranteeing Subsidiary from the Guaranteeing Group by providing a certificate signed by two Directors of TCNZ stating that there are sound commercial reasons why the removal should take place and that the removal will not in their opinion have a material adverse affect on Domestic Debt Security holders.

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The Trust Deed includes a requirement that the Directors of TCNZ resolve and certify to the Trustee, following the end of each financial quarter, that they are satisfied that, having regard to the financial position of the Guaranteeing Group (including contingent liabilities) the anticipated trading and transactions during the next 12 months and the sources of finance arranged or capable of being arranged during such 12 months, the Guaranteeing Group will be able to meet all its liabilities as they fall due or are anticipated to become payable during such 12 months.

The table below summarises for both the Guaranteeing Group and TCNZ Group for the financial year ended 30 June 2011:

- earnings before interest, tax, depreciation, impairments and adjusting items[8], less capital expenditure (**Adjusted Free Cash Flow**). TCNZ has provided this measure of cash flow as a proxy for actual cash flow before financing activities as TCNZ does not produce cash flow statements for the Guaranteeing Group. Actual cash flows will be less, reflecting items such as interest and tax;
- total tangible assets; and
- total gross debt[9]:

The Guaranteeing Group and TCNZ			
Financial year to 30 June 2011	**Adjusted Free Cash Flow**	**Total Tangible Assets**	**Total Gross Debt**
Guaranteeing Group	913	4,715	2,629
Other TCNZ Group Entities	(26)	583	-
TCNZ Group Total	**887**	**5,298**	**2,629**

3.3 Ranking of Domestic Debt Securities

The Domestic Debt Securities constitute direct, unsecured, and unsubordinated obligations of the Issuer and rank equally with each other and all other liabilities of the Guaranteeing Group.

The Issuer, TCNZ and each other Guaranteeing Group member have covenanted with the Trustee that, while any Domestic Debt Security remains outstanding it will not create or permit to exist any charge over any of its assets other than certain permitted charges as prescribed under the Trust Deed. Permitted charges include charges that in aggregate do not exceed 5% of total tangible assets of the TCNZ Group.

The Trust Deed has no covenants as to the ratio of liabilities to assets or interest cover ratios of the Issuer, TCNZ or the other Guaranteeing Group members (i.e. there are no limitations on the overall level of indebtedness of the TCNZ Group).

3.4 Telebond Trading History

The charts below show the trading history (price and volume) of the Telebonds issued in March 2006. Due to adverse interest rate movements from the issue date to November 2008 these Telebonds traded below Par Value for the majority of this period. Since the start of 2009 these Telebonds have

8 Adjusting items include gains on sale, UFB costs and natural disaster costs. These adjustments are consistent with the adjustments made in TCNZ's statutory accounts.

9 Includes the value of foreign exchange on principal of cross currency interest rates swaps. Excludes mark to market on interest rates and forward exchange contracts.

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generally traded above Par Value (interest rates declining resulting in an increase in the Telebond’s market values).

Trading History TCN480

9.00%

8.50%

8.00%

7.50%

7.00%

6.50%

6.00%

5.50%

5.00%

4.50%

4.00%

7,000

6,000

5,000

4,000

3,000

2,000

1,000

-

22-Mar-06 22-Mar-07 22-Mar-08 22-Mar-09 22-Mar-10 22-Mar-11

— Yield to maturity (LH) — Coupon (LH) — Volume (000) (RH)

Source: NZX Company Research

Trading History TCN490

9.00%

8.50%

8.00%

7.50%

7.00%

6.50%

6.00%

5.50%

5.00%

4.50%

4.00%

7,000

6,000

5,000

4,000

3,000

2,000

1,000

-

22-Mar-06 22-Mar-07 22-Mar-08 22-Mar-09 22-Mar-10 22-Mar-11

— Yield to maturity (LH) — Coupon (LH) — Volume (000) (RH)

Source: NZX Company Research

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The charts below show the trading history of the Telebonds issued in August 2008. Since the issue date these Telebonds have generally traded above the Par Value.

Trading History TCN540

8.50%

8.00%

7.50%

7.00%

6.50%

6.00%

5.50%

5.00%

4.50%

4.00%

1,000

900

800

700

600

500

400

300

200

100

-

14-Aug-08 14-Mar-09 14-Oct-09 14-May-10 14-Dec-10 14-Jul-11

— Yield to maturity (LH) — Coupon (LH) — Volume (000) (RH)

Source: NZX Company Research

Trading History TCN550

9.00%

8.50%

8.00%

7.50%

7.00%

6.50%

6.00%

5.50%

5.00%

4.50%

4.00%

1,000

900

800

700

600

500

400

300

200

100

-

14-Aug-08 14-Mar-09 14-Oct-09 14-May-10 14-Dec-10 14-Jul-11

— Yield to maturity (LH) — Coupon (LH) — Volume (000) (RH)

Source: NZX Company Research

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Trading History TCN510

9.00%

8.50%

8.00%

7.50%

7.00%

6.50%

6.00%

5.50%

5.00%

4.50%

4.00%

1,000

900

800

700

600

500

400

300

200

100

-

14-Aug-08 14-Mar-09 14-Oct-09 14-May-10 14-Dec-10 14-Jul-11

— Yield to maturity (LH) — Coupon (LH) — Volume (000) (RH)

Source: NZX Company Research

Trading History TCN520

9.00%

8.50%

8.00%

7.50%

7.00%

6.50%

6.00%

5.50%

5.00%

4.50%

4.00%

2,000

1,800

1,600

1,400

1,200

1,000

800

600

400

200

-

14-Aug-08 14-Mar-09 14-Oct-09 14-May-10 14-Dec-10 14-Jul-11

— Yield to maturity (LH) — Coupon (LH) — Volume (000) (RH)

Source: NZX Company Research

Due to the low volumes on issue, the Legacy Telebonds are infrequently traded and are not quoted on the NZDX.

11

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3.5 Credit Rating

TCNZ currently procures credit ratings from Standard & Poors (**S&P**) and Moody's. Current credit ratings are:

TCNZ Credit Ratings			
Rating Agency	Long term rating / Short term rating	Outlook	Expected Long term rating / Short term rating post Proposed Separation
S&P	A/A-1	Credit Watch Negative	A-/A-2
Moody's	A3 /P-2	Negative	A3/P-2

On 24 May 2010, TCNZ confirmed that it was fully investigating structural separation in order to participate in the Government's UFB initiative. The major credit rating developments that followed this announcement and subsequent announcements relating to the Proposed Separation are summarised below:

- **24 May 2010**: S&P put TCNZ on negative outlook;
- **4 Aug 2010**: S&P put TCNZ on creditwatch with negative implications; and
- **25 May 2011**: Moody's changed TCNZ's rating outlook to negative. Moody's commented that:

  "while structural separation would carry negative rating pressure, the assumption of a conservative financial profile through debt reduction will be a supporting rating consideration"

- **22 August 2011:** in a research update produced by S&P it was noted:

  "if shareholders approve the demerger of Chorus, it will likely result, all things being equal, in a lowering of the long-term rating on TCNZ by at least one notch. In our view, however, a rating outcome of 'A-' is possible for TCNZ if the group maintains an appropriately conservative capital structure and financial policies following the demerger.........The final rating outcome will however depend on a number of key issues, including:

  - *TCNZ's initial capital structure and financial policy objectives;*
  - *the outlook for revenue and market share for the group's mobile business;*
  - *revenue and margin expectations for the fixed-line retailing business; and*
  - *the group's strategy regarding its ancillary businesses, particularly its ICT and Australian operations"*

- **31 August 2011:** in a further research update S&P confirmed that it:

  "expected to lower the ratings on TCNZ by one notch to 'A-/A-2' if the demerger proceeds as planned......The 'A-/A-2'ratings on TCNZ would reflect [S&P's] opinion of the group's modest financial risk profile and significant market position as the largest provider of telecommunications products and services in New Zealand. These strengths would be tempered by the intensifying competitive environment in both the fixed and mobile telecommunications services in New Zealand, and the execution risks associated with delivering new products, technologies, and cost reduction initiatives"

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• 31 August 2011: Moody’s announced:

“We expect that New Telecom will have a financial profile appropriate to a likely ratings outcome of A3/P-2”

The full text of both the S&P and Moody’s announcements can be found on nzx.com under TCNZ company announcements.

The targeted credit rating for New Telecom following the Proposed Separation is within the single ‘A’ band for both S&P and Moody’s.

4. The Proposed Separation

4.1 Overview

In 2009 the New Zealand Government (the Crown) announced its UFB Initiative to accelerate the deployment of fibre to the premise to a target market of approximately 75% of New Zealanders over a ten-year period ending 31 December 2019. CFH was established by the Crown to implement the UFB Initiative and will invest and manage the Crown’s commitment of $1.35 billion to the project.

On 24 May 2011 TCNZ announced that it had entered into binding agreements with CFH (the CFH Contract) whereby its existing network business (Chorus) will partner with the Crown and deploy fibre over approximately 70% of the proposed UFB coverage area. A key condition of the CFH Contract is that TCNZ is separated into two stand-alone independent entities:

• New Chorus will own the passive copper and fibre network assets, a significant majority of the telephone exchange buildings, most transport radio towers and spectrum licences associated with radio products and services. If the Proposed Separation proceeds, CFH will invest in New Chorus; and

• New Telecom will retain ownership of the mobile network assets, the public switched telephone network, telecommunications network equipment, the national transport network, spectrum associated with the supply of mobile services and international overseas companies (e.g. AAPT Limited and an interest in Southern Cross Cable).

The Proposed Separation can be represented diagrammatically:

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Current Structure

TCNZ Shareholders

TCNZ

AAPT Retail Gen-i

Chorus Wholesale

Proposed Separation Structure

New Chorus Shareholders

New Telecom Shareholders

New Chorus New Telecom

Chorus Wholesale Retail Gen-i

AAPT Wholesale

New Telecom

New Chorus

Wholesale split between New Chorus and New Telecom

The Proposed Separation is subject to a number of conditions including TCNZ shareholder approval, approval of TCNZ EMTN holders or the trustee under the TCNZ EMTN programme, approval of the Trustee of the Domestic Debt Securities and TCNZ being granted the Final Court Orders necessary to implement the Proposed Separation.

If the Proposed Separation becomes unconditional the following steps will be implemented:

• TCNZ will move ownership of the existing copper and fibre network, the majority of the exchanges and network electronics into New Chorus;

• New Chorus will be separated through the issue of shares in New Chorus to existing TCNZ shareholders. Each TCNZ shareholder will receive one share in New Chorus for every five TCNZ shares they hold at the date of separation;

• TCNZ (in its New Telecom form) will continue to own the remaining retail and mobile businesses, as well as AAPT, and will retain its listing on the New Zealand Stock Exchange (NZSX), Australian Securities Exchange (ASX) and New York Stock Exchange; and

• TCNZ currently intends to apply to the NZSX and ASX to have New Chorus separately listed. New Chorus American Depository Shares are not intended to be listed in the United States, although New Chorus anticipates that they will be traded on the over the counter market.

The relative ownership interests of all eligible shareholders in each company will be identical to their relative ownership in TCNZ immediately prior to the Proposed Separation. There will be no cross

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shareholdings between New Chorus and New Telecom and they will not have common Directors. A range of limited short term transitional arrangements for various administration and functional services will be put in place to ensure the Proposed Separation can be effected without adverse business disruption to either entity. In addition, given the substantial business to business interface that will continue to exist even after the Proposed Separation is effected, a range of ‘commercial’ arrangements have been established on a commercial trading basis.

5. Evaluation of the Domestic Debt Security Proposal

5.1 The Consent Fee

The Issuer is proposing to pay a one off Consent Fee of 0.25% of Par Value to Domestic Debt Security holders that vote in favour of the DDS Proposal if it is approved and the Proposed Separation subsequently takes place. Holders of Domestic Debt Securities as of 28 September 2011 will be entitled to vote on the DDS Proposal.

The Consent Fee is designed to encourage Domestic Debt Security holders to authorise and direct the Trustee to approve the terms of the Proposed Separation. Without this approval the Proposed Separation may not proceed. The Trustee’s approval is critical to TCNZ.

The Consent Fee will be taxable income for Domestic Debt Security holders. The Issuer will deduct resident withholding tax (RWT) from the Consent Fee in the same way as RWT is deducted from other interested payments to Domestic Debt Security holders. Further details on the tax treatment of the Consent Fee can be found in Section 8 of the information pack provided to Domestic Debt Security holders by the Issuer in relation to the DDS Proposal.

The Consent Fee will be paid at the same time as the next coupon following the Proposed Separation for Domestic Debt Securities with regular coupon payments, and within ten business days of the Proposed Separation for all other Domestic Debt Securities (the Promissory Notes on issue at the date of the DDS Proposal vote, the zero coupon Telebonds and the compounding coupon Telebonds).

5.2 Implications of the Proposed Separation Specific to Promissory Note Holders

At the time of the vote on the DDS Proposal only $7.0 million of Promissory Notes will remain outstanding. Only this tranche (the Eligible Promissory Notes) will be eligible to vote on the DDS

Proposal. Holders of Eligible Promissory Notes will receive the Consent Fee if they vote in favour of the DDS Proposal and both the DDS Proposal and Proposed Separation subsequently become unconditional.

All of the Promissory Notes will have matured by the scheduled effective date of the Proposed Separation (30/11/2011). The Promissory Notes will therefore be unaffected by the Proposed Separation (other than the potential receipt of the Consent Fee by Eligible Promissory Note holders as discussed above).

5.3 Implications of the Proposed Separation Specific to Telebond Holders

The Issuer of the Telebonds acts as an internal financing arm for the wider TCNZ Group and has no external businesses or assets. It is the financial standing of the TCNZ Group and the Guaranteeing Group that are of key importance to Telebond holders, given that:

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• in the ordinary course of business, payments received by the Issuer in respect of loans to other TCNZ Group entities will be used to fund interest and principal payments to Telebond holders; and

• in the event that the Issuer does not have sufficient funds to meet the repayment of interest or principal due to Telebond holders (an Event of Default), the Trustee may call on the Guaranteeing Group to meet those liabilities (which may result in the sale of assets etc).

We have assessed the impact of the Proposed Separation on both TCNZ Group and the Guaranteeing Group when considering whether holders of Telebonds will be better or worse off if they authorise and direct the Trustee to approve the terms of the Proposed Separation.

TCNZ has confirmed to Grant Samuel that the entities that currently comprise the Guaranteeing Group will be unchanged following the Proposed Separation. The nature of the businesses undertaken by some of those entities will however change as a result of the carve out of New Chorus (100% of the New Chorus business currently sits within the Guaranteeing Group). Notably the asset base of the Guaranteeing Group will change significantly when the existing copper and fibre network, the majority of the exchanges and network electronics are transferred to New Chorus. Importantly, the indebtedness of the Guaranteeing Group will also reduce as debt obligations are repaid and/or also transferred to New Chorus.

TCNZ has produced special purpose financial statements, which separately represent the records of the businesses that will be held by New Telecom and New Chorus at the date of the Proposed Separation (i.e. individual accounts for New Telecom and New Chorus on a historical carve out basis). Pro-forma financial statements have also been produced based on the special purpose financial statements adjusted to reflect changes that will take place as part of the Proposed Separation as if it had occurred on 1 July 2010 in the case of income and cash flow statements and 30 June 2011 in the case of financial position. TCNZ has used these pro-forma financial statements to calculate pro-forma Adjusted Free Cash Flow, total assets and total debt of TCNZ Group and the Guaranteeing Group for the year ended 30 June 2011, which we have then compared to the actual results for the same period.

TCNZ has not provided any forecasts for TCNZ Group or the Guaranteeing Group for the financial year ending 30 June 2012 and beyond. The actual performance of these entities will differ from the pro-forma positions described below which do not take into consideration the fact that a number of assets and operations of TCNZ Group following the Proposed Separation will be managed differently or subject to different arrangements.

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The table below sets out our comparison of actual result and pro-forma:

Actual and Pro-Forma - Financial Analysis ($m)

Financial year to 30 June 2011 Actual Pro-Forma

(Existing Structure) (New Telecom)

Total Gross Debt

Guaranteeing Group 2,629 1,078

Other TCNZ Entities - -

TCNZ Group Total 2,629 1,078

Interest Cost

Guaranteeing Group 203 6910

Other TCNZ Entities - -

TCNZ Group Total 203 69

Total Tangible Assets

Guaranteeing Group 4,715 2,582

Other TCNZ Entities 583 584

TCNZ Group Total 5,298 3,166

Adjusted Free Cash Flow

Guaranteeing Group 913 647

Other TCNZ Entities (26) (26)

TCNZ Group Total 887 621

Guaranteeing Group

Tangible Assets/Gross Debt 1.8 times 2.4 times

Adjusted Free Cash Flow/Interest Cost 4.5 times 9.4 times

TCNZ Group

Tangible Assets/Gross Debt 2.0 times 2.9 times

Adjusted Free Cash Flow/Interest Cost 4.4 times 9.0 times

10 Includes $6 million of finance lease expense

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The following table summarises the assumed changes to the debt profile of Issuer:

Actual and Pro-Forma – Debt Profile

Financial year to 30 June 2011 Actual Pro-Forma

(Existing Structure) (New Telecom)

Debt maturing within one year:

Telebonds 3 3

EMTNs 301 -

Promissory Notes 80 80

Commercial Paper 13 457

Total short-term debt 397 540

Debt maturing after one year:

EMTNs 1,167 -

Telebonds 539 539

Unamortised discount (6) (1)

Total long-term debt 1,700 538

Total gross debt 2,097 1,078

Derivatives11 532 -

Total gross debt plus Derivatives 2,629 1,078

If the Proposed Separation takes place it is intended that all of the EMTNs on issue will be redeemed, with the exception of GBP 275 million EMTNs. The GBP EMTNs may be exchanged in full or in part for New Chorus EMTNs or remain as liabilities of the Issuer. The cash payment made by New Chorus to New Telecom upon implementation of the Proposed Separation will be adjusted to reflect the quantum of GBP EMTNs that are exchanged for New Chorus EMTNs. The pro-forma debt figures above (and the tangible asset figures in the previous table) assume that New Telecom retains no liability in respect of the EMTNs and issues approximately $444 million of Commercial Paper (alternatively New Telecom may draw on its existing stand-by debt facility).

On a pro-forma basis, the gross debt obligations of New Telecom are approximately $1.6 billion less than that of TCNZ Group as at 30 June 2011, as a result of the debt allocation that will occur at the time of the Proposed Separation. As a consequence, the ratio of tangible assets to gross debt increases from 1.8 times to 2.4 times for the Guaranteeing Group resulting in increased tangible assets backing the Telebonds following the Proposed Separation. The Scheme Booklet in respect of the Proposed Separation states that New Telecom’s net debt immediately following the Proposed Separation will be in the range $750 million to $950 million, this compares to pro-forma net debt of $754 million (pro-forma gross debt of $1,078 less pro-forma cash of $324 million). Actual net debt immediately following the Proposed Separation will vary depending on the amount of operating, investing and financing cash flows up until the date of the Proposed Separation and market rates (foreign exchange etc) at that time.

TCNZ has estimated the annual interest cost associated with the pro-forma New Telecom debt balance of $1,078 million to be approximately $63 million compared to the actual interest cost for the financial year ended 30 June 2011 of $203 million. Adjusted Free Cash Flow on a pro-forma basis for

11 Includes the value of foreign exchange on principal of cross currency interest rates swaps. Excludes mark to market on interest rates and forward exchange contracts.

GRANT SAMUEL

New Telecom is 9.0 times the assumed interest cost (including finance leases) compared to only 4.4 times for TCNZ Group in the financial year ended 30 June 2011. On this basis New Telecom will have significantly more headroom to meet its interest and repayment obligations following the Proposed Separation.

The majority of the Telebonds are repayable in the financial years ending 30 June 2013 (total $312 million), 2015 (total $73 million) and 2016 (total $150 million). The pro-forma analysis above shows that New Telecom can be expected to have sufficient funds to either repay these amounts, and the amounts due in respect of the Legacy Telebonds, as they fall due from operating cash flows or by raising new debt.

New Telecom will be relatively lowly geared upon separation. The targeted credit ratings for New Telecom are within the single ‘A’ band for both S&P and Moodys. If the Proposed Separation is implemented, New Telecom will retain the available subscribed capital (ASC) in TCNZ. The ASC in New Telecom will be approximately $1.5 billion. It is conceivable that given the relatively low level of gearing in New Telecom, additional debt could be raised and a distribution of capital made to shareholders in a tax effective manner. That said, TCNZ has stated that New Telecom intends to maintain its single ‘A’ band ratings, which will place some limits on its ability to increase the business’ leverage.

Based on the pro-forma analysis the position of the Telebond holders will be enhanced if the Proposed Separation takes place. At the date of the Proposed Separation, the Telebonds will be backed by a greater pool of tangible assets (relative to total debt) than is currently the case. The pro-forma analysis also indicates that New Telecom will have substantially greater headroom to meet its interest and principal repayment costs following the Proposed Separation.

5.4 The 101 Put Option

New Telecom will be released from a wide range of regulatory obligations if the Proposed Separation takes place and by virtue of the removal of the Kiwi Share, could be subject to takeover offers. In the event of a successful full or partial takeover offer the new owner could determine the capital structure and financial policies of New Telecom. Changes made or signaled by the new owner may have positive or negative implications for Telebond holders12 and could conceivably result in changes to the credit ratings and market price of the Telebonds. The 101 Put Option has been incorporated into the Trust Deed to provide some compensation to Telebond holders for the loss of protections afforded to them by the existence of the Kiwi Share in the event there is a Change of Control in New Telecom and as a consequence the credit rating of the Telebonds falls below investment grade.

The 101 Put Option will only be exercisable if on the date of announcement of a Change of Control in New Telecom, the Telebonds carry a non-investment grade rating, or an investment grade rating which is subsequently downgraded to non investment grade or withdrawn and is not upgraded or reinstated to investment grade within a set period.

The 101 Put Option seeks to limit the downside for Telebond holders of a ratings downgrade in investment rating to non-investment grade as a result of a Change in Control of New Telecom. It also

12 The 101 Put Option is relevant to holders of Telebonds holder only, as all Promissory Notes will have matured prior to the Proposed Separation becoming effective (i.e. before the 101 Put Option becomes exercisable).

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provides Telebond holders with an option to exit their investment at 101% of Par Value plus accrued interest in the event that the Telebonds have a non-investment grade rating (which is not subsequently upgraded) at the time of a Change in Control. Several scenarios are considered below (all applicable to regular coupon Telebonds):

• Scenario 1. Immediately prior to a Change in Control the Telebonds have an investment grade rating and are trading at $105 (excluding accrued interest). When the Change of Control is announced the credit rating is downgraded to non-investment grade and the Telebonds trade at $102 (excluding accrued interest). Outcome - 101 Put Option is not exercised as it is still “out of the money”;

• Scenario 2. Immediately prior to a Change in Control the Telebonds have an investment grade rating and are trading at $105 (excluding accrued interest). When the Change of Control is announced the credit rating is downgraded to non-investment grade and the Telebonds trade at $99 (excluding accrued interest). Outcome - 101 Put Option is exercised as it is “in the money”; and

• Scenario 3. Immediately prior to a Change in Control the Telebonds have a non-investment grade rating and are trading at $99 (excluding accrued interest). When the Change of Control is announced the credit rating remains below investment grade and the Telebonds continue to trade at $99 (excluding accrued interest). Outcome - 101 Put Option is exercised as it is “in the money”.

Any interest that has accrued to the Telebonds since the last coupon date will be paid out at the time the 101 Put Option is exercised.

The 101 Put Option is a minor albeit positive addition to the terms of the Telebonds at no monetary cost to Telebond holders. However, it only provides a benefit to holders of Telebonds under the following limited circumstances:

• the Telebonds carry a non-investment grade credit rating, or a credit rating that is downgraded to non-investment grade, at or following the announcement of a Change in Control (and it is not upgraded within a set period); and

• the trading price (excluding accrued interest) is, or falls below, 101% of Par Value.

If, as a result of a Telebond holder exercising the 101 Put Option, he or she receives more for the Telebond than originally paid then the difference will be taxable to the Telebond holder. If the Telebond holder receives less, then the loss recorded by the Telebond holder (relative to the price paid) should be deductible to the Telebond holder for tax purposes. Further details on the tax implications of the DDS Proposal can be found in Section 8 of the information provided by the Issuer to Domestic Debt Security holders in relation to the DDS Proposal.

5.5 Implications of Rejecting the Debt Security Proposal

If holders of the Domestic Debt Securities vote against the DDS Proposal it is unlikely that the Proposed Separation will proceed, unless TCNZ is subsequently able to secure the approval of the Trustee (the Trustee is able to consent without being authorised to do so by Domestic Debt Security holders). If TCNZ were to proceed with the Proposed Separation without Trustee approval, the Trustee could declare an Event of Default under the Trust Deed and demand repayment of principal and interest due in respect of the Domestic Debt Securities. Although TCNZ Group will have the funds available to repay the Domestic Debt Securities using alternative methods of finance which it has available to draw upon, Grant Samuel understands that allowing an Event of Default to occur in

GRANT SAMUEL

respect of the Domestic Debt Securities would have wide spread implications for the business such as triggering cross defaults.

5.6 Summary and Conclusion

In Grant Samuel’s opinion it is in the best interests of Domestic Debt Security holders to vote in favour of the DDS Proposal:

• Promissory Note holders that vote in favour of the DDS Proposal will receive the Consent Fee should the Proposed Separation subsequently take place. Promissory Note holders will otherwise be unaffected by the Proposed Separation as all Promissory Notes mature before the scheduled effective date of 30 November 2011;

• the position of the Telebond holders should be financially enhanced if the Proposed Separation takes place:

- on a pro-forma basis the debt obligations of New Telecom are substantially less than those of TCNZ Group. The ratio of tangible assets to gross debt increases from 1.8 times to 2.4 times for the Guaranteeing Group indicating that that there will be enhanced tangible assets backing the Telebonds following the Proposed Separation;

- TCNZ has estimated the annual interest cost associated with the pro-forma New Telecom gross debt balance to be $69 million compared to the actual interest cost for the financial year ended 30 June 2011 of $203 million. Adjusted Free Cash Flow on a pro-forma basis for New Telecom is 9.0 times the assumed interest cost compared to only 4.4 times for TCNZ Group for the financial year ended 30 June 2011. On this basis, and assuming no significant additional debt is taken on, New Telecom will have substantially greater headroom to meet its interest costs following the Proposed Separation;

- the majority of the Telebonds are repayable in the financial years ending 30 June 2013 (total $312 million), 2015 (total $73 million) and 2016 (total $150 million). On the basis of the pro-forma analysis above New Telecom will have sufficient funds to either repay these amounts, and the amounts due in respect of the Legacy Telebonds, as they fall due from its operating cash flows or by raising new debt; and

- whilst New Telecom may elect to increase debt following the Proposed Separation, it has stated that it intends to retain single ‘A’ band credit ratings which will limit its ability to increase the business’ leverage;

• Telebond holders will receive a cash incentive fee if they vote in favour of the DDS Proposal and the DDS Proposal then proceeds, but only if the Proposed Separation becomes unconditional;

• Telebond holders have been given a put option which will under certain, albeit limited circumstances, allow them to sell their Telebonds back to New Telecom at 101% of Par Value;

• the loss of the protections afforded by the current Kiwi Share embedded in TCNZ are difficult to quantify but in Grant Samuel’s opinion are unlikely to be material for holders of Telebonds; and

• the risks associated with the New Telecom business are summarised in the information that will accompany the Notice of Meeting to be sent to Telebond holders and in the

GRANT SAMUEL

Scheme Booklet in relation to the Proposed Separation which can be downloaded from http://investor.telecom.co.nz. Most notably the income streams of New Telecom following the Proposed Separation will be less diversified and potentially more variable following the demerger of New Chorus. In Grant Samuel’s opinion these risks are offset by New Telecom’s lower leverage, continued strong market position and projected market capitalisation that is expected to make it the third largest listed entity on the NZSX.

Acceptance or rejection of the DDS Proposal is a matter for individual holders of Domestic Debt Securities based on their own views regarding the terms of the DDS Proposal and the risks and advantages of the Proposed Separation. Holders of Domestic Debt Securities will need to consider the consequences of voting for or against the DDS Proposal and, if appropriate, consult their own professional adviser(s).

6. Qualifications, Declarations and Consents

Qualifications

The Grant Samuel group of companies provides corporate advisory services (in relation to mergers and acquisitions, capital raisings, corporate restructuring and financial matters generally), property advisory services and manages private equity and property development funds. One of the primary activities of Grant Samuel is the preparation of corporate and business valuations and the provision of independent advice and expert’s reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 400 public expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Michael Lorimer, BCA and Rachael Boswell, BSc (Hons). Each has a significant number of years of experience in relevant corporate advisory matters.

Limitations and Reliance on Information

Grant Samuel’s opinion is based on economic, market and other conditions prevailing at the date of this report. Such conditions can change significantly over relatively short periods of time. The report is based upon financial and other information provided by the directors, management and advisers of TCNZ. Grant Samuel has considered and relied upon this information. Grant Samuel believes that the information provided was reliable, complete and not misleading and has no reason to believe that any material facts have been withheld. However in such assignments time is limited and Grant Samuel does not warrant that these inquiries have identified or verified all of the matters which an audit, extensive examination or “due diligence” investigation might disclose.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue. In forming its opinion, Grant Samuel has assumed, except as specifically advised to it, that:

• the title to all such assets, properties, or business interests purportedly owned by TCNZ is good and marketable in all material respects, and there are no material adverse interests, encumbrances, engineering, environmental, zoning, planning or related issues associated with these interests, and that the subject assets, properties, or business interests are free and clear of any and all material liens, encumbrances or encroachments;

GRANT SAMUEL

• there is compliance in all material respects with all applicable national and local regulations and laws, as well as the policies of all applicable regulators other than as publicly disclosed, and that all required licences, rights, consents, or legislative or administrative authorities from any government, private entity, regulatory agency or organisation have been or can be obtained or renewed for the operation of the business of TCNZ, other than as publicly disclosed;

• various contracts in place and their respective contractual terms will continue and will not be materially and adversely influenced by potential changes in control; and

• there are no material legal proceedings regarding the business, assets or affairs of TCNZ, other than as publicly disclosed.

Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel’s opinion as to whether the DDS Proposal is in the best interests of holders of Domestic Debt Securities. Grant Samuel expressly disclaims any liability to any Domestic Debt Security holder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Independence

Grant Samuel and its related entities do not have any shareholding in or other relationship or conflict of interest with TCNZ or any other entity that could affect its ability to provide an unbiased opinion in relation to the DDS Proposal. A Grant Samuel executive has a minority shareholding and is a director of a private company in which an executive of CFH also holds a minority shareholding and is a director. Grant Samuel had no part in negotiating or setting the terms of the Proposed Separation or the DDS Proposal. Its only role has been the preparation of this report and the Independent Report for shareholders of TCNZ in relation to the Proposed Separation. Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the Proposed Separation or the DDS Proposal. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel considers itself to be independent for the purposes of this report.

Information

Grant Samuel confirms that in its opinion the information provided by TCNZ and contained within this report is sufficient to enable Domestic Debt Security holders to understand all relevant factors and make an informed decision in respect of the DDS Proposal. The following information was used and relied upon in preparing this report:

Publicly Available Information

• Investment Statements and Prospectuses for the Domestic Debt Securities;

• the Trust Deed; and

GRANT SAMUEL

• Announcements, research and articles on TCNZ, the Proposed Separation and the Domestic Debt Securities.

Non Public Information

• information regarding the Proposed Separation including Board Papers, analysis, external reports, financial models and drafts of the Scheme Book to be sent to TCNZ shareholders;

• drafts of the Supplemental Trust Deed setting out the terms of the 101 Put Option;

• information regarding the DDS Proposal including drafts of the information to be sent to Domestic Debt Security holders;

• financial information including the actual and pro-forma Adjusted Free Cash Flow, total tangible assets and total gross debt of both the Guaranteeing Group and TCNZ for the financial year ended 30 June 2011 as prepared by TCNZ Management; and

• meetings and discussions with TCNZ executives.

Declarations

TCNZ has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a Court to be primarily caused by any conduct involving negligence or wilful misconduct by Grant Samuel. TCNZ has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by TCNZ are limited to an amount equal to the fees paid to Grant Samuel. Advance drafts of this report were provided to the management of TCNZ. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be mailed to holders of Domestic Debt Securities. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

Yours faithfully

GRANT SAMUEL & ASSOCIATES LIMITED

1 September 2011

Grant Samuel & Associates

8. TAX IMPLICATIONS FOR BONDHOLDERS

Tax implications for Stockholders

The information set out below is of a general nature and does not constitute tax advice to any Stockholder. Further, the information set out below relates only to New Zealand tax laws. Stockholders should seek independent tax advice regarding the tax treatment of the consent fee and of exercising the Put Option. Neither Telecom nor the Issuer assumes any liability to any Stockholder in relation to the tax treatment of the Stock or of any amount paid in relation to them.

A consent fee paid to a New Zealand tax resident Stockholder will likely be assessable income to that Stockholder, and will therefore be subject to tax at the Stockholder’s tax rate. The Issuer will deduct resident withholding tax (“RWT”) from the consent fee in the same way as RWT is deducted from other interest payments made to New Zealand tax resident Stockholders. New Zealand tax resident Stockholders will therefore receive the consent fee net of any RWT deducted. RWT will not be deducted from a consent fee paid to a New Zealand tax resident Stockholder that holds a valid RWT exemption certificate and has notified the Issuer of that fact.

Where a consent fee is paid to a Stockholder who is not tax resident in New Zealand and does not carry on business in New Zealand through a fixed establishment in New Zealand, the Issuer will deduct non-resident withholding tax (“NRWT”) from the consent fee at the applicable rate unless the Stockholder has previously requested that the Issuer pay the Approved Issuer Levy in respect of payments to that Stockholder. If the Stockholder has requested that the Approved Issuer Levy be paid instead of NRWT the Issuer will pay the Approved Issuer Levy in respect of the consent fee and will deduct the amount of Approved Issuer Levy paid from the amount of the consent fee otherwise payable to that Stockholder.

If, as a result of a Stockholder exercising the Put Option, the Issuer purchases (or procures another person to purchase) Stock from the Stockholder, the positive difference (if any) between the amount received by the Stockholder on the sale of the Stock and the amount paid by the Stockholder to purchase or subscribe for that Stock will be taxable to the Stockholder. If the amount received by the Stockholder on the sale of Stock pursuant to the Put Option is less than the amount paid by the Stockholder to acquire the Stock, that loss should be deductible to the Stockholder for tax purposes.

34 Telecom 2011

9. THE DEMERGER PROCESS

The Demerger process

Rationale behind Demerger

The Government’s UFB Initiative involves an investment of $1.35 billion by the Government (through CFH) to accelerate the rollout of a FTTP access network to 75% of New Zealanders by 31 December 2019. The UFB Agreements which provide for New Chorus’ participation in the UFB Initiative, are effectively conditional on Telecom undertaking the Demerger.

If the Demerger does not occur, Telecom’s copper and existing fibre networks are likely to have to operate in competition with Government backed fibre networks owned by other parties, while at the same time Telecom will remain highly regulated under the existing regulatory regime, including the Operational Separation Undertakings and associated migration requirements, and continued oversight by the Independent Oversight Group.

The Telecom Directors have considered the advantages, disadvantages and risks of the alternative scenario to the Demerger whereby Telecom would be unable to participate in the UFB Initiative and would compete against Government backed UFB fibre networks. The Telecom Directors have also considered the advantages, disadvantages and risks of the Demerger.

The Telecom Directors are of the view that the advantages of the Demerger outweigh the advantages of the alternative, taking into account the disadvantages and risks of each.

Overview of the Demerger

Under the Demerger, Telecom will separate into two companies, New Telecom and New Chorus. The Demerger will be implemented by way of a Court approved scheme of arrangement under Part XV of the Companies Act. Telecom intends to obtain Initial Court Orders as part of the Court approved arrangement process. It is expected that Initial Court Orders will require that, amongst other things, Telecom seek approval of the Demerger by a special resolution of 75% or more of the votes cast by those Telecom Shareholders entitled to vote and voting on the Demerger Resolution.

Subject to the passing of the Demerger Resolution, and all other conditions to the implementation of the Demerger (as described below under the heading “Conditions to implementation of the Demerger”), Telecom will seek Final Court Orders. Assuming the Final Court Orders are granted, the Demerger will be implemented in accordance with the Separation Arrangement Plan, which is set out in full in the Scheme Booklet. The key mechanics of implementation of the Demerger on the Demerger Date are as follows:

• Telecom will capitalise New Chorus by subscribing for New Chorus Shares, and New Chorus will in turn capitalise Chorus NZ (a subsidiary of New Chorus) by subscribing for shares in Chorus NZ.

• The assets and liabilities of the New Chorus business will be transferred to Chorus NZ in accordance with the Separation Deed entered into between New Chorus, Chorus NZ and Telecom.

• The transitional and long term arm’s length commercial arrangements between New Chorus and New Telecom will be entered into and/or become legally effective. These arrangements are described in the Scheme Booklet.

• Telecom will make the Demerger Distribution, which will be applied in exchange for the transfer of New Chorus Shares by Telecom to Eligible Shareholders and to the Sale Agent in respect of Ineligible Shareholders, on the basis of one New Chorus Share for every five Telecom Shares held at the Share Record Date.

As a result of the Demerger, New Chorus will become a standalone entity. New Chorus and New Telecom will operate independently of each other, except for the transitional and long term arm’s length commercial arrangements (which are described in the Scheme Booklet).

After the Demerger, New Telecom will not own any New Chorus Shares and New Chorus will not own any New Telecom Shares.

Conditions to implementation of the Demerger

Once Final Court Orders are granted, the Scheme will become binding on Telecom, New Chorus, Chorus NZ, Telecom New Zealand Limited, and Telecom Shareholders and all other affected parties. However, there are certain conditions that must be satisfied before Telecom will seek Final Court Orders. If one or more of these conditions is not satisfied, Telecom is unlikely to seek Final Court Orders (and in the case of the first condition listed below would not be permitted to by the High Court in accordance with the Initial Court Orders).

The following are the conditions that must be satisfied in order for Telecom to seek Final Court Orders:

• Approval of the Demerger Resolution by Telecom Shareholders at the Shareholder Meeting in accordance with the Initial Court Orders.

• All required approvals of Telecom EMTN holders or the trustee under the Telecom EMTN Programme.

• Approval of the Demerger by the Trustee (which the Trustee has indicated will require Stockholder approval to the Demerger).

• Other than the condition precedent relating to the issue of the Final Court Orders, all conditions precedent to New Chorus drawing on the New Chorus Bridge Facility either being satisfied or waived.

• The IPA remaining in force.

• An Order in Council having been made under section 46 of the Telecommunications Amendment Act approving a proposal signed by or on behalf of Telecom and Chorus. The proposal (as amended by any further proposal) will describe those assets and liabilities to be transferred from Telecom to New Chorus to which the Telecommunications Amendment Act tax provisions will apply.

• An Order in Council having been made under section 46 of the Telecommunications Amendment Act approving any further proposal signed by or on behalf of Telecom and Chorus prior to the application for the Final Court Orders having been filed.

investor.telecom.co.nz

9. THE DEMERGER PROCESS

Telebonds Programme

As described on page 35, the approval of the Demerger by the Trustee is a condition that must be satisfied in order for Telecom to seek Final Court Orders.

Telecom has Stock outstanding under its Telebonds Programme totalling NZ$541 million. It is proposed that the Telebonds remain with New Telecom following the Demerger.

Commercial Paper Programmes

Telecom’s NZ$500 million Commercial Paper Programme is established pursuant to the same Trust Deed as the Telebonds. If the Extraordinary Resolution is passed and the Trustee approves the terms of the Demerger, New Telecom will be able to continue to utilise the Commercial Paper Programme.

Trust Deed

Both the Telebonds and Telecom’s NZ$ commercial paper (which each constitute Stock) are issued under the Trust Deed.

Under clause 14.1.2 of the Trust Deed, an Event of Default occurs where a Guaranteeing Group Member ceases or threatens in writing to cease to carry on the whole or a substantial part of its business except for the purposes of a reconstruction or amalgamation, the terms of which have been previously approved by the Trustee.

If the Demerger is implemented, New Chorus will become a separate company, unrelated to Telecom and the obligations under the Telebonds and the commercial paper will remain obligations of New Telecom only. It is likely that Telecom’s fixed network business (i.e. the part of the business operated by Chorus) will be considered a substantial part of Telecom’s business and accordingly the divestment of Chorus may result in an Event of Default under clause 14.1.2 of the Trust Deed, unless the Trustee approves the terms of the Demerger.

If an Event of Default occurs under the Trust Deed, a likely consequence is that the Telebonds and commercial paper will be accelerated, meaning that all moneys owing under the Telebonds and commercial paper become immediately due and payable. In order to avoid such a situation, Telecom proposes that the Stockholders pass an Extraordinary Resolution authorising the Trustee to approve the terms of the Demerger, as permitted by clause 14.1.2 of the Trust Deed.

If the Extraordinary Resolution is passed and the Trustee approves the terms of the Demerger, Stockholders are ensuring that there will be no Event of Default on the Telebonds and commercial paper caused by the Demerger.

Telecom is unlikely to proceed with the Demerger if it is unable to obtain the prior approval of the Stockholders or the Trustee. Telecom will notify Stockholders via the NZX of the outcome of the process relating to the Extraordinary Resolution outlined above.

More information regarding the proposed treatment of the existing Telecom debt as part of the Demerger and expected financing arrangements available to New Telecom is set out in section 12.

Telecom 2011

10. ADVANTAGES AND DISADVANTAGES OF THE DEMERGER

Advantages and disadvantages of the Demerger

Introduction

The Telecom Directors are of the view that the advantages of the Demerger outweigh the advantages of the alternative, taking into account the disadvantages and risks of each.

Stockholders should carefully consider the advantages, disadvantages and risks of the Demerger set out in this section and section 11, as well as the other information contained in this Booklet (including the Independent Expert’s report in section 7), before deciding whether or not to vote in favour of the Extraordinary Resolution.

For the reasons below, each Telecom Director recommends that Telecom Stockholders vote in favour of the Extraordinary Resolution at the Meeting.

The main advantages of the Demerger relevant to Stockholders are that it:

1. Avoids Telecom competing with Government backed fibre competition if Telecom is not a partner in the UFB Initiative.

2. Leads to the introduction of a simplified regulatory regime with greater certainty and reduced regulatory burden and associated cost.

3. Allows New Telecom to focus on its independent strategies and core competencies.

4. Allows for improved alignment of management incentives at New Telecom with performance.

5. Enables tailored capital structure and financial policies for New Telecom.

6. Provides greater transparency and flexibility for investors.

The main disadvantages of the Demerger relevant to Stockholders are:

1. Reduced size and diversification of the separated companies.

2. Reduced scope of mutual financial support between New Telecom and New Chorus and loss of the few remaining benefits of vertical integration.

3. Demerger transaction costs.

4. Additional corporate operating and other costs.

Advantages of the Demerger

Avoids Telecom competing with Government backed fibre competition if Telecom is not a partner in the UFB Initiative

If the Demerger does not occur by 1 July 2012, the IPA and NIPA (the key agreements with CFH providing for New Chorus’ participation in the UFB Initiative) will be terminated and Telecom is unlikely to be a UFB participant. Instead, it is likely that other parties will be involved in the development of the UFB Initiative and will have access to the Government’s investment of approximately NZ$929 million that would have been available to New Chorus. If that occurs, Telecom’s copper network and its existing fibre network would likely have to operate in competition with fibre networks owned by other parties that have received the Government investment while Telecom continues to be bound by the existing regulatory regime. This would likely result in the loss of customers over time and may subsequently reduce earnings for Telecom.

Telecom’s Directors have compared the possible outcomes from the scenario where the Demerger occurs and New Chorus participates in the UFB Initiative (on the terms set out in the Scheme Booklet) to the alternative where the Demerger does not occur and Telecom competes against local fibre companies with access to the Government investment. While there is uncertainty about the future in all scenarios, the Telecom Directors consider that long term value for Telecom Shareholders is more likely to be maximised by New Chorus participating in the UFB Initiative than the alternative scenarios where Telecom competes against local fibre companies with access to the Government investment of approximately NZ$1.35 billion.

Leads to the introduction of a simplified regulatory regime with greater certainty and reduced regulatory burden and less associated cost

Telecom believes that New Zealand’s telecommunications market is currently one of the most extensively regulated telecommunications markets in the world. In recent years, Telecom has operated in the context of increasing Government regulation and has incurred significant costs associated with complying with the Operational Separation Undertakings, undertaken extensive capital investment to comply with the migration plans within the Operational Separation Undertakings, expended significant resources to maintain accounting separation and devoted considerable management attention and time to compliance. To provide a clear framework for Telecom’s participation in the UFB Initiative, Telecom and CFH have entered into the UFB Agreements and the Government has enacted the Telecommunications Amendment Act. This provides for simplification of today’s regulation and a higher degree of certainty regarding Government regulation, including pricing, under which New Telecom will operate in coming years.

investor.telecom.co.nz

10. ADVANTAGES AND DISADVANTAGES OF THE DEMERGER

Key changes to the regulatory framework include:

• the abolition of the Operational Separation Undertakings, which is expected to result in the simplification of the operation and administration of both New Telecom and New Chorus. This will also result in the termination of all migration plans within the Operational Separation Undertakings. New Telecom will be subject to no such undertakings going forward;

• the removal of the Independent Oversight Group as an addition to the Commerce Commission, which is expected to further reduce the administration cost; and

• the removal of the current ownership restrictions on New Telecom contained in its constitution (but with equivalent ownership restrictions to be put in place for New Chorus).

If the Demerger does not proceed, the UFB Agreements will be terminated and the substantive provisions of the Telecommunications Amendment Act which relate to Telecom and the Demerger will not come into force. As a result, Telecom would continue to operate under the current complex regulatory regime, including the Operational Separation Undertakings and the associated migration plans and oversight by the Independent Oversight Group.

The Telecom Directors welcome the simplification of the regulatory regime and the increased certainty that the UFB Agreements, along with the Telecommunications Amendment Act, provide and consider that the increased simplicity and certainty, along with the lower associated costs, will assist New Telecom and New Chorus to implement and further develop their respective business strategies following the Demerger.

Section 12 of this Booklet contains further detail about the current regulatory environment in which Telecom operates and the proposed regulatory changes if the Demerger proceeds.

Allows New Telecom to focus on its independent strategies and core competencies

The businesses that will constitute New Telecom and New Chorus have significantly different business models and customer bases and are subject to significantly different industry dynamics. As a result of the Demerger, New Telecom will be able to focus on its individual strategy and core competencies to a greater extent than is currently the case within Telecom.

New Telecom will seek to retain and grow its position as a leader in the provision of fixed, mobile and IT services in retail and wholesale customer markets.

Enables tailored capital structure and financial policies for New Telecom

Following the Demerger, each of New Telecom and New Chorus will have independent capital structures, giving New Telecom greater flexibility to tailor its capital structures and financial policies to its operational and strategic objectives.

New Telecom intends to adopt a capital structure consistent with maintaining an ‘A band’ credit rating.

The capital structure and financial policies of New Telecom will be at the discretion of its Board and may change from time to time.

Allows for improved alignment of management incentives at New Telecom with performance

New Telecom will be better able to introduce management incentives more focused on its individual business profiles and its investor interests than is currently the case under operational separation.

Provides greater transparency and flexibility for investors

The operating risks and financial characteristics of New Telecom and New Chorus differ significantly and may appeal to different types of investors. The Demerger will facilitate investment by investors who would prefer to be exposed to one part of Telecom’s existing business but not the other. The reduced complexity and increased transparency of separate reporting by New Telecom and New Chorus is also expected to improve investor understanding of each company’s business and strategy.

The Demerger will provide investors with separate investments in two leading New Zealand companies and give existing and future investors the flexibility to determine their investments in each business, having regard to their own financial profiles, investment preferences and risk preferences.

Disadvantages of the Demerger

Reduced size and diversification

The Demerger will create two separate companies, each of which will be smaller and have less diversified earnings than Telecom prior to the Demerger. If the Demerger proceeds, New Telecom will not continue to have the financial support or credit profile associated with being part of the single A credit rated Telecom and may have a higher cost of borrowing than Telecom.

Because of its smaller size and less diverse earnings, New Telecom may experience greater difficulty in securing finance and financing may become more expensive. In addition, external financiers may impose on New Telecom more stringent borrowing covenants than those imposed on Telecom today.

In recent years, capital markets have experienced extreme volatility at times. Post Demerger, New Telecom will experience capital market conditions as a standalone entity, without any of the benefits that may be provided by being part of a larger, more diversified company.

As a result of its smaller size after the Demerger, New Telecom may experience reduced purchasing power and the current discount levels which are provided to Telecom by suppliers may not be available to New Telecom going forward, which may result in an increase in costs.

Telecom 2011

Reduced scope of mutual financial support between New Telecom and New Chorus and the loss of the few remaining benefits of vertical integration

The Demerger will create two separate businesses, New Telecom and New Chorus. This will remove the possibility that the effect of an adverse event in the retail businesses of New Telecom will be offset by favourable developments in the network infrastructure businesses, which will be part of New Chorus. Accordingly, the proportionate impact of an adverse development on the value of New Telecom following the Demerger may be more significant than the impact of the same adverse development on the current pre-Demerger value of Telecom.

Similarly New Telecom’s cash flow characteristics will be different to those of Telecom. New Telecom will no longer have access to the historically stable cash flows accruing from New Chorus’ copper and fibre access assets and this could increase the volatility of New Telecom’s earnings over time.

Furthermore, the few remaining benefits from the structural vertical integration of the network infrastructure and retail telecommunications businesses will be foregone.

Additional corporate operating costs

As separate companies, collectively New Telecom and New Chorus are likely to incur higher corporate operating costs than Telecom incurs in its present form as each will need to establish and perform a number of separate corporate functions. In addition, as they migrate from shared assets and services, New Telecom and New Chorus are expected to incur additional costs associated with the establishment of systems and network equipment on a standalone basis. The quantum and timing of these costs are uncertain.

investor.telecom.co.nz

11. RISKS

Risks

Risks specific to New Telecom

Competition risks

A significant proportion of New Telecom’s revenue and profit is generated in the New Zealand telecommunications market which is experiencing limited growth in revenue terms. Revenue from New Telecom’s fixed line calling and access has declined over recent years. This decline has been driven by competitors’ use of unbundled copper and fibre loop network services, targeting high density urban geographies. New Telecom has also experienced increased competitive intensity in the mobile market with the arrival of further competition in 2009, coinciding with a higher level of churn experienced as a result of customers transitioning off of its CDMA network due to its planned closure in 2012. New Telecom’s Australian operations are also subject to a highly competitive market.

New Telecom’s ability to deliver profitable revenue growth depends on delivering on its strategic priorities. Failure to achieve profitable revenue growth through its strategic priorities may lead to a continued decline in revenue, erosion of its competitive position and might also lead to a reduction in future profitability and cash flow.

Operational risks

Delivery of cost base reduction

A succession of industry and regulatory changes within New Telecom’s operating environment has made it harder to maintain acceptable levels of year on year earnings performance. Consequently the reliance on cost reduction as an earnings driver will remain an important focus for New Telecom.

New Telecom’s ability to remove costs in order to maintain or improve profitability may be impaired by a combination of factors, such as loss of focus on financial and business efficiency initiatives over the Demerger transition period, increases in costs of sale supporting revenue growth targets (particularly mobile and IT services), internal restructuring and implementing the closure and rationalisation of legacy IT platforms. Collectively, these factors may prevent New Telecom from reducing its operating costs, placing pressure on its ongoing profitability.

Ability to contain capital spending

Following Demerger, New Telecom will be required to maintain significant annual capital investment to operate and grow its businesses in areas such as:

• maintenance of its existing mobile networks and PSTN network and information systems and operations;

• investment in operational improvement initiatives such as operational support systems to complement new business models;

• investment to continue to support and grow broadband and mobile market share; and

• investment in assets required to meet its residual regulatory obligations.

Competitive or regulatory drivers may accelerate the need for capital expenditure in some areas. Additionally, the ability to contain capital spending is under continual pressure from the increased complexity inherent in the delivery of new and emerging technologies in response to market changes.

Accordingly, New Telecom’s capital spending requirements may exceed Management’s expectations, negatively impacting New Telecom’s return on investment, future profitability and its ability to raise future capital funds on acceptable terms. Capital constraints may impede New Telecom’s ability to pursue growth investment opportunities in key areas such as mobile, broadband and IT solutions. Should this occur, New Telecom’s ability to maintain competitive positioning and grow its future revenues may be impacted.

Sharing arrangements with New Chorus

New Telecom and New Chorus will share certain assets and systems over the medium to long term post Demerger. New Telecom will be reliant on New Chorus for the provision of certain services, including access and services related to its local access and backhaul networks and exchange sites, repair services in relation to New Telecom’s fibre cables, access to shared information technology processes and systems owned by New Chorus, agency services for the representation of some of New Telecom’s wholesale products and transitional services in relation to property, building, facilities and site management. Failure to effectively operate the sharing arrangements on an ongoing basis could affect New Telecom’s financial position and performance.

The Commerce Commission will be responsible for monitoring the sharing arrangements that will be put in place between New Telecom and New Chorus. If the Commerce Commission considers that a sharing arrangement contravenes the requirements set out in the Telecommunications Amendment Act (including that sharing arrangements must be unlikely to harm competition in any telecommunications market) the Commerce Commission may give a notice of non-compliance to each party. If the non-compliance persists the Commerce Commission may decide on appropriate enforcement action, including requiring the parties to amend the sharing arrangement or seeking an injunction or a pecuniary penalty from the High Court.

There is an ability to apply to the Minister for Communications and Information Technology for exemptions from the oversight mechanisms in the Act. With respect to sharing arrangements, or classes of sharing arrangements, there are currently no exemptions in place and it is uncertain in what circumstances the Minister for Communications and Information Technology would grant such an exemption.

Network and system failure

New Telecom’s network infrastructure is vulnerable to damage or interruption from a range of risks, including equipment failure, cable cuts, power failures, weather, earthquake, fire and intentional damage. A number of New Telecom’s facilities, information systems and network systems are crucial to supporting its ability to provide reliable, uninterrupted customer service, and a failure of any of these could have

Telecom 2011

widespread effects across New Telecom’s networks. In FY11 multiple earthquakes in the Canterbury region impacted New Telecom’s network and a number of New Telecom buildings as well as impacting New Telecom customers.

Continued use of legacy technologies as major components of network and IT systems in combination with a trend towards greater consolidation of infrastructure supporting new technologies, may increase potential for service disruptions or cause increased loss from service disrupting events, resulting in customer churn or reparations. Growth in new products and service lines may also create capacity problems, particularly in mobile and data network infrastructure.

A serious service failure could result in lost revenue, additional capital expenditure requirements, higher operating costs, damage to New Telecom’s reputation and consequently could adversely impact New Telecom’s financial performance and company reputation and may attract additional industry regulation.

IT security breaches

New Telecom is dependent on the secure operation and resilience of its information systems, networks and data. The introduction of new products, services and online or automated customer self-service capabilities, in particular, exposes New Telecom to IT security risks and vulnerabilities that were less applicable to its legacy IT and network systems.

Unauthorised users may exploit security vulnerabilities in New Telecom’s product offerings, service platforms or enterprise information systems compromising service continuity and/or the security of customer and company information and assets. This could result in:

• Service or product failures resulting in financial loss and customer churn;

• Reputation damage;

• Legal or regulatory breaches resulting in financial penalties or damages claims; or

• Fraudulent misappropriation of funds.

A serious security incident or breach could adversely impact New Telecom’s reputation and lead to a loss of customer confidence, termination of contracts and financial loss and may impair its plans to migrate customers to online service and product models.

Supplier relationships

New Telecom will continue to have a number of outsourcing and partnering relationships with external suppliers upon which it depends to operate and build its technology platforms and provide service to its customers. Failure by New Telecom’s key partners to supply equipment, services or required deliverables within acceptable cost, time and quality requirements could affect New Telecom’s financial position and performance.

AAPT’s operating performance

AAPT experienced a decline in its EBITDA during FY11 due to the sale of its consumer division in September 2010 as well as the competitive nature of the Australian market and AAPT’s shift to focus on higher margin business in the wholesale and business section of the Australian telecommunications market. Any earnings growth in FY12 would be driven mostly from the removal of cost from AAPT’s operations and growth in higher margin business coupled with stronger integration with the Australian business of Gen-i.

Should AAPT be unable to successfully implement these initiatives, earnings growth may not eventuate, reducing the returns available from New Telecom’s investment in AAPT and reducing its contribution to New Telecom’s earnings. This could result in future impairment of AAPT’s assets which could lower AAPT’s asset base and adversely impact on AAPT’s earnings.

Retention of employees

New Telecom will require employees with subject matter expertise and leadership competencies to achieve its business objectives. The significant work related pressures over the last few years caused by the implementation of regulatory and transformational initiatives (including from the UFB process), uncertainty about Telecom’s future structure, along with employment opportunities from the Australian NBN delivery and wider telecommunications market may mean that New Telecom experiences difficulty retaining and attracting experienced and skilled people and institutional knowledge, which could compromise its ability to deliver on its business plans.

Radio spectrum acquisition

New Telecom may wish to acquire radio spectrum in the 700MHz band when it becomes available following the termination of analogue television transmission in 2013. This spectrum could be used for the launch of new or enhanced technologies such as LTE. The process for the allocation of this spectrum is currently unclear. The Government has recently commenced a consultation process for the allocation of this spectrum and Telecom intends to play an active part in it. At this stage, it is not clear how this spectrum will be allocated or how the price for that spectrum will be determined.

Other risks

Financing availability costs

Following the Demerger, it is intended that New Telecom’s credit rating will remain within the ‘A-band’ and New Telecom will retain a certain amount of debt on its balance sheet, sized such that it can meet its capital commitments and be supported by cash flows of New Telecom’s businesses. New Telecom’s ability to maintain an appropriate capital structure for its financial profile going forward, either by refinancing debt on favourable terms or by raising new debt, may be adversely affected if financial market conditions are volatile, if New Telecom experiences a decline in its operating performance, or if New Telecom is unable to operate within the credit metric thresholds applicable to its rating.

investor.telecom.co.nz

11. RISKS

New Telecom’s key sources of liquidity in the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets as well as committed bank facilities. Future issues of debt securities may not experience strong demand. Adverse changes in credit markets or New Telecom’s credit ratings could increase the cost of borrowing and banks may be unwilling to renew credit facilities on existing terms. Any of these factors could have a negative impact on New Telecom’s access to finance.

New Telecom may also have a higher cost of borrowing than Telecom does at present. External financiers may also impose more stringent borrowing covenants on New Telecom than those imposed on Telecom.

Change in assumptions that support the carrying value of New Telecom’s goodwill may lead to future impairment

As at 30 June 2011, New Telecom had NZ$106 million of goodwill on its balance sheet. New Telecom assesses the carrying value of its goodwill on a regular basis. As detailed in the Scheme Booklet, this assessment is based on a number of assumptions, including expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

Any future adverse impacts arising in assessing the carrying value of New Telecom’s goodwill could lead to future impairment that would affect future earnings and financial position.

Insurance

In September 2010 and February 2011, the Canterbury region of New Zealand suffered two large earthquakes. The widespread damage caused by these events is likely to adversely impact the insurance market, resulting in uncertainty with respect to obtaining the appropriate breadth of cover for New Telecom’s business and assets in the Canterbury region, and the increased cost of such cover.

Southern Cross Cable

Telecom has a 50% equity investment in Southern Cross, which owns and operates the Southern Cross trans-pacific submarine fibre cable, linking Australia, New Zealand, Fiji, Hawaii and the west coast of the United States.

The long term performance of Southern Cross is dependent on demand for international bandwidth, primarily from Australia, and to a lesser extent, New Zealand. Southern Cross sells capacity to a small number of telecommunications companies including Telecom. As such it has significant customer concentration risk. In addition, capacity is normally purchased by customers ahead of actual demand. There are numerous sub sea cable operators that compete with Southern Cross and this, coupled with the finite life of the Southern Cross network, has caused year on year declines in the price of capacity. Therefore, it can be difficult to predict the level of Southern Cross sales in any particular year, and as a consequence the quantum of dividends paid by Southern Cross to its shareholders can be highly variable.

Removal of Kiwi Share

A key feature of the Telecom constitution is the Kiwi Share in Telecom, which dates back to Telecom’s privatisation. The Minister of Finance on behalf of the Crown is the holder of, and controls, the Kiwi Share. The Kiwi Share acts as a constitutional mechanism to impose ownership restrictions and universal service obligations on Telecom, as described in the Scheme Booklet.

The Kiwi Share will be converted to an ordinary share in Telecom prior to the Demerger occurring. The ownership restrictions currently embodied in the Kiwi Share will not apply to New Telecom following such conversion. By virtue of the removal of the Kiwi Share, New Telecom could be subject to takeover offers. In the event of a successful full or partial takeover offer the new owner could determine the capital structure and financial policies of New Telecom. Changes made or signalled by the new owner may have positive or negative implications for Stockholders and could conceivably result in changes to the credit rating of New Telecom and the market price of the Telebonds and other Stock.

Risks specifically associated with the Demerger

Uncertainty regarding final governmental agreements and approvals

While the UFB Agreements and the Telecommunications Amendment Act set out many of the principal terms and requirements regarding the Demerger and the CFH investment in the UFB Network, each provided for certain matters to be agreed between the parties or to be subject to Ministerial approval at a later date. Until such matters are agreed and approvals granted, there can be no assurance that the final terms will not affect the commercial implications of the Demerger and the transaction with CFH in ways that are unfavourable to New Chorus, New Telecom or both, and penalties may apply for failing to meet certain requirements.

Broadly, the Asset Allocation Plan must specify how the assets and liabilities of Telecom are intended to be allocated between New Telecom and New Chorus, how each asset or category of assets will be used to provide telecommunications services to the market, and the key terms of all the intended material sharing agreements between New Telecom and New Chorus. The Asset Allocation Plan was approved by Order in Council on 29 August 2011 made on the recommendation of the Minister for Communications and Information Technology.

Telecom must ensure that the Demerger is carried out in accordance with, and gives full effect to, the approved Asset Allocation Plan. If, without reasonable excuse, it does not do so, Telecom may face a pecuniary penalty up to NZ$10 million. On the day before the Demerger Date, changes must be made to the plan to take account of assets acquired or liabilities incurred since the date on which the plan was submitted and any trivial differences between the plan and the Demerger arrangement, and these must be documented in writing to the Minister for Communications and Information Technology and the public overview updated accordingly.

Telecom 2011

The three open access deeds of undertakings are currently subject to consultation and are not in final form. Accordingly there is a risk that the final forms may differ from the draft forms which could have materially adverse impacts for New Chorus. For example, the draft copper deed implements the requirement for New Chorus to commit to a reasonable plan containing timeframes for a transition to end sharing arrangements and confirms that there are no fixed deadlines or milestones required. If this were altered, or in the future there is pressure to end sharing arrangements before it makes commercial sense, there could be material implications for New Telecom.

The Commerce Commission’s approach to its oversight role in relation to sharing arrangements between New Telecom and New Chorus may generate significant compliance costs for both entities. In addition, ultimately, if the Commerce Commission holds different views about compliance with the Telecommunications Amendment Act, potential variations to the arrangements or enforcement action by the Commerce Commission could have significant negative consequences for one or both entities.

The split of the obligations under the Telecommunication Service Obligation (“TSO”) between New Telecom and New Chorus by virtue of the creation of new deeds is not currently completed, and until it is approved, the effect on both entities remains uncertain.

Telecom may not be able to assign, novate, transfer or vary certain contracts or licences

Many of the contracts that New Chorus requires to conduct its business (including customer contracts, supplier contracts, and leases) were entered into and/or guaranteed by a Telecom entity that will be part of New Telecom after the Demerger. As part of the separation of New Chorus, such contracts must (to the extent possible and subject to any third party rights) be assigned, novated or varied (and, if required, in each case, by agreement with the affected customer, third party supplier or landlord), so as to enable necessary benefits to be conferred on New Chorus. As at the date of this Booklet, Telecom is in the process of arranging for such contracts to be assigned, novated or varied for this purpose. In most cases, the consent of third parties will be required. Where this is the case, the third parties to such contracts may not be willing to novate or agree to assignments of or variations to, the contracts, or to release the relevant Telecom entity from its obligations under those contracts or guarantees following the Demerger. In this event, New Telecom will continue to have obligations under these contracts, even though it will no longer have an ownership interest in New Chorus. Under the Separation Deed, New Chorus indemnifies New Telecom for any claims made or payments to be made under such contracts or guarantees.

Further, in relation to contracts that will be assigned or novated to New Chorus or varied so as to enable New Chorus to enjoy the benefits, there are risks arising out of the fact that under the terms of the UFB Agreements, New Chorus is required to include certain provisions for supply contracts that relate to the NIPA regarding privity (allowing CFH to enforce directly against the supplier), audit and confidentiality. As a result of this, or more generally because of the assignment or novation, the third parties to such contracts may seek to alter the terms of such contracts at the time of assignment, novation or variation and/or may require additional payments as a condition of providing this consent. In addition, New Chorus will need certain licences and other intellectual property rights to conduct its operations. Some of these licences and intellectual property rights may need to be transferred from or sub-licensed by New Telecom to New Chorus or, in some cases, the relevant New Chorus entities may need to apply for new licences. There may be delays in the transfer of such licences to New Chorus or additional conditions or licence fees associated with the transfer or new licence (which may result in additional expense).

Court approval and delay

There is a risk that the Court refuses to grant the Final Court Orders or that the granting of the Final Court Orders is delayed, in spite of Telecom Shareholder approval. The Demerger cannot be implemented without the grant of Final Court Orders.

Demerger taxation risks

The tax consequences for Telecom in respect of the transfer of certain assets and liabilities from Telecom to New Chorus for the purposes of the Demerger are described further in the Scheme Booklet. As described in the Scheme Booklet, it is intended that tax provisions in the Telecommunications Act will apply to the Demerger, with the intention that the Demerger (including the transfer of assets and liabilities (excluding EMTN liabilities and related derivatives) from Telecom to New Chorus to effect the Demerger) should be tax neutral from a New Zealand tax perspective for Telecom and Telecom Shareholders.

Those Telecommunications Act tax provisions will generally apply to the transfer of only those assets and liabilities that are described in a proposal approved by Order in Council made under the Telecommunications Amendment Act. If the Order in Council is not made (or if the proposal approved does not extend to all relevant assets and liabilities) then the tax provisions in the Telecommunications Act may not apply as intended, or at all. This may give rise to tax costs for Telecom or New Chorus that would not have arisen had the Telecommunications Act tax provisions applied, or may result in the implementation of the Demerger being delayed.

investor.telecom.co.nz

12. INFORMATION ON NEW TELECOM

Information on New Telecom

What it does

Business overview

On Demerger, New Telecom will remain New Zealand’s largest provider of telecommunications and IT services, by revenue, customers and assets. New Telecom will be subject to less of the current Telecom-specific regulation and will therefore compete on a similar regulatory footing with its market peers. New Telecom will have significant operational scale and scope, with assets including:

• the PSTN network equipment for fixed line calling;

• the XT 3G mobile network;

• national backhaul networks;

• a 50% ownership interest in the Southern Cross international cable; and

• one of Australia’s most extensive fixed IP networks.

New Telecom will provide fixed, mobile and IT products and services to retail and wholesale customers with:

• over 1 million fixed line residential and SME customers in New Zealand;

• over 2 million mobile connections (consumer and business) in New Zealand;

• over 800,000 fixed and mobile internet and broadband customers in New Zealand;

• over 3,000 business clients across Australasia using Gen-i’s ICT services; and

• over 6,000 business and 300 wholesale customers in Australia using AAPT’s services.

Under the Operational Separation Undertakings, which have been in place since 2008, Telecom’s retail businesses currently purchase fixed line network products on equivalent technical and financial specifications to all other industry participants. The Demerger of New Chorus therefore will not substantially alter the nature of Telecom’s retail businesses, with the most significant change being the movement from an internal trading relationship to an external billing relationship.

New Telecom will have four customer-facing business units: Retail, Gen-i, Wholesale & International and AAPT, with its New Zealand operations supported by the Product Business Unit, a network and IT unit known as Technology and Shared Services, or T&SS, and a corporate centre.

In 2008, Telecom set its mission to become number one in broadband, mobile and ICT in New Zealand. New Telecom’s vision continues to be to achieve this by putting customers at the heart of its business and, in doing so, become New Zealand’s most preferred company. New Telecom has a number of competitive advantages, including:

1. The number one or two market position in each of broadband, fixed/mobile voice and IT markets, enabling unique and compelling converged customer propositions.

2. A strong brand with national presence and a sustained relationship with customers, cemented by mature and high quality customer service operations.

3. Operational scale and capability in marketing, distribution and customer management (including billing and customer service).

4. An all 3G nationwide mobile network.

New Telecom will remain a key player across the following key telecommunications and IT service markets, which are described in further detail in the Scheme Booklet:

• Fixed – which includes fixed access and calling, fixed broadband, managed data and related value added services, and will be provided by New Telecom’s customer facing business units to residential and business users.

• Mobile – which includes voice services, text and multimedia messages, wireless application services, wireless data services, paging, cellular equipment sales and other related mobile network services.

• IT services – which includes managed IT services, IT outsourcing, procurement of hardware and software, operations (for example maintenance and support), professional services (for example applications support and integration) and cloud computing services, and will be provided by Gen-i to large corporate and Government customers.

New Telecom will participate in the Australian telecommunications market through AAPT, predominantly in business and wholesale markets in the major metropolitan areas. Gen-i also provides IT services to enterprise clients in Australia.

On Demerger, New Telecom will have approximately 8,100 employees of which 1,400 are service representatives staffing sales and support helpdesks. New Telecom will be New Chorus’ largest customer, accounting for approximately 84% of New Chorus’ FY11 pro forma revenue.

Telecom 2011

Business history

JANUARY 2007

Telecom acquires

PowerTel and integrates

into AAPT business

MARCH 1999

Telecom acquires AAPT

Australia to expand

further in Australian

telecommunications market

JUNE 2004

Telecom acquires Gen-i and

Computerland to extend

IT services capabilities

MARCH 2007

Telecom sells its

directories business to

Yellow Pages Group

SEPTEMBER 2010

Telecoms sells AAPT

consumer division to iiNet

Privatisation of Telecom 1990

1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

MARCH 2008

Telecom commences

implementation of the

operational separation of its

business units

MAY 2011

Chorus is selected by CFH as

cornerstone partner for UFB

Pro forma historical business results

On a pro forma basis for FY11, New Telecom generated revenue and other gains of NZ$5,071 million, EBITDA of NZ$885 million and EBIT of NZ$178 million. After removing the gain from the sale of AAPT’s consumer division and the effect of certain one-off costs and asset impairments, New Telecom earned adjusted EBITDA of NZ$1,125 million for FY11.

The chart below shows New Telecom’s adjusted EBITDA on a pro forma basis by business unit for FY11.

13%

Corporate & T&SS

8%

AAPT

44%

Telecom

Retail

15%

International

& wholesale

20%

Gen-i

investor.telecom.co.nz

12. INFORMATION ON NEW TELECOM

New Telecom Strategy

Group strategy

The global telecommunications and IT industry continues to evolve rapidly, with the development of new technologies and sources of competition and further convergence with other industries, against a backdrop of continued government regulation. The manner in which communications, entertainment and IT services are consumed is fundamentally changing – creating both opportunities and risks for existing business models in the telecommunications and IT sector.

The fundamental trends affecting the telecommunications and IT services markets in New Zealand are similar to those faced globally by incumbent telecommunications companies in mature markets and include:

• rapid growth in usage of mobile, internet and data services;

• flat revenues in the overall communications market;

• increasing competitive intensity across all telecommunications and IT services markets;

• a growing preference for internet-enabled services in each of the mass market, small and medium-sized enterprise (SME) and corporate sectors;

• regulatory pressure continuing in both mobile and fixed domains; and

• globalisation of technology manufacturers and increased focus on open platform enabled solutions.

In response to these market conditions, and in light of the Government led UFB Initiative, Telecom developed a strategy to reflect the increasingly challenging operating environment, as well as ensuring it is appropriately structured to compete in the fibre future. Known as Vision2013, this strategy was designed to accelerate Telecom’s existing value retention, simplification, cost reduction, and growth plans and will continue to form the basis of New Telecom’s strategy after the Demerger. The Vision2013 strategy is focused on four key themes, which are:

• Enablers: delivering changes to Telecom’s operating model and structural design to better enable the transition to the post-Demerger environment.

• Market Strategy: exiting non-core markets and focussing investment in new or existing markets with higher returns and growth opportunities.

• Operational Excellence: reducing failure rates and simplifying the business in order to deliver improved customer experience, sustainably lower operating costs and increased returns from capital investment.

• Commercial Excellence: driving a focus on customer satisfaction, customer retention and margin improvement from the delivery of new fibre, mobile and ICT customer offerings.

Telecom is well progressed in delivering the first phase of this strategy, which involves a particular focus on improving free cash flow. This is evidenced in FY11 by the reductions in operating and capital expenses, including significant cost reduction within the business units that will form New Telecom. In line with Vision2013, Telecom also exited non-core operations, such as the AAPT consumer business, ownership of the Yahoo!Xtra internet portal and the Gen-i software solutions business in New Zealand in FY11.

New Telecom’s operational excellence activities target operating expenses and capital expenditure efficiency through simplifying its products and platforms and reducing personnel costs. In FY11, this included significant head count reductions within the business units that will form part of New Telecom. Operational excellence is also expected to deliver process simplification and a reduction in errors and rework. As well as lowering costs, this is expected to drive improvements in customer experience and further Telecom’s mission of being New Zealand’s most preferred company.

New Telecom’s commercial excellence activities target improvement of margins across the product portfolio by lowering costs within its customer operations and growing revenue through new products and services. Telecom’s churn reduction programme will be enabled by innovative commercial bundles of fixed line, mobile communication and value added IP services packages, supported by further investment in New Telecom’s customer satisfaction initiatives such as “Right First Time” which systematically identifies and removes sources of inefficient service delivery and customer pain points.

In the longer term, New Telecom aims to deliver revenue growth, possibly by exploring opportunities to enter new adjacent markets such as entertainment, financial services or consumer payments. In 2010, Telecom Rentals Limited, a Telecom owned company that provides leasing and technology finance for business customers, was recognised with the Deloitte fast 50 award as New Zealand’s fastest growing company.

The New Zealand telecommunications market

This section describes Telecom’s share of the key markets in the New Zealand telecommunications and IT services industry in which New Telecom will compete, and provides an overview of the market trends, competitive landscape and Telecom’s performance.

46 Telecom 2011

Fixed Access & Calling

Fixed access and calling will continue to be a core market for New Telecom, with Telecom currently having a market share in fixed access and calling of approximately 66% by total access lines. As with other international markets, fixed access and calling within New Zealand is in slow decline, as usage moves to mobile and “over the top” internet based services.

1,765 1,756 1,732

452 530 595

74% 70% 66%

1,313 1,226 1,137

As at 30 June 2009 As at 30 June 2010 As at 30 June 2011

Telecom Retail & Gen-i access lines (000s)

Other market participants access lines (000s)

Telecom Retail & Gen-i market share

Source: IDC NZ Telco Tracker for FY2009 and FY2010 and management estimates for FY2011

Competition within the fixed line business has continued to increase, particularly in metro and urban areas of New Zealand. Retail service providers that have invested in UCLL are aggressively marketing bundles of services, predominantly using price as the differentiator. Over the past year this level of competition resulted in line loss of 89,000 lines for Telecom Retail and Gen-i.

Broadband (fixed)

The fixed broadband market continues to grow. However, the majority of new customers are expected to be lower value, late adopters as broadband penetration in New Zealand approaches comparable levels to overseas markets, such as Australia and the United Kingdom.

985 1,093 1,185

434 495 575

56% 55% 51%

551 598 610

As at 30 June 2009 As at 30 June 2010 As at 30 June 2011

Telecom Retail & Gen-i broadband lines (000s)

Other market participants broadband lines (000s)

Telecom Retail & Gen-i market share

Source: IDC NZ Telco Tracker for FY2009 and FY2010 and management estimates for FY2011

New Telecom’s market strategy will be to maintain Telecom’s current retail market share of over 50% by exploiting its fixed/mobile integration capabilities to deliver customer bundles and new high speed internet enabled services, particularly with the introduction of fibre products and services as the UFB Network rollout commences. Telecom’s Retail business currently provides bundled offerings combining calling, broadband and fixed line rentals and at 30 June 2011 more than 318,000 customers had signed up to these packages.

New Telecom’s principal competitors in the fixed access and calling market will be affiliates of large multinational corporations with substantial resources, including TelstraClear and Vodafone.

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12. INFORMATION ON NEW TELECOM

Managed Data (excluding Wholesale)

9.98 11.28 13.34

FY2009 FY2010 FY2011

Telecom Retail & Gen-i connections (000s)

Source: Management estimates

Telecom offers a range of managed data services, providing mainly business clients with a tailored copper or fibre based data service allowing them to connect multiple Premises together and including a range of management services over and above the basic network. Although total connections have consistently grown, total managed data market revenues have declined due to downward pressure on price and migration to alternative services. In line with this, Telecom’s managed data revenue has also declined, reflecting the increasingly competitive market place and the start of fibre based competition. New Telecom’s success in this market will be dependent on its ability to migrate customers from legacy copper to fibre solutions, ensuring value is added to the pure network connectivity through the bundling of managed voice/data services and converged ICT solutions.

Mobile (voice, SMS & data)

4.70 5.07 5.42

0.02 0.44 0.75

2.51 2.48 2.48

46% 42% 40%

2.17 2.15 2.19

As at 30 June 2009 As at 30 June 2010 As at 31 March 2011

Telecom Retail & Gen-i mobile connections (m)

Vodafone mobile connections (m)

Others (including MVNOs and 2degrees) mobile connections (m)

Telecom Retail & Gen-i market share

Source: IDC NZ Telco Tracker, 31 March 2011

Vodafone and 2degrees are Telecom’s key competitors in the mobile market. 2degrees entered the market in 2009 and had an immediate impact in terms of price competition. New Telecom will also face competition as mobile virtual network operators (MVNOs), which offer mobile services exclusively using the infrastructure of other mobile network operators, become established in the New Zealand mobile market. The volume of mobile voice minutes continues to grow in New Zealand, mainly at the expense of fixed calling. However, high levels of price competition are restricting the growth of mobile voice revenues in the overall New Zealand market. At the same time mobile data useage is increasing rapidly as customers demand greater mobile internet and broadband capacity, driven by innovation in mobile devices and value added services.

Telecom has invested in a leading 3G mobile network (the XT Network) to capture the rapid growth of mobile voice and data.

Mobile broadband connections on the XT Network have grown to 163,000 as at 30 June 2011, from 82,000 as at 30 June 2010, a 99% increase. For June 2011, 82% of all mobile revenues were generated from the 56% of the New Telecom customer base connected to the XT network. New Telecom’s mobile strategy will continue to focus on the growth in high value, postpaid customers. In the second half of FY11, Telecom lost over 95,000 mobile connections, however during the same period Telecom’s postpaid connections increased by 4,000. For the second half of FY11, there was a 7% increase in average revenue per user (ARPU) when compared to the second half of FY10.

48 Telecom 2011

Telecom continues to develop its range of bundles for small and medium-sized enterprise (SME) customers on the XT Network. New mobile plans ‘Talk & Text’ and ‘Business SmartPhone’ were launched in March 2011 to cater for smartphone users. For larger businesses, Telecom is focused on delivering end-to-end mobility solutions that integrate mobile devices with internet, fixed voice and IT applications.

IT services

According to IDC market analysis, Gen-i had approximately 13% of the New Zealand IT Services market in 2010, making Gen-i, alongside HP, a domestic market leader. In 2010, Gen-i had the largest share of the network management submarket, and was also a market leader in hosted application management and hosting infrastructure services, which are key focuses for growth and a critical stepping stone in the delivery of new cloud based computing services.

Telecom’s portfolio of IT services includes:

• Cloud computing services;

• Managed IT services;

• IT outsourcing;

• IT software and hardware procurement; and

• Professional services to assist organisations with business and technology investments.

Gen-i faces competition in the New Zealand and Australian IT services market from global IT solutions providers, such as Hewlett Packard and IBM, but also from smaller niche providers such as Datacom, Dimension Data, and Integral.

New Telecom Business Units

As part of Vision2013, New Telecom has already implemented a new organisational model (as shown below), which New Telecom Management believes will enable the organisation to operate more effectively after the Demerger.

NEW ZEALAND

Wholesale &

International

Retail

Gen-i

Central Product Group

T&SS

Corporate Centre

AUSTRALIA

AAPT

The objective of the new organisational model is to create a simplified and more balanced structure, consisting of:

• The existing customer units, which are segment specific (i.e. consumer, business and large enterprise and wholesale and international) and are accountable for commercial innovation, customer experience and segment margin leadership.

• Centralised operational units, intended to leverage scale and manage cost and capital expenditure across networks, IT platforms and the core network product portfolio. The operational units align pricing and product management/strategy with the design, build and in life operations of IT platforms and process, jointly targeting standardisation and simplification efficiency opportunities.

• Centralised corporate functions, intended to remove role duplication across the Telecom Group. Lean centres of excellence provide support to business units and external stakeholders across finance, strategy, human resources, legal and communications.

Customer-Facing Business Units

Retail

New Telecom’s Retail business unit will continue to provide mass-market products, services and support to consumer and small and medium-sized enterprise (SME) customers. Services provided by the Retail business include fixed line calling and access products, broadband, dial-up and online offerings, and mobile voice, data, messaging and multimedia services.

On Demerger, New Telecom will have a retail store network of more than 85 locations made up of New Telecom’s own retail stores, as well as 59 dealer outlets dedicated to New Telecom products and services. The refurbishment and development of the Telecom network of stores initiated in 2010 continued and it is expected that by the time of the Demerger the refurbishment of six ‘Super Stores’ and four New Telecom retail stores will have been completed.

The Retail business unit intends to grow earnings by strengthening its position as a leading retail services provider, through continued market leadership of fixed broadband/fibre services, strengthening its position in mobile and capitalising on growth opportunities in mobile data, and improving customer service and satisfaction through simplification and “Right First Time” programmes.

In fixed markets, Retail is focussed on delivering bundled offers to retain voice and broadband customers, and intends to launch fibre offerings based on new high bandwidth access services. At 30 June 2011, more than 80% of Telecom’s broadband customers had signed up to Telecom Retail’s bundled packages (as at 30 June 2010, this figure was 67%) representing a strong starting point to grow fibre based services. Retail also offers TV services as part of its bundled offerings, and in May 2011 signed a new reseller agreement with SKY Television. Within the broadband market, Retail will continue to focus its attention on the higher margin users rather than capturing market share.

In mobile, Retail is focussed on revenue and margin growth. Retail continues to see data usage increasing across all segments and devices. For example, Retail’s total monthly usage for data in June 2011 increased by over 100% when compared to June 2010, reflecting the growth in customers on the XT Network, the increasing availability and functionality of smartphone devices and the prevalence of content for mobile users. These features assist in attracting customers from the CDMA mobile network which is planned to be switched off in 2012.

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12. INFORMATION ON NEW TELECOM

Gen-i

Gen-i provides ICT solutions for business clients across New Zealand and Australia and has over 3,300 business customers. Gen-i’s earnings growth is built on leadership in networked IT and managed solutions across fixed and mobile and delivering operational efficiencies and simplification as customers migrate from legacy to IP and fibre based solutions.

During FY11, Gen-i undertook a major transformation programme to focus on the strategic themes under Vision2013 of simplifying its value proposition, reducing cost, retaining value in its traditional telecommunications business, targeting growth in delivering mobile and next generation cloud computing services and growth in trans-Tasman clients. Gen-i has re-organised itself around two distinct customer segments with specific service offerings:

(i) Enterprise clients with complex needs that require integrated ICT solutions and see ICT as strategic for their business and are therefore willing to pay for bespoke solutions; and

(ii) Corporate/Business customers with simpler requirements that require cost effective and more standardised platform-based ICT solutions, including IP based telecommunications services and hosted/cloud based IT solutions.

Wholesale and International

As a result of the Demerger asset split under the Asset Allocation Plan, New Telecom will own significant national backhaul telecommunications assets and the PSTN network equipment, which will be largely unregulated. Through these assets New Telecom, via Wholesale, will provide a range of communication products and services that will complement the regulated local network access products and services which will be provided by New Chorus through its own copper and fibre access networks.

On Demerger, Wholesale will have approximately 70 customers comprising mainly retail service providers that it will deal directly with through its own sales and service channels.

Wholesale’s portfolio of voice, mobile, interconnection, managed data and national backhaul products offer retail service providers the ability to create and extend their own networks to be able to provide a wide range of telecommunications service to their end-users. Wholesale also offers resale products so service providers without their own nationwide networks can offer services nationally. In addition, some of its services, such as PSTN resale, will be resold via New Chorus under an agency agreement to retail service providers due to the complementary nature of these services with the New Chorus products and services.

International delivers integrated telecommunications services between New Zealand, Australia and the rest of the world, by providing international voice, mobile, value-added calling and international transit services to carriers and offshore telecommunications providers.

International’s business provides:

• traditional voice services: which handles New Zealand and Australian originated traffic minutes plus reciprocal traffic and provides other value-added services relating to this; and

• carrier services: a provider of international voice service products specific to the needs of international, wholesale and retail customers across fixed line, cable and mobile operators.

Through these divisions, International enables carriers and retail operators to provide voice and mobile solutions to their customers. International terminates and receives traffic to and from all countries in the world, carrying approximately 4 billion minutes of global traffic per annum.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. This includes 11,000 kilometres of interstate fibre, its own data centres in major capital cities, fibre access to 1,300 Premises and mid-band ethernet in 180 exchanges. AAPT has access to DSL coverage in over 380 exchanges focused on the major Australian cities and large metropolitan areas.

On 30 September 2010, Telecom completed the sale of its investments in Macquarie Telecom and iiNet for AUD$80 million and the sale to iiNet of the AAPT Consumer business for AUD$60 million. As a result, AAPT now focuses on the business and wholesale section of the Australian telecommunications market.

Telstra and Optus are AAPT’s main competitors in the voice, data and internet market. The local calling market remains dominated by Telstra, as it owns most of the Australian domestic local loop network.

Interconnection with Telstra’s local loop is necessary for competitive carriers, including AAPT, to offer many telecommunications services. AAPT’s strategy is focused on leveraging its own infrastructure to drive profitable on-net services rather than reselling services from Telstra. Following the upgrade of its core network, AAPT now offers a range of new IP-centric business products supporting innovative new voice and data solutions, AAPT works closely with Gen-i Australia to jointly deliver telecommunications and IT services to large enterprise clients that operate both in New Zealand and Australia. AAPT has continued to rationalise and simplify its products, operations and IT platforms. In 2010, AAPT upgraded its billing and rating capability, closing down duplicated systems and migrating to a single billing platform which delivered annual cost savings and significant business simplification across back-office operations. As AAPT emerges from a period of cost reduction and operational improvement it is now focussed on a revenue growth plan within business and wholesale markets, using its IP network capabilities supported by a lower cost and online centric customer service and billing capabilities.

50 Telecom 2011

Operational Business Units

Product Business Unit

The Product Business Unit was recently created as an outcome of the Vision2013 strategy. Its role is to set a consistent strategy across the product portfolio, and then to design, develop and manage product pricing and process activities associated with the products across all customer facing units. This includes activities such as business cases development, business planning, product delivery and commercial and market development.

The Product Business Unit is accountable for:

• delivering group business and competitive insight across key markets and segments;

• developing New Telecom’s product and pricing strategy, group channel strategy and, in conjunction with T&SS, its technology strategy;

• driving the required business and market development and associated strategic partnerships; and

• designing, developing and managing New Telecom products and related pricing.

Technology and Shared Services (T&SS)

Telecom’s Technology & Shared Services (T&SS) division is responsible for:

• operating Telecom’s shared business processes;

• developing, maintaining and operating Telecom’s IT systems and networks; and

• aligning systems, platforms and processes with Telecom’s business objectives.

Following the Demerger, T&SS will continue to provide support for key products and services, examples of which include:

• Fixed and PSTN life cycle management. T&SS will continue to operate and support the PSTN platform, which is the platform that supports traditional fixed-voice telephony and is the key platform for sustaining Telecom’s current fixed line revenues. T&SS will also continue to develop and operate, and to invest in architecture and support systems capabilities (including fulfil, assure and bill) for fixed line products and services.

• Mobile network. T&SS will continue to be responsible for supporting the mobile networks. T&SS will also continue to develop and operate, and invest in architecture and support systems capabilities (including fulfil, assure and bill) for mobile products and services.

• Provisioning. T&SS will continue to provide provisioning processes and manage requests for data and voice services from New Telecom’s customer-facing operations, the Telecom website and New Chorus customers, including allocating network resources and activating and commissioning services that require access to shared IT and network resources.

Board and Senior Management

New Telecom Board pre Demerger

The existing Telecom Board members will remain on the Telecom Board until the Demerger. On the Demerger Date, the current Chairman of Telecom, Wayne Boyd, and the current non-executive director, Ron Spithill, will retire from the Telecom Board, while Sue Sheldon CNZM will also retire from the Telecom Board and become Chairman of New Chorus.

New Telecom Board post Demerger

Subject to shareholder approval at the Shareholder Meeting the following Telecom Directors will remain on the New Telecom Board post-Demerger:

Murray Horn, PhD (Harvard University); MCom (First Class Hons); BCom

Non-Executive Director

Dr Murray Horn has been a member of the Telecom Board since 1 July 2007. Murray chairs the Government’s National Health Board. Murray previously held a number of senior executive roles with ANZ Banking Group, including leading the group’s New Zealand operations. He was secretary to the New Zealand Treasury and has served on a number of boards, including the New Zealand Tourism Board. He has represented New Zealand at the OECD, as a governor at the World Bank and as an alternate director at the International Monetary Fund.

Murray received his doctorate from Harvard University in 1989 and has been awarded a number of academic honours in both New Zealand and the United States.

Kevin Roberts

Non-Executive Director

Kevin Roberts has been a member of the Telecom Board since 28 August 2008. Kevin has extensive international experience in brand, marketing and customer satisfaction and is CEO for Saatchi & Saatchi Worldwide. He is a member of the Directoire of Publicis Groupe. He is an Honorary Professor in the Faculty of Business and Economics at the University of Auckland and an honorary professor of creative leadership at Lancaster University. He is a private sector ambassador to the New Zealand/United States Council and in 2006 was appointed chairman of the USA Rugby Board. Previously, Kevin held senior management and marketing positions with Procter & Gamble, Pepsi-Cola and Lion Nathan. He has undertaken pro-bono work for the Antarctic Heritage Trust, co-founded New Zealand Edge and served on the New Zealand Rugby Football Union Board. Kevin is also a trustee of the Turn Your Life Around Trust. He has been awarded honorary doctorates by the University of Waikato, the International University of Geneva, Peruvian University of Applied Sciences in Lima and Lancaster University.

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12. INFORMATION ON NEW TELECOM

Paul Reynolds, PhD; BA (First Class Hons) Chief Executive Officer, Executive Director

Dr Paul Reynolds was appointed Chief Executive of Telecom New Zealand in September 2007. He has led Telecom through the most significant period of change in its history, including the operational separation of its main businesses following the Telecommunications Act revisions of 2008, and preparation for participation in the Government’s UFB initiative, which heralds a further fundamental restructuring of the industry in New Zealand.

Paul has 28 years of experience in the global telecommunications industry. After completing his doctoral studies in geology at the University of London he joined British Telecom and played a central role in the company’s transformation through a range of senior positions in its corporate, UK and international operations. Immediately before coming to New Zealand he was an executive member of the board at BT and CEO of BT Wholesale, Europe’s largest and most successful telecommunications wholesale business. There, he built a strong track record in the delivery of Broadband Britain, the functional separation of the network to create Openreach and the establishment of BT Wholesale as a major operator of Managed Network Services for other carriers. Paul has committed to lead Telecom and New Telecom as CEO and as a board member through the Demerger process and New Telecom’s successful establishment as an independent company. It is expected that the New Telecom Board will undertake a search process to identify a candidate for CEO of New Telecom to lead the company during financial year 2012/2013 and beyond.

Paul has wide international experience as a company director including with Telecom Corporation of New Zealand (2007 to date), British Telecommunications Plc (2002 to 2007), eAccess in Japan (2003-2009) and xConnect Networks in London (2008 to date).

Paul has received international recognition for his work including, in 2006, the Telecommunications Industry Association of America’s ‘Global Icon’ award for leadership and innovation, and in 2008 Global Telecoms Business gave Paul its ‘Special Award’ for Personal Contribution to Telecommunications.

He was born and raised near Glasgow, Scotland and graduated BA (First Class) from the University of Strathclyde in 1978.

The following Board members have been conditionally appointed as Non-Executive Directors of New Telecom and will be formally appointed upon Demerger. Mark Verbiest has been conditionally appointed as Chairman of New Telecom and will be formally appointed upon Demerger.

Mark Verbiest, LLB

Chairman, Non-Executive Director

Mark Verbiest is Chairman of Transpower New Zealand Limited and Willis Bond Capital Partners Limited, a director of AMP NZ Office Limited, Freightways Limited, Southern Cross Medical Care Society, a member of the board of trustees of the Southern Cross Healthcare Trust, Government Superannuation Fund Authority, a board member of the Financial Markets Authority and consultant to law firm Simpson Grierson. He was a member of Telecom’s senior executive team from late 2000 through to June 2008 and, prior to 2000, a senior partner in Simpson Grierson specialising in mergers and acquisitions and securities, competition and utilities-related law.

Charles Sitch, MBA; LLB; BCom

Non-Executive Director

Charles Sitch retired from the international management consulting firm, McKinsey & Company, in 2010. He joined McKinsey & Company in 1987 and in 2000 became a senior director, primarily working with CEOs and Boards on strategy and operations turnarounds. His practice has been focused on telecommunications, consumer services, retail, banking, travel and entertainment. He is an advisory director of Bkk Investment Bank and since 2006 has been involved in various new business ventures. Charles holds a MBA from Columbia Business School and a LLB, Bcom from Melbourne University.

Justine Smyth, BCom; CA; MinstD Non-Executive Director

Justine Smyth is Deputy Chair of NZ Post Limited, Chair of The New Zealand Breast Cancer Foundation and a board member of the newly formed Financial Markets Authority. She is also owner and executive director of Lingerie Brands Limited. Justine chairs the Finance, Audit, Investment & Risk sub-committee of NZ Post Limited and her background includes Group Finance Director of Lion Nathan Limited and Partner of Deloitte. She has experience in governance, mergers & acquisitions, taxation and financial performance of large corporate enterprises and the acquisition, ownership, management and sale of small and medium enterprises.

52 Telecom 2011

Paul Berriman, BSc (Electroacoustics); MBA; FHKIoD; MIOA; CEng Non-Executive Director

Paul Berriman has been Chief Technology Officer of PCCW since May 2007, Hong Kong’s largest telecommunications company, leading the Group’s product and technology roadmap and strategic developments. He has over 25 years of experience in telecommunications, especially in IPTV, mobile TV, media convergence and quadruple-play. Prior to joining PCCW in 2002 as Senior Vice President, Strategy and Marketing, he was Managing Director of management consultancy Arthur D. Little in Hong Kong and was involved in telecommunications consultancy projects globally. Previously he also held executive, technical, engineering and operations management roles in Reuters and several major Hong Kong service providers including the Hong Kong Telephone Company and Hong Kong Telecom CSL. He holds a Bachelor of Science in Electroacoustics from the University of Salford in the UK, and a Master of Business Administration from the University of Hong Kong. He is a Chartered Engineer, a member of Intel’s Communications Board of Advisors and was a member of the board of directors of the International Engineering Consortium. He is a fellow of the Hong Kong Institute of Directors since 1997 and has been a member of Hong Kong Telecom Regulator, OFTA’s Technical Standards Advisory Committee for over 12 years.

Maury Leyland, BE (Hons); MIPENZ; MInstD Non-Executive Director

Maury Leyland is a director at Transpower. She has been a senior executive at Fonterra since 2005 and is currently leading the market build of Fonterra’s new shareholders’ market. Previous roles within Fonterra have included Programme Director of a major transformation programme, General Manager New Zealand Logistics and Associate Director Strategy and Growth. Prior to that, she spent 9 years with the Boston Consulting Group as a strategy consultant working with large companies in New Zealand and Australia. She was a member of both the design and sailing team for Team New Zealand during the successful 1995 America’s Cup campaign in San Diego. Maury is also a member of the Advisory Board for the Department of Engineering Science at the University of Auckland.

The New Telecom Board members have been selected to ensure there is substantive collective managerial, financial, accounting and industry experience.

A statement as to the independence of the directors of New Telecom will be made following the Demerger.

Senior management team

The key members of New Telecom’s senior management team after the Demerger will be the same as the key members of Telecom’s senior management team prior to Demerger, with the exception of Mark Ratcliffe who will be appointed to the role of CEO of New Chorus upon Demerger. The key members of New Telecom’s senior management team will remain on their existing employment terms and conditions post-Demerger. The key members of New Telecom’s senior management team include:

Paul Reynolds

Chief Executive Officer

See Dr Paul Reynolds’ biography on page 52.

Nick Olson

Chief Financial Officer

On 1 October 2010, Nick Olson was appointed Chief Financial Officer for the Telecom Group. Nick is responsible for the centralised finance functions of Telecom, including performance management, management reporting, external reporting, regulatory reporting, investor relations, treasury and capital markets, group taxation, group insurance, business unit financial support, group procurement and the shared financial functions including accounts payable. Nick is also responsible for overall capital allocation for Telecom and has recently added group strategy to his portfolio of activities.

Nick has over 20 years’ experience in the financial arena, and after 13 years in the investment banking industry, joined Telecom in January 2002. Prior to his appointment as Chief Financial Officer, he has held the following positions at Telecom – Treasurer, General Manager Finance and Group Controller. Nick has extensive capital markets, M&A and financial experience. Nick holds a Bachelor of Engineering (1st Class Hons) from the University of Auckland and is an Associate Chartered Accountant.

David Havercroft

Group Chief Technology Officer

David Havercroft joined Telecom in October 2009 and was promoted to the Telecom Executive team in April 2010 as Group Chief Technology Officer. He is responsible for Telecom’s entire network and IT operations throughout New Zealand, ensuring its information technology, infrastructure and architecture are aligned with the Group’s business objectives. He oversees the core technology teams, in addition to the shared business operations, which support Telecom in provisioning, credit and billing, corporate property and information management. UK-born, David has more than 26 years’ experience in the telecommunications industry in Europe and Asia-Pacific, with previous executive roles in business and technology functions in major telecommunications operations and in professional services and technology organisations. David has designed and led major change programmes focused on revenue growth, cost efficiency, network rollouts and ongoing management of insourced and outsourced operations.

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12. INFORMATION ON NEW TELECOM

Rod Snodgrass

Chief Product Officer

Rod Snodgrass was appointed Chief Product Officer in April 2011 and is responsible for leading all product and pricing activity across Telecom excluding Chorus’ regulated services. Rod’s focus is on the creation of group wide portfolio and pricing strategy, driving world-class product lifecycle management and delivering growth through business and market development including developing new products, services, channels and partnerships.

Rod was previously Group Strategy Director, responsible for driving group strategic transformation and growth agendas. Prior to becoming Group Strategy Director, Rod was General Manager of the Wired Division, including Telecom’s retail fixed-line, voice, data and internet businesses. Prior to heading up Wired, Rod was General Manager of Xtra, the company’s online division, having held various financial, commercial and business development roles in the division.

Rod has been at Telecom for around 14 years, joining in 1998 after seven years in various strategy, business development and commercial roles in the oil and gas exploration and production industry and has been a member of the Telecom Executive team since 2008.

Alan Gourdie

Chief Executive Officer, Retail

Alan Gourdie joined Telecom in August 2008 as CEO of Telecom Retail. He is responsible for driving Telecom’s commitment to improving the experience of Telecom consumer and SME customers, the performance of Telecom’s mobile and fixed line business with these customers and has executive responsibility for Telecom’s brand.

Alan has worked in senior sales and marketing roles at Hume Industries and then at DB Group, eventually becoming the general manager sales and marketing for the brewing business. This led him to a number of roles offshore for Heineken and associated companies, including global marketing manager for Heineken in Amsterdam and as general manager responsible for Singapore operations for Asia-Pacific Breweries. Immediately prior to joining Telecom, Alan was in London as managing director of Asia-Pacific Breweries’ UK and European operations.

Chris Quin

Chief Executive Officer, Gen-i

Chris Quin was promoted to the Telecom Executive team in April 2008 as CEO of Gen-i Australasia, where he is responsible for delivering converged technology and telecommunications solutions to large and medium business customers across New Zealand and Australia. Chris was general manager of Gen-i’s New Zealand operations for four years before becoming CEO, Gen-i. Prior to that he held roles in the Telecom Group in finance, sales and management of service delivery. Before joining Telecom in 1991, Chris was Chief Financial Officer for Mitel and a financial accountant at Orica (formerly ICI). Chris has a BCA from Victoria University of Wellington.

Chris’ career has been focused on the business and corporate markets. His active participation in the ICT industry includes board positions with the NZ ICT Group, ICE HOUSE business incubator and New Centre for Social Innovation.

In July 2010, Chris was awarded an Emerging Leadership Award at the 2010 Sir Peter Blake Leadership Awards for his leadership achievements and contributions to New Zealand. Chris was also awarded the Chairman’s Award at the 2010 Telecommunications Users Association of New Zealand Innovation Awards.

David Yuile

Chief Executive Officer, AAPT

David is the Chief Executive Officer of AAPT, the Australian arm of Telecom New Zealand, where he is tasked with leading the transformation of AAPT to an easy-to-use business and wholesale focussed service provider. His previous role was Chief Operating Officer at AAPT, where he successfully completed the integration of AAPT-PowerTel businesses and was instrumental in the product and back office re-engineering and simplification.

Prior to AAPT, David held several roles including Director of Networks at PowerTel, Chief Executive Officer of 90 East – one of Australia’s largest providers of managed security services – and co-founder of Sales Technology which he sold to Interliant, a NASDAQ listed provider of managed infrastructure and consulting services.

David sits on the board of TransAct, an Australian Capital Territory (ACT) telecommunications provider, the advisory board of Framehawk, a technology start-up based in San Francisco, and is a director of Community Telco Australia. He holds a B.Eng (Hons) degree from the University of Glasgow.

Tristan Gilbertson

Group General Counsel & Company Secretary

Tristan Gilbertson was appointed Group General Counsel in July 2008. He leads Telecom’s group legal and corporate services team and is responsible for legal services, internal audit, risk management, compliance, corporate governance, public policy and regulatory affairs. He also oversees the Independent Oversight Group Support Office. Tristan is a highly experienced corporate and commercial lawyer with extensive international experience in telecommunications law and regulation. He has practiced law with several leading international law firms, including Bell Gully (New Zealand), Clifford Chance (UK), Mallesons Stephen Jacques (Australia) and Gilbert & Tobin (Australia). He then joined Vodafone Group Plc, where he held a number of senior leadership positions, including legal and regulatory director – Asia-Pacific Region and governance director – Europe Region, before joining Telecom in 2008.

54 Telecom 2011

Tina Symmans

Corporate Relations Director

Tina Symmans joined Telecom in June 2008 as Corporate Relations Director. She leads the corporate relations team that manages Telecom’s media relations, group internal communications, and government and community relations.

Tina has extensive experience in marketing, corporate relations and strategic communications and has held a variety of senior roles with leading New Zealand companies in the capital markets, banking, ports, transport, energy and agriculture sectors. Tina also founded and managed a successful strategic communications and government relations consultancy and has been providing independent advice to large New Zealand businesses for many years. She is currently a director of Turners & Growers Limited and the executive sponsor and trustee on the Telecom Foundation Board.

Under Vision2013 Telecom will continue to rationalise and streamline its corporate centre, which includes finance, strategy, human resources, legal and regulatory affairs. There is potential for the executive members responsible for the corporate centre to be reduced to two positions reporting to the CEO, with the aim of reducing cost and complexity and to provide a better balance between the corporate centre and operating business units.

Intellectual property

Telecom holds an extensive portfolio of intellectual property including trade marks, domain names, and patent applications/patents in New Zealand, Australia and in certain other jurisdictions where it has a presence. New Telecom will retain ownership of key intellectual property including the trade marks “Telecom”, the Spark logo and “Gen-i” and the domain names telecom.co.nz and Gen-i.co.nz, and will continue to use the existing Telecom branding.

Following the Demerger some key intellectual property currently owned by Telecom but associated with the Chorus business will be owned by New Chorus. New Chorus will own a portfolio of key intellectual property including the trade marks Chorus and its logo in New Zealand, a portfolio of domain names including chorus.co.nz, and a portfolio of patent applications in New Zealand and Australia.

Litigation

Litigation and disputes to be assumed by New Telecom

New Telecom will assume the economic benefit, risk and liabilities of the following litigation and disputes. There can be no assurance that such litigation will not have a material adverse effect on the New Telecom business, financial condition or results of operations.

High speed data transmission pricing

In March 2004 the Commerce Commission issued proceedings claiming that Telecom’s implementation and maintenance of new retail and wholesale high speed data transmission service pricing from 1998 constituted a breach by Telecom of section 36 of the Commerce Act (for abuse of a dominant position/taking advantage of market power). In October 2009, a judgment was delivered in which the Court ruled that although most of Telecom’s pricing was not anti-competitive, the pricing of two tail circuits between March 2001 and late 2004 breached section 36 of the Commerce Act. There was insufficient evidence to ascertain the scope of the breach. Telecom has appealed this decision to the Court of Appeal and the Commerce Commission has cross-appealed. In April 2011, the Court ordered that Telecom pay a pecuniary penalty of NZ$12 million. Telecom has paid this penalty but has also appealed the penalty judgment to the Court of Appeal. The liability and penalty appeal hearing are set down to be heard in September 2011. If Telecom is successful in its appeal on liability or penalty and the Commerce Commission does not appeal to the Supreme Court, New Telecom will benefit from the reimbursement of the penalty or any part of it. If the Commerce Commission’s cross appeal succeeds and the penalty is increased then New Telecom would need to pay any additional penalty.

Tax matters

Under New Zealand law and Inland Revenue Department (IRD) practice, tax positions taken by Telecom remain subject to review and possible adjustment by IRD, generally for a period of four years from the end of the tax year or return period in which the relevant tax return was provided. The IRD has reviewed Telecom’s tax position with reference to interest income earned by Telecom subsidiaries tax resident outside of New Zealand. The IRD has taken the position (in a Notice of Proposed Adjustment (NOPA) issued on 11 August 2011 in respect of the 2008 income year) that the income in question should be taxed as if it had been earned by a New Zealand tax resident. Telecom will be responding to the IRD NOPA by challenging the IRD position. If Telecom’s position is not accepted by the IRD, amended assessments will be issued by the IRD, in which case it will be necessary for Telecom to bring proceedings before the Court seeking to have the amended assessments set aside. The amount of the tax liability contended for in the NOPA is around NZ$23 million plus penalties of approximately NZ$11 million. If the IRD is correct, Telecom would also be liable for use of money interest.

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12. INFORMATION ON NEW TELECOM

Land claims

Interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be wahi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to Telecom by the Government and which is expected to remain with New Telecom on Demerger. In the event that land is resumed by the Government, there is provision for compensation to Telecom/New Telecom.

Other claims

Various other lawsuits, claims and investigations have been brought or are pending against New Telecom and its subsidiaries, none of which is expected to have a significant effect on the financial position or profitability of New Telecom.

New Telecom cannot reasonably estimate the adverse effect (if any) on New Telecom if any of the foregoing outstanding claims or inquiries are ultimately resolved against New Telecom’s interests. There can be no assurance that such cases will not have a significant effect on New Telecom’s business, financial condition, position, results of operations or profitability.

Insurance

Up until the Demerger Date, Telecom and its subsidiaries (including the Chorus business unit) will have the benefit of Telecom’s current insurance policies. On the Demerger Date, Telecom’s insurance policies will be amended to remove cover for New Chorus. New Telecom’s insurance policies will continue to run post the Demerger Date until the expiry dates of those policies at which time New Telecom will arrange renewal of its insurance as required.

New Telecom will continue to rely on its existing insurance arrangements provided through its captive insurance company, Teleco, which insures some of the risks for Telecom and its subsidiaries. It currently provides the following classes of insurance to Telecom:

• Material damage and business interruption;

• General and products liability;

• Errors and omissions; and

• Crime.

Teleco also purchases reinsurance from the insurance market. Directors and officers liability insurance is purchased directly from the insurance market.

As discussed in more detail in the Scheme Booklet, claims reported against New Chorus under general and product liability insurance policies arising from activities prior to the Demerger Date will continue to be insured under New Telecom’s insurance programme regardless of when any claim is reported and claims under errors and omissions liability insurance policies and directors and officers insurance policies that are reported against New Chorus prior to the Demerger Date will be insured under Telecom’s insurance programme.

Directors and officers insurance is on a ‘claims made basis’. Directors and officers of Telecom (including the Chorus business unit) are covered for all liabilities arising from activities leading up to the Demerger Date. The Telecom directors and officers liability policy will continue post Demerger covering both present and past directors and officers of Telecom including the Demerger process and Chorus business unit activities leading up to the Demerger Date.

Regulation

Current New Zealand telecommunications market overview

Aside from Telecom, the principal players in the New Zealand telecommunications market are affiliates of large multinational corporations with substantial resources including TelstraClear and Vodafone and, increasingly, large IT service companies such as HP and IBM. It is expected that competition will continue to intensify, with the prospect of existing participants extending their activities. Smaller competitors in the telecommunications sector are also actively marketing alternative access technologies to consumer and business customers with discounted price based offers.

Competition in the mobile market continues to increase with a third entrant, New Zealand-based 2degrees, and additional mobile virtual network operators (MVNOs) offering services over existing mobile networks. In parallel, there continues to be aggressive retail price competition, with market participants offering bundles of fixed, mobile and data services in an effort to increase market share.

While the Government’s policy of telecommunications regulation has enabled several retail service providers to successfully enter the market, Telecom, as the incumbent, still remains the market leader (by connections) in most market segments, with the exception of the mobile market where Telecom is number two.

56 Telecom 2011

Fixed voice connections

9%

Rest of Market

4%

CallPlus

7%

Vodafone

14%

TelstraClear

66%

Telecom

Fixed broadband connections

14%

Rest of Market

7%

CallPlus

10%

Vodafone

16%

TelstraClear

53%

Telecom

Mobile connections

1%

MVNO

40%

Telecom

46%

Vodafone

13%

2degrees

Source: IDC NZ Telco Tracker, March 2011

The global telecommunications industry continues to evolve with the release of new technologies, convergence with other industries and government regulation, creating both risks and opportunities within the sector. While the fundamental trends affecting the telecommunications industry in New Zealand are similar to those faced by incumbent telecommunications companies globally, the simultaneous major changes in technology and the regulatory regime have heightened risks and opportunities within the sector.

New Zealand has experienced a slow decline in fixed dial-up and fixed voice services. Historically, this decline has been compounded due to the complex regulatory framework within which market participants have to operate and the level of regulatory intervention. In the fixed voice market, declining revenue has historically been driven by price pressure on calling, as the number of access lines has remained relatively stable.

End-users of broadband are demanding increasing bandwidth, driven by the growth in content and applications and the increasing ubiquity of broadband resulting from investment in high quality fixed and mobile broadband networks. As a result, fixed broadband connections have experienced sustained, steady growth as penetration rates increase within the market, with high levels of substitution from dial-up to broadband internet. Looking forward, fixed dial-up and fixed voice connections will continue to decline as end-users adopt mobile or another technology such as Skype for their telecommunications needs rather than fixed line calling. This may also result in the end-user ceasing to purchase fixed line services altogether. The rate of fixed-to-mobile substitution to date in general in New Zealand and consequently for Telecom has been relatively modest when compared to global trends which is partly due to Telecom’s Telecommunications Service Obligation (TSO) to provide free local calling, due to a number of structural factors associated with the New Zealand local market which will continue post-Demerger and relatively high mobile calling and data pricing.

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12. INFORMATION ON NEW TELECOM

NZ fixed connections

2000

1800

1600

1400

1200

1000

800

600

400

200

0

Fixed connections (000s)

CAGR 2008–2011 = (1)%

CAGR 2008–2011 = 12%

CAGR 2008–2011 = (15)%

March 2008

March 2009

March 2010

March 2011

Fixed broadband Fixed dial-up Fixed voice

Source: IDC NZ Telco Tracker: March 2008 to March 2011

The mobile segment in New Zealand has historically experienced strong subscriber growth, with a 6% annual growth rate in total mobile connections from Q1 2008 to Q1 2011. However, while mobile subscriber growth in New Zealand has been strong in recent times, the competitive in-market dynamics and entrance of a third operator (2degrees) has resulted in slower growth in total mobile market revenues.

NZ mobile revenues / connections

Mobile connections (m)

5.6

5.4

5.2

5.0

4.8

4.6

4.4

4.2

4.0

CAGR 2008–2001 = 6%

CAGR 2008–2001 = 2%

580

565

550

535

520

505

490

475

460

Mobile revenue (NZ$m)

March 2008

March 2009

March 2010

March 2011

Mobile revenues Mobile connections Mobile revenue trend line

Source: IDC NZ Telco Tracker: March 2008 to March 2011

Services currently regulated

A brief description of the current regulation under the Telecommunications Act applying to some of the key services provided by Telecom is set out below. If the Demerger proceeds, the pricing regime applying to these services will be substantially changed. If the Demerger does not proceed, these changes will not occur.

• Unbundled copper local loop (UCLL), co-location and backhaul services: The pricing of the UCLL group of services is regulated by the Commerce Commission under published ‘standard terms determinations’. The current pricing for the monthly rental for the UCLL service is based on benchmarking by the Commerce Commission against prices for similar services in comparable countries and is de-averaged (i.e. a lower price in urban exchanges and a higher price in non urban exchanges). The associated co-location and backhaul services are also regulated.

• Sub-loop unbundling (SLU) services: The pricing of the SLU group of services is regulated by the Commerce Commission under the published ‘standard terms determination’. The SLU service’s pricing has the same urban and non urban split as UCLL. There are also associated co-location and backhaul regulated services.

• Unbundled Bitstream Access (UBA) services: The pricing of the UBA and associated UBA backhaul services is regulated by the Commerce Commission under the published ‘standard terms determination’. The pricing methodology for the UBA service is the retail price minus a discount, benchmarked against discounts in comparable countries. For naked UBA services, there is a contribution to the costs of Telecom’s local loop network that Telecom would usually recoup from an end user of its local access and calling service, as determined by benchmarking against comparable countries.

Resale services investigation: The Minister for Communications and Information Technology has recently accepted the Commerce Commission’s recommendations that the potential for resale regulation should be scaled back in areas where there is effective competition and that the following should occur:

• de-regulation of resold broadband and data services;

• removal of regulation of bundled resale offerings; but

• continued regulation of resold local access and calling services and parts of bundles.

Mobile co-location: The Commerce Commission has recommended that the price for mobile co-location service should not be regulated but has determined the non-price terms on which parties could co-locate on each other’s towers, including the levels of interference that co-locators are able to cause existing operators, when existing operators can be required to minimise or replace antenna and what space existing operators can forecast for future use.

58 Telecom 2011

Mobile termination rates: Mobile termination rates for fixed-to-mobile, and mobile to mobile calls have been regulated. The initial basis for regulation, the initial pricing principle, is a product of benchmarking against the costs of providing similar services in comparable countries that use a forward looking cost based pricing methodology. Termination rates for texts (or short message service) have been reduced to a very low nominal charge.

The proposed regulatory framework

The Telecommunications Amendment Act was enacted on 30 June 2011. It establishes a substantially revised regulatory regime that will apply to New Telecom and New Chorus upon Demerger. It also includes certain regulatory changes which will take effect irrespective of whether the Demerger proceeds.

The Telecommunications Amendment Act supports and facilitates the Demerger with respect to a number of key matters, and is described in further detail in the Scheme Booklet.

If the Demerger proceeds, the Telecommunications Amendment Act will provide an opportunity for regulatory simplification and certainty, which is a key rationale for Telecom in proposing to undertake the Demerger.

Regulatory framework changes

The table below highlights the key elements of the regulatory framework that would change upon Demerger. In the event that the Demerger does not take place, the current regulatory framework will remain in place, except for the accounting separation requirements and the Telecommunication Service Obligation (TSO) compensation reforms, each of which is discussed further below.

Removal of significant regulatory burden

If the Demerger proceeds, operational separation and all migration milestones under the Operational Separation Undertakings across all parts of Telecom will be revoked from the close of business the day before the Demerger Date.

In contrast to the Operational Separation Undertakings 'three box model', upon Demerger the draft deeds of undertakings provide that there would be no obligation for New Telecom to have in place separate business units for operational or reporting purposes. Further, accounting separation and the requirement for Telecom to publish regulatory financial statements (for copper or fibre) have been removed under the Telecommunications Amendment Act.

The removal of this regulatory burden will significantly simplify the business operations of New Telecom and is expected to substantially reduce the cost and complexity of compliance when compared to the current regulatory environment.

The Commerce Commission's normal role of monitoring, investigating and regulating telecommunications services and overseeing general competition obligations under the Commerce Act and the Telecommunications Act will continue.

Telecommunications Service Obligation

The TSO is the regulatory mechanism by which universal service obligations for residential, local access and calling services are imposed and administered. If the Demerger proceeds, Telecom's obligations under the TSO will be retained, but are intended to be split between New Telecom and New Chorus as follows:

- New Chorus will be required to maintain lines and coverage obligations;
- New Telecom will be required to provide retail services at the capped retail prices; and
- underlying pricing arrangements are intended to enable New Telecom to provide retail services within the relevant price caps.

	Pre Demerger	Post Demerger	
	Telecom	New Telecom	New Chorus
Operational Separation Undertakings 'three box' model[1]	Yes	N/A	N/A
Accounting separation	Yes (but recently removed by the Telecommunications Amendment Act)	No	No
Independent Oversight Group	Yes	No	No
Ownership restrictions	Yes	No	Yes
Open access undertakings[2]	N/A	No	Yes
Obligations under the TSO[3]	Yes	Yes	Yes
Line of business restrictions[4]	No	No	Yes
Oversight of transitional and long term sharing and commercial arrangements between New Chorus and New Telecom	N/A	Yes	Yes

1. The three box model is defined as the separation of the Chorus, Wholesale and Retail business units as per the Operational Separation Undertakings
2. The new open access deeds of undertakings are primarily aimed at holding the principles of non-discrimination and equivalence. The draft open access deeds of undertakings provide that New Chorus is not required to have separate business units or internal trading
3. The Telecommunications Amendment Act requires a review of the TSO in 2013.
4. There is a transitional line of business restriction prohibiting New Telecom from purchasing UCLL for three years.

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12. INFORMATION ON NEW TELECOM

The Government is required under the Telecommunications Amendment Act to commence a comprehensive review of the TSO at the start of 2013. This review will take into account, amongst other things, changes to the telecommunications sector that have arisen from the rollout of new infrastructure and facilities and the impact of this on the TSO arrangements, the continued need and relevance of the TSO arrangement, the practicality of adopting a universal service obligation (rather than a provider-specific TSO arrangement), the impact of the TSO funding arrangements and related regulatory issues. The review is required to be completed by the end of 2013. There is no guarantee or certainty of the outcome with respect to any of the items covered within the TSO review.

The Telecommunications Amendment Act also introduces the telecommunications development levy, which is an industry levy of NZ$50 million per year between FY10 and FY16 and NZ$10 million each year thereafter (adjusted for CPI) to be paid by certain market participants. The levy can be used to pay for any TSO charges, non-urban telecommunications infrastructure, upgrades to emergency calling and other wide purposes so long as a consultation process is followed. Following the Demerger, both New Chorus and New Telecom will be liable for annual telecommunications development levy payments. The amount payable by each liable person (including New Chorus and New Telecom) will be determined by the Commerce Commission based on the proportion of revenue that each liable person receives from telecommunications services offered by means of a public telephone network.

The telecommunications development levy and the TSO review detailed above will proceed whether or not the Demerger occurs. Cabinet papers state that, under structural separation, without averaging UCLL, New Telecom would be left with an obligation to sell a retail residential telephone service at an averaged price across New Zealand, but purchase its main input cost from New Chorus at a de-averaged price. That would risk making the TSO unsustainable.

Ownership restrictions

The Kiwi Share will be converted to an ordinary share in Telecom prior to the Demerger occurring. The ownership restrictions currently embodied in the Kiwi Share will not apply to New Telecom.

Transparency of asset split and oversight of transitional and long term sharing arrangements

The Telecommunications Amendment Act requires Telecom to prepare an Asset Allocation Plan, which must specify how the assets and liabilities of Telecom will be allocated between New Telecom and New Chorus and must also specify the key terms of all intended material sharing arrangements between New Telecom and New Chorus. The Telecommunications Amendment Act also provides for Commerce Commission oversight of certain ongoing sharing arrangements between New Telecom and New Chorus. Further detail regarding the Asset Allocation Plan and the Commerce Commission oversight of certain sharing arrangements is set out in the Scheme Booklet.

Specific New Telecom regulation

Post Demerger, the Operational Separation Undertakings will no longer be applicable to New Telecom and, with a limited number of exceptions, New Telecom will be unregulated in fixed services under the Telecommunications Amendment Act. The exceptions include the following items:

• Retail price capped obligations under the TSO which will be reviewed in 2013.

• New Telecom could become subject to new regulation under the Telecommunications Act (e.g., in relation to the resale regulation of PSTN services and PSTN interconnection, which has been previously regulated but is not currently regulated) or future regulatory issues that could arise.

• A three year restriction on the purchase of UCLL.

The mobile and number portability regulation that currently applies to Telecom will continue to apply following the Demerger, including the regulation of mobile termination rates.

Other changes under the Telecommunications Amendment Act Review of existing standard terms determinations

The Telecommunications Amendment Act contains provisions for the Commerce Commission to review the existing standard terms determinations for the UCLL group of services, SLU group of services and UBA group of services to implement amendments contained within the Telecommunications Amendment Act related to pricing and other changes required as a result of the Demerger.

Mobile and other regulation

There will be no significant changes to other existing regulated services in the Telecommunications Act and any relevant determinations as a result of the Demerger (ie, mobile co-location, mobile termination rates, mobile roaming and number portability).

There will be minor changes to the PSTN interconnection, which will be amended to cover all fixed PSTNs and not just Telecom’s.

Telecommunications regulatory framework review

The Telecommunications Amendment Act provides for a review of the telecommunications regulatory framework commencing before 30 September 2016 and, with best endeavours to complete the review by no later than 31 March 2019. The review must take into account the market structure and technology developments and competitive conditions in the industry at the time of the review, including the impact of fibre, copper, wireless and other telecommunications network investment. The review must consider whether the existing regulatory framework is most effective to promote competition and the legitimate commercial interests of access providers and seekers, to support innovation, and to encourage efficient investment.

60 Telecom 2011

Other regulatory and legislative requirements

Both New Telecom and New Chorus will also continue to be subject to other legislative requirements such as the requirements of the Commerce Act, Fair Trading Act 1986, Copyright Act 1994 and Telecommunications Carrier Forum codes of conduct. Both New Telecom and New Chorus will also be subject to the Telecommunications (Interception Capability) Act 2004 which requires network operators to ensure that every public telecommunications network that they own, control, or operate, and every telecommunications service that they provide in New Zealand, has interception capability meeting the specifications set out in that Act. The Minister of Justice has the power to grant exemptions under the Telecommunications (Interception Capability) Act. The requirements under the Telecommunications (Interception Capability) Act have the potential to drive compliance costs into both entities.

The New Products Commitment Agreement (NPCA)

The NPCA imposes certain commitments on Telecom’s Gen-i and Telecom Retail businesses to develop and offer certain retail fibre products. The parties to the NPCA are CFH and Telecom. The NPCA was signed by the parties on 24 May 2011 and will expire on 31 December 2015.

Telecom Retail commitments

Under the NPCA, and subject to the availability of appropriate network access services, Telecom Retail commits to (at minimum):

• develop and launch a retail broadband over fibre product by 31 December 2012 (provided New Chorus releases specifications for access by 30 April 2012 and launches by 30 June 2012); and

• deliver a fibre variant of its current PSTN service for residential and single line small business customers who have broadband over fibre (and this will perform similarly to the current PSTN service), by 15 December 2013.

Telecom will, at the request of CFH, provide confidential briefings to CFH on fibre-readiness and “in train” product and technology plans that support services over fibre.

Gen-i commitments

Under the NPCA, and subject to the availability of appropriate network access services, New Telecom’s Gen-i business unit commits to:

• continue to make available certain existing fibre based products and services (or alternative fibre services performing substantially similar functions) at least for 12 months from 24 May 2011 and thereafter as long as they are commercially viable; and

• develop its business strategy for the 2011/2012 financial year onwards to reflect UFB, the emerging multi-network environment and the increasing competitiveness of the telecommunications industry.

Gen-i will, at the request of CFH, provide confidential briefings to CFH on fibre-readiness and “in train” plans.

Transitional and long term commercial arrangements between New Telecom and New Chorus

Following the Demerger, the assets of Telecom will be divided between New Telecom and New Chorus. As a result of this split of assets, and in order to ensure efficient use of resources and investment, New Telecom and New Chorus shall enter various sharing arrangements.

These arrangements are described in the Scheme Booklet.

Liquidity and capital resources

Overview

New Telecom’s principal sources of liquidity are operating cash flows and external borrowings. Following Demerger, New Telecom will retain several of Telecom’s existing debt facilities and programs, including the Standby Facility, the Commercial Paper Programme and the Euro Commercial Paper Programme. New Telecom’s primary uses of cash will be to fund working capital requirements, fund capital expenditure and pay dividends.

Capital expenditure

Following Demerger, New Telecom will be required to maintain high levels of annual capital investment to operate and grow its businesses in areas such as:

• Maintenance of its existing mobile networks and PSTN network and information systems and operations;

• Investment in operational improvement initiatives such as operational support systems to complement new business models;

• Investment to continue to support and grow broadband and mobile market share; and

• Investment in assets required to meet its residual regulatory operations.

New Telecom FY11 capital investment totalled NZ$504 million and was split into NZ$137 million (27%) associated with maintenance of existing assets, into NZ$50 million (10%) associated with investment in regulatory requirements, into NZ$115 million (23%) associated with investment in operational improvement and NZ$202 million (40%) associated with growth initiatives. Of the operational improvements, NZ$53 million was associated with mass market service system improvements, NZ$35 million was associated with the new office accommodation in Auckland and Wellington, and NZ$16 million was associated with managed market system improvements.

Dividend policy

The dividend policy of New Telecom will be determined by the New Telecom Board at its discretion and may change over time. For FY12, Telecom will move to paying dividends on a semi-annual basis. Telecom will not declare another dividend prior to Demerger.

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12. INFORMATION ON NEW TELECOM

It is anticipated that for FY12, New Telecom will continue with Telecom's existing dividend policy, to target a payout ratio of approximately 90% of adjusted net earnings, subject to there being no material adverse changes in circumstances or operating outlook. It is envisaged that an interim dividend will be paid based on a combination of Telecom's pre Demerger adjusted net earnings and New Telecom's post Demerger adjusted net earnings.

Dividends paid are expected to be imputed to the extent possible and the dividend reinvestment plan will remain in place.

Funding

Upon Demerger certain debt and derivative instruments will be exchanged, novated, repurchased, or closed out as part of the debt reorganisation. This will result in cash flows and accounting gains and losses due to the difference between the fair value of the debt and its amortised cost. In addition, the mark-to-market gains and losses will be reclassified from the cash flow hedge reserve to the New Telecom income statement. These one-off gains and losses will reflect the realisation of economic positions held by Telecom. These gains and losses are not included in the New Telecom pro forma income statement or the New Telecom pro forma statement of cash flows.

Debt facilities

Following the Demerger, funding for New Telecom is expected to be sourced from a combination of its cash balances, operating cash flows, domestic Telebonds and commercial paper. Upon Demerger, New Telecom is expected to have approximately NZ$750 million to NZ$950 million of net interest bearing debt (inclusive of associated derivatives). This figure will vary depending on the amount of Telecom's operating, investing and financing cash flows during the period prior to the Demerger and market rates at that time.

Telecom considers that this level of funding together with the cash flow expected to be generated by New Telecom, will be sufficient to allow New Telecom to carry out its business and stated objectives following the Demerger, and is appropriate having regard to the financial and investment profile of New Telecom following the Demerger.

Standby Facility

Telecom believes the Standby Facility will continue to be available to it (and New Telecom) throughout and following the Demerger process.

Telebonds

Telecom has NZ$541 million of New Zealand denominated bonds outstanding. All Telebonds are expected to remain outstanding obligations of New Telecom following Demerger.

Bonds issued under Telecom's EMTN Programme

It is currently intended that all of Telecom's EMTN bonds will be redeemed around the Demerger Date, with the exception of the GBP 275 million EMTN bonds that may be exchanged for New Chorus EMTN bonds around the Demerger Date.

The following EMTN have been issued under the Telecom EMTN Programme:

Bond	Coupon	Maturity
USD250 million	6.75%	14 December 2011
CHF200 million	4.375%	6 August 2012
CAD275 million	4.75%	11 October 2013
GBP125 million	5.625%	14 May 2018
GBP150 million	5.75%	6 April 2020

On 31 August 2011, Telecom and New Chorus launched an exchange offer to holders of GBP 275 million of EMTN bonds issued by Telecom. These holders were offered New Chorus GBP EMTN bonds maturing in 2020 in exchange for their existing Telecom 2018 and 2020 GBP EMTN bonds. The mechanism for the proposed transaction may also allow a portion of these Telecom GBP EMTN bonds to remain behind in Telecom.

To the extent Telecom GBP EMTN bonds are exchanged for New Chorus EMTN bonds, the cash payment from New Chorus to Telecom for the New Chorus assets may be correspondingly reduced. The adjustment of the cash payment would be on the basis of the estimated market value of the Telecom EMTN bonds exchanged for New Chorus EMTN bonds and the associated cross currency and interest rate swaps at the time of such transfer.

On 31 August 2011, holders of the CHF 200 million EMTN bonds due for repayment in 2012 were requested to allow an early redemption of their bonds around the Demerger Date.

With respect to the 2013 CAD 275 million EMTN bonds, it is intended that Telecom will invoke its redemption rights so as to repay these bonds before the Demerger Date.

Around the Demerger Date, Telecom intends to repay the USD 250 million EMTN bonds due in December 2011.

The bond liability management transactions (with the exception of the CAD and USD EMTN bonds) require the approval of each series of EMTN bonds and the Stockholders subject to achieving sufficient quorums and voting requirements at the relevant meetings. The timeline and cost of obtaining all bond holder consents ahead of the Demerger (including waivers of any potential events of default which will be caused by the Demerger) remains subject to these processes. The cost of managing the bonds may change for a number of factors including a change in foreign exchange rates, market interest rates, and the payments to holders in association with these transactions. It is unlikely that the Demerger will proceed in the event that the approvals from each of the relevant series of Telecom EMTN bonds and the Stockholders are not obtained.

Commercial Paper

It is intended that New Telecom will continue to utilise commercial paper facilities throughout and following the Demerger.

62 Telecom 2011

Expected Credit Rating

New Telecom’s credit rating is expected to remain within the ‘A band’ following the Demerger.

Standard & Poor’s expects to assign a rating for New Telecom of A- / Stable post Demerger. Moody’s have advised that should the Demerger proceed as planned, New Telecom would likely be assigned a preliminary credit rating of A3 / stable.

No other ratings agencies have consented to the disclosure of indicative ratings in this Booklet. These ratings reflect only the views of Standard & Poor’s and Moody’s and are not recommendations to buy or hold or sell securities.

New Telecom intends to adopt a capital structure consistent with maintaining an ‘A band’ credit rating. To that end, New Telecom intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed 1.1 times on a long run basis which for credit rating agency purposes equates approximately to net debt to EBITDA of 1.5 times. The difference between these two ratios is primarily due to the capitalisation of operating leases.

Treasury and interest rate management

New Telecom is expected to maintain treasury policies which are broadly consistent with Telecom’s existing policies which are described follows. Telecom currently manages its treasury activities through a Board-approved Treasury Policy consisting of treasury governance and policy frameworks. Telecom is exposed to foreign currency fluctuations through borrowing in foreign currencies, making capital and operating expenditure purchases in foreign currencies, operating in the wholesale international telecommunications market and via the impact of foreign currency fluctuations on reported results of foreign operations.

Telecom generally funds all or a portion of its significant offshore investments in the currency of the investment, eg, AAPT is funded in Australian dollars. Other than these borrowings that remain in foreign currencies and would be approximately matched against foreign denominated assets, foreign currency borrowings are hedged at inception into NZ dollars using cross currency interest rate swaps. Telecom also aims to hedge a portion of it its foreign currency purchases forecast for the next 12 months via both options and forward contracts and hedge a portion of the net balance sheet position of its international operations.

The objectives of interest rate risk management are to minimise the cost of net borrowings, to manage the impact of interest rate volatility on earnings and to minimise the divergence between Telecom’s effective interest rate and prevailing market interest rates. Telecom’s Treasury Policy contains a benchmark of 70% of debt being subject to fixed interest rates.

New Telecom’s foreign exchange risk management and interest rate risk management policies will ultimately be a matter for the New Telecom Board and senior management to develop over time and are subject to change or alteration as circumstances require.

Taxation

Effecting the Demerger will require the transfer of certain assets and liabilities from Telecom to New Chorus. In the case of assets and any liabilities (excluding EMTN liabilities and related derivatives) transferred to New Chorus, provisions set out in the Telecommunications Act 2001 will apply where necessary to ensure a tax neutral outcome (that is, that the transfer to New Chorus should not result in any New Zealand tax cost or New Zealand tax advantage to the parties that would not have arisen if Telecom and New Chorus were the same person). A binding ruling has been provided by the New Zealand Inland Revenue confirming this interpretation. The most significant tax issue to Telecom from the transfer of the relevant assets to New Chorus would be that to the extent the value of fixed (ie, depreciable) assets transferred to New Chorus exceeds their tax book value, depreciation expense previously claimed by Telecom would be recaptured, resulting in potentially significant levels of assessable income to Telecom. The Telecommunications Act tax provisions referred to above address this issue by providing rollover relief in respect of those depreciable assets - ie, no depreciation recapture is recognised by Telecom, and New Chorus inherits the tax book value of the assets and can continue to depreciate them as if it were Telecom. This will require New Chorus to recognise a corresponding deferred tax liability in respect of those assets. Separately, certain restructuring of borrowings under Telecom’s EMTN Programme (and associated derivatives) will be undertaken as a consequence of the Demerger as described on page 62.

Such restructuring may include repurchase or early redemption of borrowings, or arrangements facilitating the exchange of borrowings by Telecom for borrowings by New Chorus. The usual tax consequences of those restructuring steps (rather than the tax consequences prescribed by the Telecommunications Act tax provisions) will apply, and a binding ruling has been sought from the New Zealand Inland Revenue confirming those tax consequences.

Information regarding the tax consequences of the Demerger for Telecom Shareholders in certain jurisdictions is set out in the Scheme Booklet.

investor.telecom.co.nz

13. PRO FORMA FINANCIAL INFORMATION

Pro Forma financial information for New Telecom

13.1 Overview

This section contains pro forma financial information that is intended to assist readers to understand the financial position of New Telecom and the historical financial performance of the operations and assets that will comprise New Telecom following the Demerger.

The financial information about New Telecom is prepared on two bases:

• An unaudited condensed pro forma basis, under which certain adjustments have been applied to the New Telecom special purpose financial statements as at and for the financial year ended 30 June 2011 to reflect certain transactions that are expected to take place as part of or in association with the Demerger as if they had occurred on 1 July 2010 in the case of the unaudited condensed pro forma income statement and the unaudited condensed pro forma statement of cash flow information and 30 June 2011 in the case of the unaudited condensed pro forma statement of financial position (the ‘New Telecom pro forma financial statements’). The full set of New Telecom pro forma financial statements is available in the Scheme Booklet.

• An audited historical special purpose basis, which represents the financial records for the business that will be retained by New Telecom at Demerger Date and is reflected in the New Telecom special purpose financial statements contained in the Scheme Booklet (the ‘New Telecom special purpose financial statements’).

New Telecom pro forma financial information

The New Telecom financial information presented in section 13.2 includes:

• the unaudited pro forma condensed income statement (the ‘pro forma income statement’) for the year ended 30 June 2011;

• the unaudited pro forma condensed statement of financial position (the ‘pro forma statement of financial position’) as at 30 June 2011;

• the unaudited pro forma condensed statement of cash flows (the ‘pro forma statement of cash flows’) for the year ended 30 June 2011. The adjustments in the New Telecom pro forma financial statements include additional assumptions and estimates to reflect events and transactions that are expected to occur after the period presented. The purpose of the New Telecom pro forma financial statements is to illustrate the estimated effect on the New Telecom special purpose financial statements as at and for the year ended 30 June 2011 of certain aspects of the Demerger as if it had occurred on 1 July 2010 for the income statement and statement of cash flows, or on 30 June 2011 for the statement of financial position.

The New Telecom pro forma financial statements do not represent what the results of operations, cash flows, or financial position of New Telecom may have been had it operated as a separate legal entity for the periods indicated, and does not project New Telecom’s results of operations, cash flows, or financial position in the future. Refer to section 13.2.3 for more information about the basis of preparation and presentation of the pro forma financial statements.

The New Telecom pro forma financial statements are not intended to and do not comply with Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission in respect of pro forma financial information.

The Independent Accountants, KPMG, have reviewed the New Telecom pro forma financial statements presented in this section as stated in their review report included in section 13.2.1. The New Telecom pro forma financial statements should be read in conjunction with KPMG’s Review Report. KPMG’s work has been carried out in accordance with International Standards on Auditing (New Zealand), which may vary from auditing or other standards and practices generally accepted in the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices of the United States of America. Readers should note and consider the comments in the Review Report regarding the scope and limitations of KPMG’s review.

Non-GAAP financial measures

New Telecom uses Earnings Before Interest, Taxation, Depreciation and Amortisation (‘EBITDA’) and adjusted EBITDA when discussing financial performance. These are non-GAAP financial measures and are not prepared in accordance with International Financial Reporting Standards (‘IFRS’). They are not uniformly defined or utilised by all companies in the telecommunications industry. Accordingly, these measures may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, or considered a substitute for measures reported in accordance with IFRS. Management believes that these measures provide useful information as they are used internally to evaluate performance, analyse trends on cash-based expenses, establish operational goals and allocate resources.

New Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ profits/(losses) and taxation expense to net earnings less finance income. Adjusted EBITDA excludes significant one-off gains, expenses and impairments that are excluded from the result to provide an indication of underlying earnings. Management uses adjusted information to measure underlying trends of the business and monitor performance.

Management believes adjusted financial measures give a helpful view of results and facilitates comparisons from period to period on underlying trends and movements. A description of New Telecom’s pro forma adjusted EBITDA for the year ended 30 June 2011 is included in section 13.2.5.

64 Telecom 2011

13.2 New Telecom pro forma financial statements and commentary

13.2.1 Independent accountant’s review report

KPMG

KPMG Centre Telephone +64 (9) 367 5800

18 Viaduct Harbour Avenue Fax +64 (9) 367 5875

P.O. Box 1584 Internet www.kpmg.com/nz

Auckland

New Zealand

The Directors and Proposed Directors

Telecom Corporation of New Zealand Limited

Private Bag 92028

Auckland, 1142

26 August 2011

Dear Directors

Independent Accountants’ Report on the New Telecom Pro Forma Financial Statements

Scope

KPMG have been requested to prepare a report covering the New Telecom pro forma financial statements described below and disclosed in the Booklet.

Review of New Telecom Pro Forma Financial Statements

We have reviewed the New Telecom pro forma financial statements in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand.

The New Telecom pro forma financial statements, as set out in section 13.2.2, 13.2.3 and 13.2.4 of the Booklet, comprise the unaudited:

• pro forma income statement for the year ended 30 June 2011;

• pro forma statement of financial position as at 30 June 2011;

• pro forma statement of cash flows for the year ended 30 June 2011; and

• other explanatory information.

The New Telecom pro forma financial statements have been prepared in accordance with the basis of preparation set out in section 13.2.3 of the Booklet.

The New Telecom pro forma financial statements provide information about the past financial performance of New Telecom and its financial position for the year ended and as at 30 June 2011 respectively, adjusted to reflect the impact of the pro forma adjustments described in section 13.2.4 of the Booklet.

Directors’ responsibilities

The Directors of Telecom Corporation of New Zealand Limited are responsible for the preparation of the New Telecom pro forma financial statements in accordance with the basis of preparation set out in section 13.2.3 of the Booklet and for such internal control as the Directors determine is necessary to enable the preparation of New Telecom Pro forma financial statements that are free from material misstatement whether due to fraud or error.

© 2011 KPMG, a New Zealand partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

investor.telecom.co.nz

13. PRO FORMA FINANCIAL INFORMATION

KPMG

Telecom Corporation of New Zealand Limited

Independent Accountants’ Report on the New Telecom Pro Forma Financial Statements

Reviewers’ responsibilities

It is our responsibility to express an independent opinion on the New Telecom pro forma financial statements presented by the Directors and report our opinion to you.

Basis of opinion

A review is limited primarily to enquiries of company personnel and analytical review procedures applied to the financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the New Telecom pro forma financial statements as set out in section 13.2.2, 13.2.3 and 13.2.4 of the Booklet which comprise the unaudited:

• pro forma income statement for the year ended 30 June 2011;

• pro forma statement of financial position as at 30 June 2011;

• pro forma statement of cash flows for the year ended 30 June 2011; and

• other explanatory information

are not prepared, in all material respects, in accordance with the basis of preparation set out in section 13.2.3 of the Booklet. Our review was completed on 26 August 2011 and our opinion is expressed as at that date.

For the avoidance of doubt, the financial data and commentary included in section 13.2.5 of the Booklet does not form part of the New Telecom pro forma financial statements, and our review opinion does not extend to this section, nor to any other section of the Booklet.

Emphasis of Matter

We draw attention to section 13.2.3 of the Booklet, which describes the basis of preparation. The New Telecom pro forma financial statements have been prepared to reflect the impact of the pro forma adjustments described in section 13.2.4 of the Booklet on the New Telecom special purpose financial statements included in the Scheme Booklet. As a result, the New Telecom pro forma financial statements may not be suitable for another purpose. The New Telecom pro forma financial statements do not purport to represent what the results of operations would actually have been had Telecom never owned New Chorus during the period indicated, or to project the results of operations for any future period.

Independence

KPMG are the auditors of the Telecom Group, and have also provided assurance services to the Telecom Group in relation to regulatory and other legislative requirements, including the structural separation of Telecom, and certain other assurance services. The firm, partners and employees of the firm also deal with Telecom on normal terms within the ordinary course of trading activities of the business of the Telecom Group. The firm has no interest in the outcome of the proposed scheme of arrangement, or any other relationship with, or interest in, the Telecom Group.

Yours faithfully

KPMG

KPMG

66 Telecom 2011

13.2.2 Pro forma financial statements

New Telecom unaudited condensed pro forma income statement

For the year ended 30 June 2011

PRO FORMA ADJUSTMENTS (UNAUDITED)

ASSUMES DEMERGER OCCURRED ON 1 JULY 2010

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

SPECIAL PURPOSE FINANCIAL STATEMENTS (AUDITED) NZ$M

CAPITAL STRUCTURE NZ$M

ASSET AND LIABILITY SEPARATION ARRANGEMENTS NZ$M

NEW PRODUCTS AND SERVICES NZ$M

PRO FORMA FINANCIAL STATEMENTS (UNAUDITED) NZ$M

Operating revenues and other gains 4,974 – – 97 5,071

Operating expenses (4,122) – (70) 6 (4,186)

Earnings before interest, taxation,

depreciation and amortisation 852 – (70) 103 885

Depreciation and amortisation (784) – 70 7 (707)

Earnings before interest and taxation 68 – – 110 178

Finance income 15 – – 16 31

Finance expense (203) 140 – (6) (69)

Share of associates’ net profits 1 – – – 1

Net earnings before income tax (119) 140 – 120 141

Income tax expense 9 (42) – (36) (69)

Net earnings for the year (110) 98 – 84 72

Net earnings for the year is attributable to:

Equity holders of the company (112) 98 – 84 70

Non-controlling interests 2 – – – 2

Earnings/(loss) per share (in New Zealand dollars) (0.06) 0.04

Weighted average number of ordinary shares outstanding (in millions) 1,924

Section 13.2.3 ‘Basis of preparation and presentation of pro-forma financial statements’ and Section 13.2.4 ‘Explanation of the unaudited pro forma adjustments’ are an integral part of these unaudited pro-forma financial statements

investor.telecom.co.nz

13. PRO FORMA FINANCIAL INFORMATION

New Telecom unaudited condensed pro forma statement of financial position

As at 30 June 2011

ASSUMES DEMERGER OCCURRED ON 30 JUNE 2011 (DOLLARS IN MILLIONS)	SPECIAL PURPOSE FINANCIAL STATEMENTS (AUDITED) NZ$M	PRO FORMA ADJUSTMENTS (UNAUDITED) CAPITAL STRUCTURE NZ$M	ASSET AND LIABILITY SEPARATION ARRANGEMENTS NZ$M	NEW PRODUCTS AND SERVICES NZ$M	PRO FORMA FINANCIAL STATEMENTS (UNAUDITED) NZ$M
Current assets:					
Cash	324	–	–	–	324
Collateral funds	110	(110)	–	–	–
Receivables, prepayments, inventories and short-term derivative assets	744	–	14	9	767
Total current assets	1,178	(110)	14	9	1,091
Non-current assets:					
Long-term investments	125	–	–	–	125
Long-term receivables and derivative assets	84	(40)	–	97	141
Property, plant and equipment and intangibles	2,905	–	(197)	(32)	2,676
Total non-current assets	3,114	(40)	(197)	65	2,942
Total assets	**4,292**	**(150)**	**(183)**	**74**	**4,033**
Current liabilities:					
Accounts payable, accruals, provisions, short-term derivative liabilities and taxation payable	1,340	(348)	14	–	1,006
Debt due within one year	397	143	–	–	540
Total current liabilities	1,737	(205)	14	–	1,546
Non-current liabilities:					
Deferred tax liability	100	–	(25)	21	96
Long-term derivative liabilities	330	(325)	–	–	5
Long-term payables and provisions	35	–	–	–	35
Long-term debt	1,700	(1,162)	–	–	538
Total non-current liabilities	2,165	(1,487)	(25)	21	674
Total liabilities	**3,902**	**(1,692)**	**(11)**	**21**	**2,220**
Total invested capital	**390**	**1,542**	**(172)**	**53**	**1,813**
Total liabilities and invested capital	**4,292**	**(150)**	**(183)**	**74**	**4,033**

Section 13.23 'Basis of preparation and presentation of pro-forma financial statements' and Section 13.24 'Explanation of the unaudited pro forma adjustments' are an integral part of these unaudited pro-forma financial statements

68 Telecom 2011

New Telecom unaudited condensed pro forma statement of cash flows

For the year ended 30 June 2011

PRO FORMA ADJUSTMENTS (UNAUDITED)

ASSUMES DEMERGER OCCURRED ON 1 JULY 2010

(DOLLARS IN MILLIONS)

SPECIAL PURPOSE FINANCIAL STATEMENTS (AUDITED) NZ$M

CAPITAL STRUCTURE NZ$M

ASSET AND LIABILITY SEPARATION ARRANGEMENTS NZ$M

NEW PRODUCTS AND SERVICES NZ$M

PRO FORMA FINANCIAL STATEMENTS (UNAUDITED) NZ$M

Cash flows from operating activities:

Cash was provided from/(applied to):

Cash received from customers 4,841 – – 95 4,936

Interest income 15 – – 9 24

Dividend income 71 – – – 71

Payments to suppliers and employees (3,136) – – (809) (3,945)

Income tax paid (19) (28) – (24) (71)

Interest paid (197) 140 – – (57)

Cash flows from operating activities 1,575 112 – (729) 958

Cash flows from investing activities:

Sale of property and plant and equipment 3 – – – 3

Sale of business 76 – – – 76

Sales of and proceeds from long-term investments 107 – – – 107

Purchases of property, plant and equipment and intangibles (632) – 55 – (577)

Capitalised interest paid (16) – – – (16)

Cash flows from investing activities (462) – 55 – (407)

Cash flows from financing activities:

Proceeds from/repayment of short-term debt (86) – – – (86)

Settlement of derivatives (11) – – – (11)

Increase in collateral funds (89) – – – (89)

Net payments on finance leases – – – (1) (1)

Repayment of long-term debt (21) – – – (21)

Movement in invested capital (599) – – 599 –

Dividends paid (313) – – – (313)

Cash flows from financing activities (1,119) – – 598 (521)

Net cash flow (6) 112 55 (131) 30

Section 13.2.3 ‘Basis of preparation and presentation of pro-forma financial statements’ and Section 13.2.4 ‘Explanation of the unaudited pro forma adjustments’ are an integral part of these unaudited pro-forma financial statements

investor.telecom.co.nz

13. PRO FORMA FINANCIAL INFORMATION

13.2.3 Basis of preparation and presentation of pro forma financial statements

The New Telecom pro forma financial statements have been derived from the New Telecom special purpose financial statements included in the Scheme Booklet. In order to understand the information contained in the New Telecom pro forma financial statements, it is important to understand the basis of preparation of the New Telecom special purpose financial statements, including the estimates and assumptions and limitations described in note 1 of the New Telecom special purpose financial statements.

The New Telecom pro forma financial statements have been prepared consistently with the accounting policies used in the preparation of the New Telecom special purpose financial statements as described in note 1 to the special purpose financial statements. The New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’) and International Financial Reporting Standards (‘IFRS’) do not currently include standards for the preparation and reporting of pro forma financial information. The New Telecom pro forma financial statements are not intended to and do not comply with NZ IFRS, IFRS, or Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission in respect of pro forma financial information.

The New Telecom pro forma financial statements include the impact of certain adjustments to the New Telecom special purpose financial statements. These adjustments reflect the following steps, which represent assumptions regarding certain transactions that will be directly attributable to the Demerger (‘the Demerger steps’):

(1) Telecom will subscribe for New Chorus shares;

(2) Certain assets and liabilities will be transferred from Telecom to New Chorus;

(3) Telecom is expected to make a pro rata distribution to Eligible Shareholders, entitling Eligible Shareholders to one ordinary Chorus Share for every five ordinary shares in Telecom;

(4) New Telecom is expected to issue additional commercial paper;

(5) All tranches of Telecom’s Euro Medium Term Notes (‘EMTN’) are assumed to be redeemed early on Demerger; and

(6) Changes to existing terms of trade and settlement arrangements as agreed between New Chorus and New Telecom which will come into effect following the Demerger.

The New Telecom pro forma income statement and New Telecom pro forma statement of cash flows for the year ended 30 June 2011 have been prepared as if the Demerger occurred on 1 July 2010. They present the financial performance and cash flows of New Telecom as it operated as part of Telecom, and they do not represent the financial performance and cash flows that may have occurred had Telecom not owned New Chorus during the period presented, for reasons including:

• New Telecom pro forma financial statements include the residual amount of Telecom’s corporate expenses after allocations to New Chorus of certain corporate expenses incurred by Telecom which are attributable to New Chorus, the amounts of which are likely to have been different had Telecom not owned New Chorus;

• The New Telecom pro forma income statement and pro forma statement of cash flows only include transactions that have a continuing impact;

• The New Telecom pro forma financial statements may not reflect the strategies or operations Telecom may have followed or undertaken had Telecom not owned New Chorus;

• New Telecom may have been exposed to different financial and business risks had Telecom not owned New Chorus; and

• Different commercial arrangements may have been in place with customers, vendors and other counterparties had Telecom not owned New Chorus.

The pro forma statement of financial position as of 30 June 2011 has been prepared as if the Demerger occurred on 30 June 2011. It has been prepared in order to give an indication of New Telecom’s pro forma statement of financial position incorporating the Demerger steps noted above and does not attempt to represent the actual financial position of New Telecom on Demerger, for reasons including:

• New Telecom may have had a different capital structure had Telecom not owned New Chorus;

• Market conditions at the time of Demerger may impact drawings under the Commercial Paper Programme, or Standby Facility and therefore the components of New Telecom net debt may differ; and

• The New Telecom pro forma statement of financial position has been created using balances as at 30 June 2011, however the actual New Telecom statement of financial position on Demerger will reflect balances at the date of Demerger.

The adjustments have been made to show the effect of the Demerger by reflecting the Demerger steps in the pro forma income statement, pro forma statement of cash flows and pro forma statement of financial position. No pro forma statement of comprehensive income or pro forma statement of changes in equity have been presented as there are no adjustments to these statements that have a continuing impact other than those reflected in the pro forma income statement.

70 Telecom 2011

13.2.4 Explanation of unaudited pro forma adjustments

The principal unaudited pro forma adjustments that have been reflected in the New Telecom pro forma financial statements are as follows:

1. Capital structure

These adjustments reflect the changes to New Telecom's debt facilities regarding certain transactions that are assumed to occur as a result of the Demerger, as follows:

- The redemption of EMTN debt and the close out of associated derivatives;
- The reduction in cash posted as collateral funds as a result of closing out derivatives relating to debt;
- The issue of commercial paper by New Telecom; and
- The receipt of net proceeds as a result of the transfer of assets to New Chorus.

These adjustments reflect one scenario that may arise as a result of the Demerger. The composition of New Telecom's debt facilities on Demerger depend on the outcome of a series of transactions with multiple groups of bondholders, the outcome of which is not known as of the date of this Booklet.

These assumptions result in the following changes to finance expense and interest paid for FY11:

(DOLLARS IN MILLIONS)	STATEMENT OF FINANCIAL POSITION ADJUSTMENT NZ$M	ASSUMED EFFECTIVE INTEREST RATE %	CHANGE IN FY11 FINANCE EXPENSE NZ$M	SENSITIVITY TO A 75BP MOVEMENT IN INTEREST RATES NZ$M
EMTN redeemed at hedged rates	(1,996)	7.74%	(155)	NA
Derivatives MTM and accrued interest	(100)	NA	NA	NA
Commercial paper issued	444	3.49%	15	3
Collateral funds returned	110	0.20%	–	NA
	(1,542)		**(140)**	**3**

The interest rate on the commercial paper is the 3 month NZ Bank Bill Reference Rate ('BKBM') over the year ended 30 June 2011 plus a margin. The actual interest expense will be dependent on market conditions at the time of issue. The interest rate on the EMTN repurchased is the effective interest rate on the EMTN after incorporating the effect of derivative financial instruments hedging both interest rates and foreign exchange for the year ended 30 June 2011.

New Telecom's special purpose financial statements include Telebonds and commercial paper issued by Telecom as a liability of New Telecom. The Commercial Paper Programme and Telebonds are established under the same trust deed. The Telebond holders and Commercial Paper Programme holders will be requested to approve a resolution directing the trustee of the Telebonds and Commercial Paper Programme to approve the terms of the Demerger. The pro forma financial statements are prepared on the basis that the Telebond and Commercial Paper Programme holders approve the resolution.

Depending on conditions existing at the time of Demerger, New Telecom may draw under its existing Standby Facility instead of the Commercial Paper Programme. Any interest rate payable under the Standby Facility is not likely to be materially different from the interest rate payable on commercial paper.

New Telecom's pro forma statement of financial position is prepared on the basis that all tranches of EMTN are redeemed at market rates as at 30 June 2011. Funds to enable the redemption are predominantly received from New Chorus in consideration for the assets and liabilities transferred.

Telecom and New Chorus have made an exchange offer offering New Chorus GBP EMTN in exchange for the existing series of Telecom GBP EMTN. The actual amount of any EMTN redeemed (and the associated costs payable) is dependent on the preferences of individual bondholders.

2. Asset and liability separation arrangements

These adjustments reflect aspects of the separation arrangements in the draft overview of the Asset Allocation Plan published under Section 37 of the Telecommunications Amendment Act ('Asset Allocation Plan') that have not already been reflected in the New Telecom and New Chorus special purpose financial statements. Under the Asset Allocation Plan, these arrangements include the net transfer of legal ownership of property, plant and equipment and intangible assets from New Telecom to New Chorus, the reduction of deferred tax liabilities associated with these assets and the retention by New Telecom of net working capital. The pro forma income statement has been adjusted to reflect the reclassification of depreciation and amortisation on the property, plant and equipment and intangible assets that New Chorus is expected to own on Demerger as if legal ownership had transferred on 1 July 2010.

investor.telecom.co.nz 71

13. PRO FORMA FINANCIAL INFORMATION

3. New products and services

These adjustments reflect the impact of implementing new products, services and the associated terms of trade between New Telecom and New Chorus that will be in effect following Demerger had such terms been in place from 1 July 2010. The New Telecom special purpose financial statements were prepared using the products, services and associated terms of trades that were provided historically between New Telecom and New Chorus. These differ from those that are expected to apply between New Telecom and New Chorus after Demerger. Details of the products and services to be provided between New Telecom and New Chorus after Demerger are included in the Scheme Booklet. The key changes are summarised as follows:

• Access and Layer 2 related products and services provided by New Chorus to New Telecom have been redefined and re-priced. These products and services consist of both regulated (price and/or non price terms) and non-regulated products and services. The regulated products and services are expected to be provided in accordance with the relevant telecommunications legislation and Commerce Commission determinations, the non-regulated products and services will be provided in accordance with the new commercial arrangements agreed between New Telecom and New Chorus;

• New lease/licence arrangements in relation to network electronics and exchange buildings owned by both New Telecom and New Chorus (‘Network Asset Arrangements’ see the Scheme Booklet) will take effect. On Demerger New Telecom will own 30 exchanges and New Chorus will own 602 exchanges. New Telecom and New Chorus both require space in the majority of these exchanges and have entered into lease/licence arrangements to secure space necessary to meet their own business requirements. These long-term arrangements are generally accounted for as finance leases which results in the recognition of property, plant and equipment on a different basis to legal title; and

• Services in connection with shared systems owned by both New Telecom and New Chorus have been reconfigured. Following Demerger New Telecom and New Chorus usage of shared systems will be re-charged on a cost recovery basis. The new terms of trade between New Chorus and New Telecom will result in cash payments and receipts between New Chorus and New Telecom the month following the provision of the relevant products and services. The new terms of trade have been applied as if the Demerger occurred on 1 July 2010, and as a result the cash flow presented includes eleven months of payments and receipts between New Chorus and New Telecom.

4. Taxation

This adjustment represents the estimated income tax effects of the pro forma adjustments. The income tax rate applied to the pro forma income statement and pro forma statement of cash flows is the 2011 corporate tax rate of 30%. The calculation of cash tax paid assumes that New Telecom pays provisional tax as it falls due. The deferred tax in the pro forma statement of financial position is calculated at 28% as this will be the tax rate for the periods over which the deferred tax is expected to reverse.

13.2.5 Pro forma EBITDA and adjusted EBITDA

New Telecom’s pro forma EBITDA and pro forma adjusted EBITDA are shown below. Adjustments to remove the impact of the following one-off gains and costs have been applied to determine adjusted EBITDA:

• The consumer division of AAPT’s operations was sold to iiNet for A$60 million. This sale resulted in a one-off gain on sale of NZ$18 million;

• Costs of NZ$23 million were incurred in relation to Telecom’s UFB proposal;

• One costs of NZ$20 million were recognised in relation to the Canterbury earthquakes; and

• Impairment charges of NZ$215 million were recognised on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments.

A reconciliation of the New Telecom pro forma EBITDA and adjusted EBITDA to the New Telecom special purpose income statement for the year ended 30 June 2011 is shown below:

72 Telecom 2011

YEAR ENDED 30 JUNE 2011 (DOLLARS IN MILLIONS) SPECIAL PURPOSE FINANCIAL STATEMENTS (AUDITED) NZ$M PRO FORMA ADJUSTMENTS (UNAUDITED) NZ$M PRO FORMA (UNAUDITED) NZ$M % CHANGE

Net earnings (110) 182 72 165.5

Add: depreciation and amortisation 784 (77) 707 (9.8)

Less: finance income (15) (16) (31) 106.7

Add: finance expense 203 (134) 69 (66.0)

Add: taxation expense (9) 78 69 866.7

Add: share of associate’s net profits/(losses) (1) – (1) –

EBITDA 852 33 885 3.9

Less: gain on sale (18) – (18) –

Add: UFB costs 23 – 23 –

Add: asset impairments 215 – 215 –

Add: natural disaster costs 20 – 20 –

Adjusted EBITDA 1,092 33 1,125 3.0

Adjusted EBITDA by business unit:

Retail 493 (3) 490 (0.6)

Gen-i 237 (8) 229 (3.4)

International and wholesale 149 25 174 16.8

AAPT 90 – 90 –

Corporate and T&SS 123 19 142 15.4

Adjusted EBITDA 1,092 33 1,125 3.0

investor.telecom.co.nz

14. PUT OPTION

Put Option

1. The Trustee has agreed with Telecom to modify the terms and conditions of each Class of Stock outstanding as at the Demerger Date by way of an amendment to the Trust Deed to include the Put Option on the basis that the addition of the Put Option is, in the Trustee’s reasonable opinion, an appropriate and reasonable modification in all the circumstance in so far as they relate to the Trust Deed and the Guaranteeing Group and is not likely to have a materially adverse effect on the ability of the Guaranteeing Group to pay its liabilities due in the reasonably foreseeable future or to be or become materially prejudicial to the general interests of Stockholders.

2. The Put Option is contained in a supplemental trust deed between the Trustee and Telecom. You can obtain a copy of the supplemental trust deed from Telecom by contacting the Group Company Secretary at company.secretary@telecom.co.nz or by fax on +64 9 303 3430.

You may also inspect the supplemental trust deed free of charge at Level 2, Telecom Place, 167 Victoria Street West, Auckland. In each case you will be required to provide your contact name and postal address.

3. An extract of the Put Option clause in the supplemental trust deed is set out below:

“3.2A Redemption at the option of the Holders of Stock (Change of Control)

(A) A “Put Event” will be deemed to occur if:

(i) any person or persons acting in concert (within the meaning of Rule 6(2)(a) of the New Zealand Takeovers Code) (the “Relevant Person”) at any time directly or indirectly acquires: (A) more than 50 per cent of the issued ordinary share capital of Telecom Corporation of New Zealand Limited (“Telecom”) or (B) such number of shares in the capital of Telecom carrying more than 50 per cent of the total voting rights attached to the issued share capital of Telecom that are normally exercisable at a general meeting of Telecom (such event being a “Change of Control”); and

(ii) on the date (the “Relevant Announcement Date”) of the first public announcement of the relevant Change of Control, the Stock carry from either of Moody’s Investors Service Limited (“Moody’s”) or Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“S&P”) or any of their respective successors or any other rating agency (each a “Substitute Rating Agency”) of equivalent international standing from whom a rating is procured by Telecom (each, a “rating agency”):

(1) an investment grade rating (Baa3/BBB-, or equivalent, or better), and such rating from any rating agency is, within the Change of Control Period, either downgraded to a non-investment grade credit rating (Ba1/BB+, or equivalent, or worse) or withdrawn and is not, within the Change of Control Period, subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to an investment grade credit rating by such rating agency; or

(2) a non-investment grade credit rating (Ba1/BB+, or equivalent, or worse) or no credit rating, and no rating agency assigns, within the Change of Control Period, an investment grade credit to the Stock, provided that if on the Relevant Announcement Date the Stock carry a credit rating from more than one rating agency, at least one of which is investment grade, then sub-paragraph (1) will apply.

(B) If a Put Event occurs, the Holder of any Stock will have the option to require the Issuer to purchase (or procure the purchase of) such Stock on the date which is seven days after the expiration of the Put Period (the “Put Date”) at 101% of the scheduled redemption amount of the Stock, together with interest accrued to but excluding the Put Date.

(C) Upon Telecom becoming aware that a Put Event has occurred, Telecom shall immediately notify the Trustee and shall, and at any time upon the Trustee becoming similarly so aware the Trustee shall require Telecom to, give notice (a “Put Event Notice”) to the Holders in accordance with clause 29 of the Trust Deed specifying the nature of the Put Event and the procedure for exercising the option contained in this clause 3.2A.

(D) To exercise the option to require the purchase of Stock under this clause 3.2A, a Holder of Stock must, at the specified office of Telecom, at any time during normal business hours of Telecom falling within the period (the “Put Period”) of 60 days after a Put Event Notice is given, deliver a duly signed and completed notice of exercise in the form (for the time being current) obtainable from the specified office of Telecom (a “Change of Control Put Notice”). A Change of Control Put Notice, once given, shall be irrevocable. The Issuer shall purchase (or procure the purchase of ) the Stock specified in the relevant Change of Control Put Notice on the Put Date unless previously redeemed and cancelled or purchased. Payment in respect of any Stock so purchased will be made on the Put Date by transfer to the bank account of the relevant Holder specified in the relevant Change of Control Put Notice.

(E) If the rating designations employed by either Moody’s or S&P are changed from those which are described in paragraph (ii) of the definition of “Put Event” above, or if a rating is procured from a Substitute Rating Agency, Telecom shall determine, with the agreement of the Trustee (in respect of which the Trustee shall be entitled to obtain and rely upon any expert advice pursuant to clause 20.1), the rating designations of Moody’s or S&P or such Substitute Rating Agency (as appropriate) as are most equivalent to the prior rating designations of Moody’s or S&P and this clause 3.2A shall be read accordingly.

(F) The Trustee is under no obligation to ascertain whether a Put Event or Change of Control or any event which could lead to the occurrence of, or could constitute, a Put Event or Change of Control has occurred and, until it shall have actual knowledge or notice thereof to the contrary, the Trustee may assume that no Put Event or Change of Control or such other event has occurred.

(G) If the Demerger Date does not occur by 30 June 2012, this clause 3.2A shall cease to be of effect.

(H) In this clause 3.2A:

“Change of Control Period” means the period commencing on the Relevant Announcement Date and ending 180 days after the Relevant Announcement Date.

“Demerger Date” means the date, as confirmed in writing by Telecom to the Trustee, that Telecom transfers all of the shares it holds in Chorus Limited to eligible Telecom shareholders following the granting of final orders by the High Court of New Zealand approving the demerger scheme of arrangement under section 236(1) of the Companies Act 1993 in relation to Telecom.”

74 Telecom 2011

15. GLOSSARY AND INTERPRETATION

Glossary and Interpretation

$ or NZ$ or dollars the lawful currency of New Zealand from time to time

3G means third-generation mobile network as defined by the International Telecommunications Union and is classified as a mobile network comprising systems that are considered to be IMT-2000 compliant (ITU-R – Recommendation M1225). The Telecom XT network is classified as a 3G network

AAPT means the business unit of Telecom that is a provider of telecommunications solutions to business and wholesale customers in Australia or AAPT Limited (ACN 052 082 416) (Australia), as the context requires

Approved Issuer Levy means the levy referred to in section 86J of the Stamp and Cheque Duties Act 1971

Asset Allocation Plan means the asset allocation plan required to be prepared by Telecom under section 32 of the Telecommunications Act (as amended by the Telecommunications Amendment Act)

ASX means ASX Limited (ABN 98 008 624 691), or the financial market operated by ASX Limited, as the context requires Bitstream means a stream of data in binary form

Board means, in respect of a company, the board of directors of that company

Booklet means this information booklet and includes the accompanying Proxy Form

Business Day means any day (other than a Saturday or a Sunday) on which registered banks are generally open for business in Auckland or Wellington

CAD means the lawful currency of Canada from time to time

CDMA means code division multiple access, a wireless coding technique used in some digital mobile networks

CFH means Crown Fibre Holdings Limited (New Zealand)

Chairman means the Chairman of the Meeting validly appointed in accordance with the Trust Deed

CHF means the lawful currency of Switzerland from time to time

Chorus means the operationally separate business unit managing Telecom’s local access network in New Zealand

Chorus NZ means Chorus New Zealand Limited (New Zealand)

Chorus Shares the ordinary shares of Chorus Limited to be listed on NZXN

Class means each category of Stock which the Trustee determines on a reasonable basis should be treated as constituting a separate Class of Stock

Commerce Act means the Commerce Act 1986 of New Zealand

Commerce Commission means the Commerce Commission of New Zealand

Commercial Paper Programme means the programme established by Telecom, under which TCNZ Finance Limited may issue notes having a tenor of 364 days or less, pursuant to a trust deed dated 25 October 1988 (as amended from time to time) between Telecom and The New Zealand Guardian Trust Company Limited

Companies Act means the Companies Act 1993 of New Zealand

Computershare means Computershare Investor Services Limited (New Zealand)

Court the District Court, High Court, Court of Appeal or Supreme Court of New Zealand

Crown means Her Majesty the Queen acting in right of New Zealand

Deed of Operational and Governance Undertakings means the deed to be entered into by New Chorus following the issuance of the Final Court Orders and containing certain operational and governance undertakings to be given by New Chorus in favour of the Crown in the form agreed between Telecom and CFH

Demerged Business means the business currently conducted by the Chorus business unit, and certain aspects of the business currently conducted by the Wholesale business unit, including: fixed line telecommunications infrastructure; fixed access and aggregation services in New Zealand; certain aspects of the New Zealand Government’s ultra-fast broadband initiative; and certain aspects of the business currently conducted by the Technology and Shared Services, and Corporate business units

Demerger means the proposed Demerger of New Chorus from Telecom to be implemented through the Scheme on the Demerger Date

Demerger Date means 30 November 2011 or such later date specified in the Final Court Orders

Demerger Distribution means the entitlement of each Telecom Shareholder to the distribution of an amount equal to the volume weighted average price of one Chorus Share as traded on the NZSX over the last five trading days prior to the Demerger Date, for each five Telecom Shares held by that Telecom Shareholder as at the Share Record Date (subject to rounding in accordance with the Separation Arrangement Plan), which Telecom will apply to pay for the Chorus Shares to be transferred pursuant to the Separation Arrangement Plan to Eligible Shareholders and the Sale Agent

Demerger Resolution means the resolution to approve the Scheme to be considered by Telecom Shareholders at the Shareholder Meeting

Directors means, in relation to a company, the directors of that company as recorded at the New Zealand Companies Office

DSL means Digital Subscriber Line and is a family of communications technologies allowing high-speed data over existing copper-based access networks in the local loop. Globally, DSL copper based access networks are being replaced by ultra-fast fibre based access networks in the form of FTTN and FTTP

EBIT means earnings before interest and tax expense

EBITDA means earnings before interest, tax expense, depreciation and amortisation

investor.telecom.co.nz 75

15. GLOSSARY AND INTERPRETATION

Eligible Shareholder means a Telecom Shareholder whose registered address at the Share Record Date is in:

(i) New Zealand, Australia, the United States, the United Kingdom, Canada, Germany, Hong Kong, Japan, Luxembourg, Norway, the Netherlands, Singapore or Switzerland; or

(ii) a jurisdiction in which Telecom reasonably believes that it is not prohibited and not unduly onerous or impracticable to distribute Chorus Shares to a Telecom Shareholder pursuant to the Demerger

EMTN means Euro medium term notes issued by TCNZ Finance Limited pursuant to the Telecom EMTN Programme

Euro Commercial Paper Programme means the US$ Commercial paper programme established by Telecom Event of Default has the meaning given to it in the Trust Deed Extraordinary Resolution means the Extraordinary Resolution contained in section 4 of this Booklet Final Court Orders means the final orders of the Court in respect of the Demerger made under Part XV of the Companies Act FTTN means fibre-to-the-node and is a local access network architecture with fibre from the local exchange to the roadside cabinet and a copper connection from the roadside cabinet to the end-user Premise. Typically the FTTN local access network architecture allows for higher data speeds and capacity than if the end-user Premise is served with copper from the local exchange, but lower speeds and capacity than a FTTP local access network FTTP means fibre-to-the-premise and is an all-fibre local access network architecture with fibre from the local exchange to the end-user Premise. Typically the FTTP local access network architecture allows for the highest data speeds and capacity which enables high bandwidth end-user services such as IPTV. The objective of the New Zealand Government led UFB Initiative is to deploy ultra-fast broadband via a FTTP network to 75% of New Zealanders by 2019 FY means financial year ending 30 June GBP means the lawful currency of the United Kingdom from time to time Gen-i means the business unit of Telecom that provides ICT solutions for clients across New Zealand and Australia Government means the Government of New Zealand Grant Samuel means Grant Samuel & Associates Limited Guaranteeing Group means Telecom and each of its subsidiaries which has become a “Guaranteeing Subsidiary” in accordance with the Trust Deed (but does not include any subsidiary which has been released from its obligations as a “Guaranteeing Subsidiary” in accordance with the Trust Deed), and Guaranteeing Group Member means any of them Holder means a person for the time being entered in the relevant Register as the holder of Stock ICT means information and communication technologies

Independent Expert means Grant Samuel

Independent Oversight Group means the Independent Oversight Group referred to in the Operational Separation Undertakings Ineligible Shareholder has the meaning given to it in the Scheme Booklet Initial Court Orders means the initial orders of the Court relating to the Demerger International means the business unit of Telecom that provides integrated telecommunications services between New Zealand, Australia and the rest of the world IP means internet protocol, a communications protocol suite used for carrying date on the internet. Within telecommunications networks globally traditional analogue networks based on copper cables are being replaced with IP based networks based on fibre IPA means the interim period agreement dated 24 May 2011 between CFH and Telecom IRD means the New Zealand Inland Revenue Department Issuer means TCNZ Finance Limited (New Zealand) IT means information technology, a generic term for any technology relating to information processing or transport Kiwi Share means the fully paid special rights convertible preference share held by Minister of Finance on behalf of the Crown and having the rights and limitations specified in clause 3 of the first schedule of Telecom’s constitution LTE means long term evolution, a fourth-generation fully packet based mobile network technology that is capable of providing more efficient and faster data transfer than 3G

Macquarie Telecom means Macquarie Telecom Group Limited Management means the management of Telecom Meeting means the meeting of Stockholders convened by Telecom pursuant to the notice of meeting enclosed with this Booklet Moody’s means Moody’s Investors Service, Inc and it subsidiaries MVNOs means mobile virtual network operators NBN means the FTTP network being constructed in Australia by NBN Co Limited New Chorus means Chorus Limited and, where the context requires, its subsidiaries from time to time New Chorus Bridge Facility means the NZ$2,000,000,000 facility agreement to be entered into between Chorus as borrower and ANZ National Bank Limited, Citibank, N.A., New Zealand branch and Westpac Banking Corporation as lenders, the proceeds of which will be used to fund the acquisition by New Chorus of the assets and liabilities of the Demerged Business and for general corporate purposes New Chorus EMTN Programme means the programme established by Chorus Limited as issuer and Chorus New Zealand Limited as original guarantor, under which Chorus Limited may issue euro medium term notes pursuant to a trust deed dated 30 August 2011 between Chorus Limited, Chorus New Zealand Limited and The Law Debenture Trust Corporation p.l.c.

76 Telecom 2011

New Chorus Share means a fully paid ordinary share in New Chorus

New Products Commitment Agreement means the New Products Commitment Agreement dated 24 May 2011 between Telecom and CFH New Telecom Telecom and its wholly owned subsidiaries after the date of the Demerger New Telecom Share means a fully paid ordinary share in New Telecom NIPA means the network infrastructure project agreement dated 24 May 2011 between Telecom and CFH

NZSX means the main board equity securities market operated by NZX NZX NZX Limited, or the financial market operated by NZX, as the context requires

Operational Separation Undertakings means the Telecom operational separation undertakings in the form provided to the Minister of Communications and Information Technology on 25 March 2008 and approved by the Minister pursuant to Part 2A of the Telecommunications Act, as such undertakings may be amended or replaced from time to time Premises means a single building or structure located on a defined geographical site (such as may be evidenced by a certificate of title), which has a unique physical address recognised by NZ Post, and is occupied by or could readily be occupied by a potential end-user Proxy Closing Time means 10am on 28 September 2011 Proxy Form means the form entitled “Proxy Form” enclosed with this Booklet PSTN the Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunications between telephone devices Register means the register or registers of Stock established and maintained pursuant to the Trust Deed Registrar Computershare Investor Services Limited Retail means Telecom’s retail business unit Sale Agent means Goldman Sachs & Partners New Zealand Limited, the nominee appointed by Telecom to sell or facilitate the transfer of New Chorus Shares on behalf of Ineligible Shareholders Scheme means the Court approved arrangement to effect the Demerger, the key elements of which are described in the Separation Arrangement Plan, subject to any amendments or variations made in accordance with the Initial Court Orders and/or the Final Court Orders, the Separation Deed, and/or required by the Court Scheme Booklet means the scheme booklet containing information prepared for Telecom Shareholders. Information on how to obtain a copy of the Scheme Booklet is set out on the inside front cover of this Booklet Separation Arrangement Plan means the separation arrangement plan contained in the Separation Deed (and set out in the Scheme Booklet), subject to any amendments or variations made in accordance with the Initial Court Orders and/or Final Court Orders, the Separation Deed, and/or otherwise required by the Court

Separation Deed means the separation deed between Telecom, Chorus and Chorus NZ

Shareholder Meeting means the meeting of Telecom Shareholders to vote on the Demerger Resolution Share Record Date means the date upon which the entitlement of Telecom Shareholders to participate in the Demerger is determined SLU this service allows retail service providers to connect a sub loop UCLL line from a cabinet to the telephone exchange to enable them to continue to offer phone and broadband service from the exchange in areas that have been cabinetised SME Small and medium-sized enterprises

Standard & Poor’s means Standard & Poor’s (Australia) Pty Ltd Standby Facility means the NZ$700 million committed revolving standby facility between TCNZ Finance as borrower and a consortium of Australasian and international banks Stock Stock issued under the Trust Deed Subscription Agreement means the subscription agreement between New Chorus and CFH providing for the issue of certain securities by New Chorus and which will be entered into on Demerger T&SS means the technology and shared services unit of Telecom or New Telecom as appropriate Telebond means a NZ$ bond with an original maturity of greater than 365 days issued by TCNZ Finance Limited pursuant to the Telebonds Programme Telebonds Programme means the programme established by Telecom, under which TCNZ Finance Limited may issue Telebonds pursuant to the Trust Deed Teleco means Teleco Insurance Limited Telecom means Telecom Corporation of New Zealand Limited and, where the context requires, its subsidiaries from time to time Telecom EMTN Programme means the programme established by TCNZ Finance Limited as issuer, under which TCNZ Finance Limited may issue EMTNs pursuant to a trust deed dated 17 March 2000 (as supplemented from time to time) between TCNZ Finance Limited, Telecom, certain other Telecom subsidiaries and The Law Debenture Trust Corporation p.l.c.

Telecom Share means a fully paid ordinary share in Telecom Telecom Shareholder means a registered holder of a Telecom Share Telecommunications Act means the Telecommunications Act 2001 of New Zealand

Telecommunications Amendment Act means the

Telecommunications (TSO, Broadband and Other Matters) Amendment Act 2011 of New Zealand Trust Deed means trust deed dated 25 October 1988 between (among others) the Trustee and Telecom Trustee means The New Zealand Guardian Trust Company Limited

investor.telecom.co.nz

15. GLOSSARY AND INTERPRETATION

TSO means the Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001 UBA means unbundled bitstream access and allows retail service providers direct access to the high speed copper Bitstream access links, enabling them to use New Chorus’ equipment in the local access network to deliver high speed broadband services, rather than having to invest in deploying their own equipment. Within New Zealand UBA services are a regulated set of services and products that will be offered by New Chorus UCLL means unbundled copper local loop and is a service that enables retail service providers access to, and interconnection with, the copper local access network, including any relevant end-user line. With the UCLL access service the retail service provider is able to use its own equipment without the need to replicate the copper local loop from the local exchange to the end-users Premise

UFB means ultra-fast broadband

UFB Agreements means the contracts agreed between Telecom and CFH relating to Telecom’s participation in the UFB Initiative and falling under the definition of “Transaction Documents” in the Interim Period Agreement including:

• the IPA;

• the NIPA;

• the Subscription Agreement;

• the Deed of Operational and Governance Undertakings; and

• the New Products Commitment Agreement

UFB Initiative means the Government led initiative to aim to enable 75% of New Zealanders to be able to access ultra-fast broadband by 31 December 2019, and of which New Chorus will become a cornerstone participant if the Demerger proceeds

UFB Network means the FTTP network constructed pursuant to the UFB Initiative United States means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

USD means the lawful currency of the United States from time to time

Wholesale means Telecom’s wholesale business unit

Interpretation

Capitalised terms used in this Booklet have defined meanings, which are included in the Glossary. All references to times and dates are to times and dates in New Zealand, unless otherwise indicated. All references to “$”, “dollar” and “cent” are references to New Zealand currency, unless otherwise stated. Unless the context otherwise requires, singular words include the plural and vice versa.

Certain statements contained in this Booklet constitute “forward-looking statements”. Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “could”, “anticipate”, “estimate”, “expect”, “opportunity”, “plan”, “continue”, “objectives”, “outlook”, “guidance”, “intend”, “aim”, “seek”, “believe”, “should”, “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telecom and New Telecom, which may cause actual results to differ materially from those expressed in or implied by the statements contained in this Booklet. These risks include, but are not limited to:

• changes to general economic conditions;

• risks associated with establishing New Telecom as a separate entity;

• risks associated with the Asset Allocation Plan and transitional and long term commercial and sharing arrangements between New Telecom and New Chorus, including unanticipated operational challenges and that New Telecom and New Chorus may not agree on maintenance, future upgrades and other capital expenditure;

• uncertainties regarding the performance of New Telecom;

• fluctuations in interest rates and currency exchange rates;

• regulatory issues and changes in laws;

• competition in the telecommunications industry;

• Telecom’s properties being uninsured or underinsured against various catastrophic losses; and

• changes in financial reporting and accounting policies or changes in applicable accounting standards.

Additional important factors that could cause actual results to differ materially from such forward-looking statements are set out in section 11 of this Booklet, which describes risks in relation to New Telecom. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither Telecom nor New Telecom give any assurance that actual outcomes will not differ materially from the forward-looking statements contained in this Booklet, and the inclusion of forward-looking statements in this Booklet should not be regarded as a representation by any person that they will be achieved. Neither Telecom nor New Telecom undertake any obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

78 Telecom 2011

Telecom will issue a supplementary document to this Booklet if it wishes •

to make any changes to the proposals contained in this Booklet which are beneficial to Stockholders or if it becomes aware of any of the following between the date of this Booklet and the Meeting:

• a material statement in this Booklet is or becomes false or misleading;

• a material omission from this Booklet; or

• a significant change affecting a matter included in this Booklet.

Depending on the nature and timing of the changed circumstances and subject to obtaining any relevant approvals, Telecom may circulate and publish any supplementary document by:

• placing an advertisement in a prominently published newspaper which is circulated generally throughout New Zealand; or

• posting the supplementary document on the Telecom website, http://investor.telecom.co.nz

investor.telecom.co.nz

16. DIRECTORY

Directory

Telecom

Telecom Corporation of New Zealand Limited

(Companies Office registration number 328287 and ARBN number 050 611 277)

Registered office:

Level 2

Telecom Place

167 Victoria Street West

Auckland 1142

Principal administrative office in Australia: Level 23 680 George Street Sydney NSW 2000 Ph +61 2 9009 9009

TCNZ Finance Limited

(Companies Office registration number 517151) Registered office: Level 2 Telecom Place 167 Victoria Street West Auckland 1142

Trustee

The New Zealand Guardian Trust Company Limited

15 Willeston Street Wellington 6011 Ph +64 4 495 7914 Fax +64 4 499 1454

Registry

Computershare Investor Services Limited

Private Bag 92119 Auckland 1142 Ph +64 9 488 8777 Fax +64 9 488 8787

New Zealand Toll Free 0800 737 100 Email: enquiry@computershare.co.nz Website: www.computershare.co.nz

Auditors of Telecom

KPMG

18 Viaduct Harbour Avenue

Auckland 1140

New Zealand

Independent Expert

Grant Samuel

Level 31

Vero Centre

48 Shortland Street

Auckland 1010

New Zealand

80 Telecom 2011

This document is printed on Media gloss and Sumo Matt papers. Media gloss is an Elemental Chlorine Free (ECF) paper made up of FSC fibre and pulp derived from tree farms. It is manufactured under environmental management system ISO 14001 and the Eco-Management and Audit Scheme (EMAS). Sumo Matt is produced using an ECF, FSC Certified Mixed Source pulp from Well Managed & Legally Harvested Forests. It is manufactured under environmental management system ISO 14001 and carries the environmental korean Eco-Label. Telecom Corporation of New Zealand Limited Private Bag 92028 Auckland New Zealand Telecom Place 167 Victoria Street West Auckland telecom nz telecomnz OVERPRINT DETAILS HERE Lodge your proxy By Mail Computershare Investor Services Limited Private Bag 92119 Auckland 1142 New Zealand By Fax +64 9 488 8787 General enquiries If you have any questions in relation to the Booklet or the Demerger, please call the Telebonds Information Line on 0800 767 556 (within New Zealand) or 1800 134 068 (within Australia) or +61 2 8280 7732 (outside New Zealand and Australia) on Business Days between 9am and 7:30pm (NZ time). For enquiries regarding this proxy form contact: 0800 737 100 (within NZ) +64 9 488 8777 (international) enquiry@computershare.co.nz Proxy Form Instructions After completing this Proxy Form please arrange for it to be deposited at: Computershare Investor Services Limited Private Bag 92119 Auckland 1142 In order to be effective, this Proxy Form must be received by the Registrar, Computershare Investor Services Limited (“Computershare”) no later than 10am on 28 September 2011 (“Proxy Closing Time”). Any Proxy Form received after the Proxy Closing Time may, in the Trustee’s discretion, be accepted and treated as valid. The signature of a Holder who is an individual is not required to be witnessed. If the Holder is a corporation, the Proxy Form should be executed by a duly authorised officer or attorney, and proof of authorisation sent with the Proxy Form. Joint Holders should all sign the Proxy Form. A proxy does not need to be a Holder. Where this Proxy Form has been completed under a power of attorney or other authority, it must be deposited with Computershare no later than the Proxy Closing Time together with (if applicable) either a copy of the signed power of attorney or other authority under which the Proxy Form is signed. No proxy will be effective (otherwise than in the Trustee’s discretion) unless the appropriate Proxy Form is completed and returned in accordance with the instructions above. The Chairman of the Meeting is able to act as your proxy. All proxies in favour of the Chairman of the Meeting will, unless the form directs otherwise, be voted in favour of the resolution. Turn over to complete the form Perforation

Proxy/Corporate Representative Form If you wish to vote but do not wish to attend the Meeting: Step 1: Appoint a proxy to vote on your behalf OVERPRINT DETAILS HERE I/We, being a Holder/s of Stock (“Stock”) issued pursuant to the trust deed dated 25 October 1988 between Telecom Corporation of New Zealand Limited (“Telecom”) and The New Zealand Guardian Trust Company Limited hereby appoint 1 of or failing him / her of as my/our proxy to vote for me/us and on my/our behalf at the Meeting of Holders of Stock to be held on 30 September 2011, and at any adjournment thereof, for the purposes of considering and voting on the Extraordinary Resolution below: Step 2: Items of business – voting instructions/ballot paper (if a poll is called) EXTRAORDINARY RESOLUTION THAT this meeting of holders of all classes of Stock (as defined in the Trust Deed) issued by TCNZ Finance Limited currently outstanding constituted by the trust deed dated 25 October 1988 (as amended from time to time) (“Trust Deed”) originally made between Telecom Corporation of New Zealand Limited and The New Zealand Guardian Trust Company Limited (“Trustee”) for the Holders of Stock, hereby: 1. Authorises and directs the Trustee to approve the terms of the High Court approved scheme of arrangement providing for the demerger of Telecom Corporation of New Zealand Limited in accordance with clause 14.1.2(i) of the Trust Deed. 2. Authorises and directs the Trustee, upon request by Telecom, to take all action necessary, desirable or appropriate to implement, or facilitate the implementation of, the demerger referred to in paragraph 1 above. In connection with the above extraordinary resolution, I/we authorise and direct my/our proxy to vote on the resolution as indicated with a ( ) in the appropriate box 2. 1. You may appoint the Chairman as your proxy by writing “The Chairman” in the space provided for insertion of the proxy’s name. 2. Where the Chairman is appointed as proxy, if neither “Vote For” nor “Vote Against” is indicated, the Chairman will vote in favour of the resolution. DIRECTION FOR HOW TO VOTE _PLEASE TICK ONLY ONE_ VOTE FOR VOTE AGAINST Sign: signature of Holder(s) This section must be completed. Signed this day of 2011 Holder 1 Holder 2 Holder 3 Contact Name Contact Daytime Telephone Date For instructions on completing this form please see the reverse side. If you wish to attend the Meeting: Bring this form with you to the meeting. Perforation Attendance record card OVERPRINT DETAILS HERE Telecomnz Telecom Corporation of New Zealand Limited Stockholders’ Meeting Friday 30 September 2011 at 10am at Level 2, Telecom, 167 Victoria Street West Auckland 1142, New Zealand